Exhibit 99.2

ARRANGEMENT AGREEMENT

between
CENOVUS ENERGY INC.
and
MEG ENERGY CORP.
August 21, 2025

TABLE OF CONTENTS
1.1    Definitions    1
1.2    Interpretation Not Affected by Headings, etc.    15
1.3    Number, etc.    15
1.4    Date for Any Action    15
1.5    Entire Agreement    15
1.6    Currency    16
1.7    Accounting Matters    16
1.8    Disclosure in Writing    16
1.9    References to Legislation    16
1.10    Knowledge    16
1.11    No Strict Construction    16
1.12    Schedules    16
Article 2 THE ARRANGEMENT AND MEG MEETING    17
2.1    Plan of Arrangement    17
2.2    MEG Board Recommendation    18
2.3    Circular and MEG Meeting    18
2.4    Court Proceedings    20
2.5    Effective Date    20
2.6    Payment of Consideration    21
2.7    MEG Employee and Director Matters    21
2.8    Treatment of MEG Incentives    21
2.9    Applicable U.S. Securities Laws    23
2.10    Income Tax Matters and Withholdings Obligations    23
Article 3 COVENANTS AND ADDITIONAL AGREEMENTS    24
3.1    Conduct of Business of Purchaser    24
3.2    Conduct of Business of MEG    25
3.3    Covenants Regarding the Arrangement    27
3.4    Additional Covenants of Purchaser    30
3.5    Additional Covenants of MEG    31
3.6    Key Regulatory Approvals    32
3.7    Financings and Financing Assistance    33
Article 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER    39
4.1    Representations and Warranties of Purchaser    39
4.2    Investigation    39
4.3    Disclaimer    39
4.4    Survival of Representations and Warranties    39
Article 5 REPRESENTATIONS AND WARRANTIES OF MEG    39
5.1    Representations and Warranties of MEG    39
5.2    Investigation    39
5.3    Disclaimer    39
5.4    Survival of Representations and Warranties    39

ii
Article 6 CONDITIONS PRECEDENT    40
6.1    Mutual Conditions Precedent    40
6.2    Additional Conditions to Obligations of Purchaser    40
6.3    Additional Conditions to Obligations of MEG    41
6.4    Notice and Cure Provisions    42
6.5    Merger of Conditions    43
Article 7 ADDITIONAL AGREEMENTS    43
7.1    Covenants Regarding Non-Solicitation    43
7.2    Purchaser Disposition of Rights    47
7.3    Purchaser Expense Reimbursement    48
7.4    MEG Disposition of Rights    48
7.5    MEG Expense Reimbursement    49
7.6    Quantum of Termination Amounts and Specific Performance    49
7.7    Fees and Expenses    49
7.8    Access to Information; Confidentiality    49
7.9    Insurance and Indemnification    50
7.10    Financial Advisors    50
7.11    Privacy Issues    51
Article 8 AMENDMENT    52
8.1    Amendment    52
Article 9 TERMINATION    52
9.1    Termination    52
9.2    Notice and Effect of Termination    53
9.3    Waiver    53
Article 10 NOTICES    54
10.1    Notices    54
Article 11 GENERAL    55
11.1    Binding Effect    55
11.2    Assignment and Enurement    55
11.3    Disclosure    55
11.4    Severability    55
11.5    Further Assurances    55
11.6    Time of Essence    55
11.7    Governing Law    56
11.8    Specific Performance    56
11.9    Third Party Beneficiaries    56
11.10    Liability of Financing Sources    56
11.11    Counterparts    57

iii
SCHEDULES

SCHEDULE "A"	-	Plan of Arrangement
SCHEDULE "B"	-	Form of MEG Transaction Resolution
SCHEDULE "C"	-	Representations and Warranties of Purchaser
SCHEDULE "D"	-	Representations and Warranties of MEG

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT dated the 21st day of August, 2025
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada ("Purchaser")
- and -
MEG ENERGY CORP., a corporation existing under the laws of the Province of Alberta ("MEG")
WHEREAS Purchaser and MEG wish to complete a transaction involving the acquisition by Purchaser of all the issued and outstanding MEG Shares in accordance with the terms set out herein;
AND WHEREAS Purchaser and MEG wish to carry out the transactions contemplated by this Agreement by way of a plan of arrangement of MEG under Section 193 of the ABCA;
AND WHEREAS the Purchaser Board and the MEG Board have each unanimously determined that it would be in the best interests of Purchaser and MEG, respectively, to enter into this Agreement and to complete the transactions contemplated herein;
AND WHEREAS upon, among other things, the unanimous recommendation of the Special Committee and the advice of its Financial Advisors and external legal advisors, the MEG Board has unanimously determined (i) that the Arrangement is fair to the MEG Shareholders; and (ii) to recommend that the MEG Shareholders vote in favour of the MEG Transaction Resolution;
AND WHEREAS concurrently with the execution of this Agreement, Purchaser has entered into the MEG Support Agreements with the Supporting MEG Shareholders;
AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;
NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1Definitions
Whenever used in this Agreement, including the preamble and recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:
"5-Day VWAP" means, in respect of the MEG Shares or the Purchaser Shares, as applicable, the volume weighted average share price of the MEG Shares or the Purchaser Shares, as applicable, on the TSX (during continuous trading hours) for the five trading days ending on the trading date immediately preceding the Effective Date, calculated by dividing the total Canadian dollar value of the MEG Shares or the Purchaser Shares, as applicable, traded in such five trading day period on the TSX (during continuous trading hours) by the total number of such shares traded on the TSX (during continuous trading hours) for such five-day trading period;

"ABCA" means the Business Corporations Act, RSA 2000, c B-9;
"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons "acting jointly or in concert" within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids (other than Purchaser or its affiliates but including, for clarity, Strathcona or any Person or group of Persons acting jointly or in concert with Strathcona) whether or not in writing and whether or not delivered to MEG or the MEG Shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:
(a)any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible, exchangeable or exercisable for shares or other securities) of MEG that, when taken together with the shares and other securities of MEG held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of MEG or rights or interests therein and thereto;
(b)any direct or indirect acquisition or purchase of MEG's assets to which 20% or more of MEG's revenues or earnings on a consolidated basis are attributable (or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of MEG and its subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of subsidiaries owned by MEG);
(c)an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving MEG or its subsidiaries that collectively own assets to which 20% or more of MEG's revenues or earnings on a consolidated basis are attributable;
(d)any take-over bid, issuer bid, exchange offer or similar transaction involving MEG or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of MEG; or
(e)any transaction that would reasonably be expected to materially reduce the benefits to Purchaser of the Arrangement or impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;
and for greater certainty, the Parties acknowledge and agree that the Existing Strathcona Offer is an Acquisition Proposal, and any and each Amended Strathcona Offer shall be deemed to be a new and distinct "Acquisition Proposal" for the purposes of this Agreement;
"affiliate" means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the Schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;
"Agreement Date" means August 21, 2025;
"Alternative Financing" has the meaning ascribed thereto in Section 3.7(a)(iv);
"Amended Strathcona Offer" has the meaning ascribed thereto in Section 7.1(d);
"Anti-Corruption Laws" means collectively, the FCPA, the Corruption of Foreign Public Officials Act (Canada), Part IV of the Criminal Code (Canada), the Money Laundering Laws and the rules and regulations under any other Applicable Laws of any jurisdiction covering a similar subject matter;

"Applicable Canadian Securities Laws" means, collectively, the Securities Act or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;
"Applicable Laws" means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
"Applicable U.S. Securities Laws" means, collectively, federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) prior to the Effective Date;
"ARC" means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act;
"Arrangement" means the arrangement pursuant to section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of MEG and Purchaser, each acting reasonably;
"Articles of Arrangement" means the articles of arrangement in respect of the Plan of Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;
"associate" has the meaning ascribed thereto in the Securities Act;
"BMO Capital Markets" means BMO Nesbitt Burns Inc.;
"BMO Fairness Opinion" means the opinion of BMO Capital Markets, as financial advisor to MEG, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the Consideration to be received by MEG Shareholders is fair, from a financial point of view, to the MEG Shareholders;
"Business Day" means any day, other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;
"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement;
"Circular" means the management information circular of MEG to be sent by MEG to the MEG Shareholders (and any other Persons required by the Interim Order) in connection with the MEG Meeting, together with any amendments thereto or supplements thereof;
"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives where the context requires;
"Competition Act" means the Competition Act, RSC 1985, c C-34;
"Competition Act Approval" means the occurrence of one or more of the following, in respect of the transactions contemplated by this Agreement:
(a)the Commissioner shall have issued an ARC; or

(b)both: (i) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof; and (ii) unless such requirement is waived in writing by Purchaser, the Commissioner shall have issued a No Action Letter;
"Confidentiality Agreement" means the confidentiality agreement between Purchaser and MEG dated June 23, 2025, as amended from time to time;
"Consideration" means the consideration payable pursuant to the Plan of Arrangement to a Person who is a MEG Shareholder;
"Continuing Individuals" means MEG Employees (other than the MEG officers) as of the time immediately prior to the Effective Time whose employment is not terminated by MEG or the MEG Subsidiary effective and conditional upon the completion of the Arrangement, and includes the heirs, executors, administrators and other legal representatives of such employees;
"Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;
"Conversion Factor" means the quotient of the 5-Day VWAP for the MEG Shares divided by the 5-Day VWAP for the Purchaser Shares;
"Court" means the Court of King's Bench of Alberta;
"Debt Commitment Letter" means the Commitment Letter dated as of August 21, 2025 executed by Canadian Imperial Bank of Commerce and JPMorgan Chase Bank, N.A., Toronto Branch in favour of Purchaser as in effect on the Agreement Date, including the Acquisition Facilities – Summary of Principal Terms and Conditions attached thereto as Exhibit "A", the Conditions to Closing attached thereto as Exhibit "B", in each case, as may be amended from time to time;
"Debt Financing" means the debt financings contemplated under the Debt Commitment Letter the proceeds of which are intended to be used by Purchaser to satisfy a portion of the aggregate Consideration payable under the terms of the Plan of Arrangement;
"Debt Financing Documents" means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the "market flex" provisions) contained in the Debt Commitment Letter;
"Debt Issue" means the issuance or incurrence of debt securities, hybrid securities or incurrence of other indebtedness for borrowed money by Purchaser (other than the Debt Financing);
"Departing Individuals" means, as of the time immediately prior to the Effective Time: (i) the MEG directors; (ii) the MEG officers; (iii) the Former Employees; and (iv) all other MEG Employees whose employment is terminated or to be terminated by MEG or the MEG Subsidiary effective and conditional upon the completion of the Arrangement on a without cause basis (if any), and includes the heirs, executors, administrators and other legal representatives of such directors, officers, employees and former employees;
"Depositary" means the Person appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing MEG Shares and paying the Consideration;
"Disclosing Party" has the meaning ascribed thereto in Section 7.11(a);
"Disclosure Documents" has the meaning ascribed thereto in Section 3.7(b)(i);

"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;
"Economic Sanctions" means the economic sanctions administered by OFAC, Global Affairs Canada or Public Safety Canada or any Applicable Law or executive order relating thereto;
"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC;
"Effective Date" means the date the Arrangement becomes effective in accordance with the ABCA;
"Effective Time" means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;
"Encumbrance" means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing and "Encumber" shall have the correlative meaning;
"Environment" means the natural components of the earth and includes: (i) any land (including land surface or subsurface strata), soil or underground space, surface water, ground water, body of water, sediment, and air (including all layers of the atmosphere); (ii) all organic and inorganic matter and living organisms; (iii) the interacting natural systems that include components referred to in clauses (i) and (ii); (iv) the environment or natural environment as defined in any Environmental Laws; and (v) any other environmental medium or natural resource;
"Environmental Laws" means, with respect to any one or more Persons or its or their business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or Persons or its or their business, activities, property, assets or undertaking, including Laws relating to the storage, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release or disposal of, or exposure to, Hazardous Substances;
"Existing Strathcona Offer" means the existing unsolicited take-over bid for all of the outstanding MEG Shares and the associated MEG SRP Rights, made by Strathcona pursuant to Strathcona's offer to purchase and take-over bid circular dated May 30, 2025 (as such bid may be extended, changed or varied, other than to change the amount or form of consideration offered (including the type of consideration and/or the respective proportion of type of consideration offered) pursuant thereto (and, for clarity, if such bid is changed or varied to change the amount or form of consideration offered (including the type of consideration and/or the respective proportion of type of consideration offered), such bid shall constitute an "Amended Strathcona Offer" and an "Acquisition Proposal"));
"FCPA" means the United States Foreign Corrupt Practices Act of 1977;
"Final Order" means the order of the Court approving the Arrangement pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both MEG and Purchaser, each acting reasonably;
"Financial Advisors" means BMO Capital Markets and RBC Capital Markets;
"Financing" means the Debt Financing, a Debt Issue or any other alternative debt or equity financings contemplated under or otherwise not prohibited by the terms of the Debt Commitment Letter that may be obtained by Purchaser or its affiliates to fund a portion of the aggregate Consideration payable under the terms of the Plan of Arrangement;
"Financing Arrangements" has the meaning ascribed thereto in Section 3.7(b)(ii);
"Financing Materials" has the meaning ascribed thereto in Section 3.7(b)(iii)(H);

"Financing Source Parties" means the Financing Sources and each of their respective affiliates and their and their respective affiliates' respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, affiliates, members, managers, general or limited partners, assignees and each of their respective directors, officers, agents, accountants, attorneys, investment bankers, advisors, environmental consultants and other authorized representatives; provided neither Purchaser nor any affiliate of Purchaser shall be Financing Source Parties;
"Financing Sources" means the agents, arrangers, lenders, underwriters and other Persons that have committed or been engaged to provide or arrange (including through soliciting purchasers of, or otherwise placing, notes, other debt, equity or hybrid securities) or otherwise entered into agreements in connection with all or any part of the Financings, including the parties to the Debt Financing Documents, any joinder or counterparty agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates, successors and assigns;
"Former Employee" means a former employee of MEG or the MEG Subsidiary holding MEG RSUs or MEG PSUs;
"GLJ" means GLJ Ltd.;
"Governmental Authority" means any: (i) domestic or foreign, multinational, national, federal, territorial, provincial, state, regional, municipal or local government or governmental, regulatory, legislative, executive or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency, regulator, legislature or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;
"Hazardous Substances" means all material, substance and waste that is prohibited, listed, defined, designated, classified or regulated under or pursuant to any Environmental Laws, including any pollutant, substance, dangerous substance, toxic substance, hazardous material, hazardous substance, waste, hazardous waste, dangerous good or contaminant, whether natural or artificial, and all breakdown substances, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls;
"Hedging Transaction" means: (i) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, commodity purchase or sale (including, a forward Contract and whether settled by physical or financial delivery), equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (ii) any derivative or combination of these transactions;
"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;
"HSR Approval" means, all waiting periods (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by this Agreement, and any commitment to, or agreement with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by this Agreement, shall have expired or been terminated;
"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"Independent Contractors" means those Persons engaged by MEG or the MEG Subsidiary to provide services to MEG or the MEG Subsidiary, either in their personal capacity or through a corporation, and as disclosed in writing by MEG to Purchaser;
"Information Technology" means all: (i) computer, information technology, data processing, and communications systems, components, facilities, and services, including all software, hardware, networks, interfaces, platforms, databases and related data, switches, telecommunications equipment, operating systems, websites, website content, links; and (ii) equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format;
"Intellectual Property Rights" means any right or protection existing from time to time in any jurisdiction throughout the world, whether registered or not, under any patent Law or other invention or discovery Law, copyright Law, industrial design Law, confidential information Law (including breach of confidence), trade secret Law, trademark Law, rights in internet domain names and any other industrial or intellectual property Laws, including all registrations, applications for registration, divisionals and renewals for any of the foregoing (as applicable), legislation by competent Governmental Authorities and judicial decisions under common law or equity, and rights and remedies against past, present, and future infringement, misappropriation, or other violation of any such right or protection;
"Interim Order" means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the MEG Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both MEG and Purchaser, each acting reasonably;
"ISDA" has the meaning ascribed thereto in Section (y)(ii)(D) of Schedule "D";
"Key Regulatory Approvals" means collectively, the Competition Act Approval and the HSR Approval;
"Laws" means all laws (including, for greater certainty, common law), statutes, regulations, by-laws, statutory rules, Orders, ordinances, protocols, codes, guidelines, notices and directions enacted, promulgated, enforced, issued or entered by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;
"Matching Period" has the meaning ascribed thereto in Section 7.1(d);
"Material Adverse Change" or "Material Adverse Effect" means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, other than any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:
(a)any change, development or condition generally affecting the industries, businesses or segments thereof in which such Party and its respective subsidiaries operate;
(b)any change, development or condition in or relating to global, international, national or regional political conditions (including strikes, lockouts, riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets;
(c)any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Authority (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to Tax rates);
(e)any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to the oil and gas and oil sands exploration, development and production businesses;
(f)any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);
(g)any epidemic, pandemic, disease outbreak, other health crisis or public health event;
(h)any decline in the market price for crude oil, natural gas or related hydrocarbons on a current or forward basis;
(i)any change to any existing, or the imposition of any new, import or export restriction, prohibition, tariff, duty, charge or Tax imposed by:
(i)the federal or a state or other government of the United States of America on goods (including petroleum products) imported from or exported to Canada; or
(ii)the federal or a provincial or other government of Canada on goods (including petroleum products) imported from or exported to the United States of America;
(j)any actions taken (or omitted to be taken) at the written request of the Other Party;
(k)any action taken by the Party or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Section 3.3);
(l)any matter which has been disclosed in writing by the Purchaser to MEG or by MEG to the Purchaser, as applicable, or in a document filed by the Party since January 1, 2024 until two (2) Business Days prior to the Agreement Date with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the Party's profile on SEDAR+ at www.sedarplus.ca;
(m)the execution, announcement, pendency or performance of this Agreement or the consummation of the Arrangement;
(n)the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or
(o)any change in the market price, credit rating or trading volume of any securities of the Party or the Party's corporate credit rating (it being understood that the causes underlying such change in market price, credit rating or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);
provided, however, that: (i) with respect to clauses (a) through and including (i), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas and oil sands exploration industry (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect); and (ii) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred;
"material change" has the meaning ascribed thereto in the Securities Act;

"Material Subsidiary" means a subsidiary, the total assets of which constitute more than 10% of the consolidated assets of Purchaser or MEG (as applicable) as at December 31, 2024, the total liabilities of which constitute more than 10% of the consolidated liabilities of Purchaser or MEG (as applicable) as at December 31, 2024, or the total revenues of which constitute more than 10% of the consolidated revenues of Purchaser or MEG (as applicable) for the year ended December 31, 2024;
"MEG" means MEG Energy Corp., a corporation existing under the ABCA;
"MEG Balance Sheet" has the meaning ascribed thereto in Section (ee) of Schedule "D";
"MEG Board" means the board of directors of MEG;
"MEG Board Recommendation" has the meaning ascribed thereto in Section 2.2(a);
"MEG Capital Program" means the capital program of MEG disclosed in writing by MEG to Purchaser;
"MEG Cash-Settled PSUs" means the performance share units awarded pursuant to the MEG Cash-Settled RSU Plan, including any related dividend equivalent units;
"MEG Cash-Settled RSU Plan" means MEG's amended and restated Cash-Settled RSU Plan;
"MEG Cash-Settled RSUs" means the restricted share units awarded pursuant to the MEG Cash-Settled RSU Plan, including any related dividend equivalent units;
"MEG Credit Agreements" means, collectively: (i) the fifth amended and restated credit agreement dated as of June 27, 2024 among MEG, as borrower, Bank of Montreal, as agent, and the financial institutions party thereto as lenders from time to time; and (ii) the second amended and restated credit agreement dated as of June 24, 2022 between MEG, as borrower, and Bank of Montreal, as lender; as amended by the first amending agreement dated as of June 27, 2024;
"MEG Data Room" means all documents made available in the electronic data rooms accessible at [data room link redacted], as they existed as of 12:00 p.m. (Calgary, Alberta time) on August 21, 2025, and made available by MEG to Purchaser and its Representatives in connection with the transactions contemplated hereby;
"MEG Disclosure Letter" means the disclosure letter dated the Agreement Date from MEG to Purchaser;
"MEG Disposition Event" has the meaning ascribed thereto in Section 7.4;
"MEG DSU Plan" means the MEG Deferred Share Unit Plan, as amended;
"MEG DSUs" means deferred share units awarded pursuant to the MEG DSU Plan, including any related dividend equivalent units;
"MEG Employee Plans" has the meaning ascribed thereto in Section (tt) of Schedule "D";
"MEG Employees" means individuals employed by MEG or the MEG Subsidiary on a full-time, part-time or temporary basis, and for greater certainty includes officers of MEG;
"MEG Executive Employment Agreements" means the executive employment agreements between certain officers of MEG and MEG;
"MEG Expense Reimbursement Amount" has the meaning ascribed thereto in Section 7.5;
"MEG Expense Reimbursement Event" has the meaning ascribed thereto in Section 7.5;

"MEG Fairness Opinions" mean collectively, the BMO Fairness Opinion and the RBC Fairness Opinion;
"MEG Financial Statements" means, together: (i) the audited consolidated financial statements of MEG as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor's report thereon; and (ii) the interim consolidated unaudited financial statements of MEG as at and for the three and six months ended June 30, 2025;
"MEG Group" has the meaning ascribed thereto in Section 3.2(a);
"MEG Incentive Plans" means, collectively, the MEG DSU Plan and the MEG RSU Plans;
"MEG Incentives" means, collectively, the MEG DSUs, the MEG RSUs and the MEG PSUs;
"MEG Information" means the information prepared and provided by MEG and required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws other than Purchaser Information;
"MEG IP" has the meaning ascribed thereto in Section (zz) of Schedule "D";
"MEG IT" has the meaning ascribed thereto in Section (zz) of Schedule "D";
"MEG Material Contracts" means the Contracts described in Section (y) of Schedule "D", together with all exhibits, schedules and amendments to such Contracts;
"MEG Meeting" means the special meeting of MEG Shareholders to be called and held in accordance with this Agreement and the Interim Order to permit the MEG Shareholders to consider the MEG Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;
"MEG Note Indenture" means the trust indenture dated as of February 2, 2021, among MEG, the MEG Subsidiary, as guarantor, and Wilmington Trust, National Association, as trustee;
"MEG Notes" means the 5.875% senior notes due 2029, issued pursuant to the MEG Note Indenture;
"MEG PSUs" means, together, the MEG Treasury-Settled PSUs and the MEG Cash-Settled PSUs, and includes, for the purposes of Section 2.8, the number of MEG PSUs held, or deemed to be held, by the Departing Individuals and Continuing Individuals at the Effective Time after giving effect to the adjustments described in Section 2.8(b);
"MEG Required Approval" has the meaning ascribed thereto in Section 2.1(c)(iii);
"MEG Reserves Report" means the report prepared by GLJ and dated January 31, 2025, evaluating MEG's proved and probable reserves and certain contingent resources as at December 31, 2024;
"MEG RSU Plans" means together, the MEG Cash-Settled RSU Plan and the MEG Treasury-Settled RSU Plan;
"MEG RSUs" means, together, the MEG Treasury-Settled RSUs and the MEG Cash-Settled RSUs;
"MEG Shareholder" means a holder of MEG Shares;
"MEG Shareholder Rights Plan" means the shareholder rights plan agreement dated as of August 6, 2010 with Computershare Trust Company of Canada, as amended and/or amended and restated from time to time, and any shareholder rights plan adopted by MEG after that date;
"MEG Shares" means the common shares in the capital of MEG;

"MEG SRP Rights" means the rights issued pursuant to the MEG Shareholder Rights Plan, and "MEG SRP Right" means any one of them;
"MEG Subsidiary" means MEG Energy (U.S.) Inc.;
"MEG Support Agreements" means the support agreements entered into between the Supporting MEG Shareholders and Purchaser, dated as of the Agreement Date;
"MEG Termination Amount" has the meaning ascribed thereto in Section 7.4;
"MEG Transaction Resolution" means the special resolution in respect of the Arrangement to be considered and voted on by the MEG Shareholders at the MEG Meeting, substantially in the form included in Schedule "B" attached hereto, including any amendments or variations made thereto in accordance with this Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the discretion of the Court in the Interim Order are acceptable to MEG and Purchaser, each acting reasonably;
"MEG Treasury-Settled PSUs" means the performance share units awarded pursuant to the MEG Treasury-Settled RSU Plan, including any related dividend equivalent units;
"MEG Treasury-Settled RSU Plan" means MEG's amended and restated Treasury-Settled RSU Plan;
"MEG Treasury-Settled RSUs" means the restricted share units awarded pursuant to the MEG Treasury-Settled RSU Plan, including any related dividend equivalent units;
"misrepresentation" has the meaning ascribed thereto in the Securities Act;
"Money Laundering Laws" means collectively, the applicable anti-money laundering Laws thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities;
"No Action Letter" means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act;
"NYSE" means the New York Stock Exchange;
"OFAC" means the Office of Foreign Assets Control of the U.S. Treasury Department;
"OHSL" means Occupational Health and Safety Laws applicable to MEG;
"Order" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);
"Other Party" means: (i) with respect to Purchaser, MEG; and (ii) with respect to MEG, Purchaser;
"Outside Date" means the date that is six (6) months after the Agreement Date, provided that if any of the Key Regulatory Approvals have not been obtained by that date and none of the Key Regulatory Approvals have been denied by a non-appealable decision of a Governmental Authority, the Outside Date may be extended by a one (1) month period by either Party delivering a notice to the Other Party of its election of such extension delivered on or before the Outside Date then in effect, and thereafter the Outside Date may be extended by the mutual agreement of the Parties in writing;
"Parties" means Purchaser and MEG, and "Party" means either of them;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
"Personal Information" means any information that is defined as "personal information" under Applicable Law;
"Plan of Arrangement" means the plan of arrangement in the form attached hereto as Schedule "A", as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order with the consent of MEG and Purchaser, each acting reasonably;
"Purchaser" means Cenovus Energy Inc., a corporation existing under the laws of Canada;
"Purchaser Balance Sheet" has the meaning ascribed thereto in Section (dd) of Schedule "C";
"Purchaser Board" means the board of directors of Purchaser;
"Purchaser Data Room" means all documents made available in the electronic data room accessible at [data room link redacted], as it existed as of 12:00 p.m. (Calgary, Alberta time) on August 21, 2025, and made available by Purchaser to MEG and its Representatives in connection with the transactions contemplated hereby;
"Purchaser Disclosure Letter" means the disclosure letter dated the Agreement Date from Purchaser to MEG;
"Purchaser Disposition Event" has the meaning ascribed thereto in Section 7.2;
"Purchaser Expense Reimbursement Amount" has the meaning ascribed thereto in Section 7.3;
"Purchaser Expense Reimbursement Event" has the meaning ascribed thereto in Section 7.3;
"Purchaser Financial Statements" means, together: (i) the audited consolidated financial statements of Purchaser as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor's report thereon; and (ii) the interim consolidated unaudited financial statements of Purchaser as at and for the three and six months ended June 30, 2025;
"Purchaser First Preferred Shares" means the first preferred shares in the capital of Purchaser, issuable in one or more series;
"Purchaser Group" has the meaning ascribed thereto in Section 3.1(a);
"Purchaser Incentives" means, collectively, the Purchaser Options, the Purchaser PSUs and the Purchaser RSUs;
"Purchaser Information" means all information prepared and provided by Purchaser and required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws other than MEG Information;
"Purchaser Material Contracts" means the Contracts described in Section (x) of Schedule "C", together with all exhibits, schedules and amendments to such Contracts;
"Purchaser Option Plan" means the amended and restated employee stock option plan of Purchaser providing for the grant of Purchaser Options to employees of Purchaser or its subsidiaries made as of November 30, 2009, and amended and restated as of December 19, 2024;1
"Purchaser Options" means the stock options of Purchaser granted under the Purchaser Option Plan, as may be amended or amended and restated from time to time, entitling the holders thereof to acquire Purchaser Shares upon payment of an exercise price, or surrender the stock options for a cash payment, in accordance with the provisions of the Purchaser Option Plan;

"Purchaser Preferred Shares" means the Purchaser First Preferred Shares and Purchaser Second Preferred Shares;
"Purchaser PSU Plan" means the performance share unit plan for employees of Purchaser providing for the grant of Purchaser PSUs to employees of Purchaser or its affiliates adopted with effect from February 10, 2010 and amended and restated effective January 1, 2018, and further amended and restated effective January 27, 2021 and further amended and restated effective December 19, 2024;
"Purchaser PSUs" means the performance share units granted under the Purchaser PSU Plan entitling the holders thereof to receive a cash payment or Purchaser Shares (or a combination thereof), as determined by Purchaser, upon vesting in accordance with the provisions of the Purchaser PSU Plan;
"Purchaser RSU Plan" means the restricted share unit plan for employees of Purchaser providing for the grant of Purchaser RSUs to certain employees of Purchaser or its affiliates adopted with effect from February 7, 2010 and amended and restated effective January 1, 2018, and further amended and restated effective January 27, 2021 and further amended and restated effective December 19, 2024;
"Purchaser RSUs" means the restricted share units granted under the Purchaser RSU Plan entitling the holders to receive a cash payment or Purchaser Shares (or a combination thereof), as determined by Purchaser, upon vesting of such Purchaser RSUs in accordance with the provisions of the Purchaser RSU Plan;
"Purchaser Second Preferred Shares" means the second preferred shares in the capital of Purchaser, issuable in one or more series;
"Purchaser Shareholders" means the holders of Purchaser Shares;
"Purchaser Shares" means the common shares in the capital of Purchaser;
"Purchaser Subsidiaries" means the Material Subsidiaries of Purchaser;
"Purchaser Termination Amount" has the meaning ascribed thereto in Section 7.2;
"Purchaser Warrants" means the common share purchase warrants of Purchaser;
"Rating Agencies" means: (a) S&P Global Ratings, and any successor to the ratings business thereof ("S&P"); (b) Moody's Investors Service, Inc. or its successor to its rating agency business ("Moody's"); (c) Fitch Ratings, Inc. and its subsidiaries, or any successor to the rating agency business thereof ("Fitch"); or (d) if S&P, Moody's or Fitch or any or all of them shall not make a rating of the MEG Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by MEG, which shall be substituted for S&P, Moody's or Fitch or any or all of them, as the case may be;
"RBC Capital Markets" means RBC Dominion Securities Inc.;
"RBC Fairness Opinion" means the opinion of RBC Capital Markets, as financial advisor to the Special Committee, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the Consideration to be received by MEG Shareholders is fair, from a financial point of view, to the MEG Shareholders;
"Recipient" has the meaning ascribed thereto in Section 7.11(a);
"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;
"Release" means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into or through the Environment that would constitute a violation of Environmental Law;
"Representatives" has the meaning ascribed thereto in Section 7.1(a);
"Resignations and Mutual Releases" has the meaning ascribed thereto in Section 2.7(b);
"Return" means any written or electronic report, return, statement, claim for refund, estimate, election, designation, form, declaration of estimated Tax, information statement and information return relating to, or required to be filed or actually filed with a Governmental Authority in connection with, any Taxes;
"SEC" means the United States Securities and Exchange Commission;
"Securities Act" means the Securities Act, RSA 2000, c S-4;
"SEDAR+" means the System for Electronic Data Analysis and Retrieval +;
"Settlement Price" means an amount equal to: (i) $20.4375 in cash plus; (ii) the value of 0.33125 of a Purchaser Share, with the value of the portion of such consideration paid in Purchaser Shares being calculated based on the 5-Day VWAP for the Purchaser Shares;
"Special Committee" means the special committee of the MEG Board;
"Stock Exchanges" means the TSX and the NYSE;
"Strathcona" means Strathcona Resources Ltd.;
"subsidiary" has the meaning ascribed thereto in the Securities Act;
"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal:
(a)that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
(b)that is not subject to a financing condition;
(c)that is not subject to any due diligence condition and/or access condition;
(d)to acquire not less than all of the outstanding MEG Shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of MEG and its subsidiaries and partnership interests;
(e)that the MEG Board and any relevant committee thereof has determined in good faith, after receipt of advice from one of its Financial Advisors or other professional financial advisors and external legal counsel, is reasonably capable of being consummated without undue delay within the time and on the terms of such Acquisition Proposal (including, the terms of any proposed financing arrangements), taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; and
(f)that the MEG Board and any relevant committee thereof determines in good faith, after receipt of advice from one of its Financial Advisors or other professional financial advisors and external legal counsel, would be, if consummated within the time and in accordance with the terms of such Acquisition Proposal (including, the terms of any proposed financing arrangements), and without assuming away the risk of non-completion, more favourable, from a financial point of view, to the MEG Shareholders than the Arrangement, provided however that the Existing Strathcona Offer shall be deemed not to be, and may not constitute, a Superior Proposal for any purpose of this Agreement;

"Supporting MEG Shareholders" means each of the directors and executive officers of MEG;
"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Applicable Laws and howsoever denominated, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, employment insurance, health and health insurance, social services, education and social security taxes, fuel taxes or levies, all surtaxes, all customs duties and import and export taxes, pension plan and workers compensation premiums or contributions, carbon taxes or levies and other obligations of the same or of a similar nature to any of the foregoing;
"Tax Act" means the Income Tax Act, RSC 1985, c 1 (5th Supp);
"Transferred Information" has the meaning ascribed thereto in Section 7.11(a);
"TSX" means the Toronto Stock Exchange;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934; and
"U.S. Securities Act" means the United States Securities Act of 1933.
1.2Interpretation Not Affected by Headings, etc.
The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3Number, etc.
Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation". If a term is defined in this Agreement, a derivative of that term will have a corresponding meaning.
1.4Date for Any Action
If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.
1.5Entire Agreement
This Agreement and the Confidentiality Agreement (to the extent that the provisions of the Confidentiality Agreement have not been superseded by the provisions of this Agreement), together with the agreements and documents referred to herein and therein, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the MEG Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6Currency
Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.
1.7Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with IFRS.
1.8Disclosure in Writing
Reference to "disclosure in writing" or similar references herein shall, in the case of disclosure to Purchaser be references exclusively to the MEG Disclosure Letter, or in the case of disclosure to MEG be references exclusively to the Purchaser Disclosure Letter.
1.9References to Legislation
References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any rules, regulations and Orders promulgated thereunder from time to time in effect.
1.10Knowledge
In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of Purchaser or MEG, as the case may be, after such inquiry as such officers shall consider reasonable in the circumstances. For purposes of this Section 1.10, "Executive Officers" in the case of Purchaser means Purchaser's President & Chief Executive Officer, Purchaser's Executive Vice-President & Chief Financial Officer, Purchaser's Senior Vice-President, Legal, General Counsel & Corporate Secretary and Purchaser's Executive Vice-President, Corporate Development & Chief Sustainability Officer and in the case of MEG means MEG's President and Chief Executive Officer, MEG's Chief Financial Officer and all of MEG's Senior Vice Presidents.
1.11No Strict Construction
The Parties acknowledge that their respective external legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.
1.12Schedules
The following Schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

SCHEDULE "A"	-	Plan of Arrangement
SCHEDULE "B"	-	Form of MEG Transaction Resolution
SCHEDULE "C"	-	Representations and Warranties of Purchaser
SCHEDULE "D"	-	Representations and Warranties of MEG

ARTICLE 2
THE ARRANGEMENT AND MEG MEETING
2.1Plan of Arrangement
(a)Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.
(b)On September 9, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than September 18, 2025, subject to the availability of the Court, MEG will apply to the Court, in a manner acceptable to Purchaser, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order in cooperation with Purchaser. Upon receipt of the Interim Order, MEG will promptly carry out the terms of the Interim Order to the extent applicable to it.
(c)The application for an Interim Order referred to in Section 2.1(b) shall request that the Interim Order provide, among other things:
(i)for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the MEG Meeting and for the manner in which such notice is to be provided;
(ii)the calling and holding of the MEG Meeting;
(iii)that the requisite approval for the MEG Transaction Resolution to be placed before the MEG Shareholders at the MEG Meeting shall be:
(A)66⅔% of the votes cast on the MEG Transaction Resolution by MEG Shareholders present in person (or virtually) or represented by proxy at the MEG Meeting (and that each MEG Shareholder is entitled to one vote for each MEG Share held);
(B)if required under Applicable Canadian Securities Laws, a simple majority of the votes cast on the MEG Transaction Resolution by MEG Shareholders present in person (or virtually) or represented by proxy at the MEG Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; and
(C)such other approvals of the MEG Shareholders at the MEG Meeting as are required by the TSX under Part VI of the TSX Company Manual,
(iv)(the "MEG Required Approval");
(v)for the method and manner in which amendments, revisions or supplements to the Circular (and any other materials sent by MEG in connection with the MEG Meeting), including material changes, may be mailed, filed or otherwise publicly disseminated to the MEG Shareholders, and such other Persons as may be required by the Interim Order, as disclosed in writing by MEG to Purchaser;
(vi)that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of MEG, including quorum requirements and all other matters, shall apply in respect of the MEG Meeting;
(vii)for the grant of Dissent Rights to the registered MEG Shareholders as set forth in the Plan of Arrangement;
(viii)that the MEG Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court, and that notice of any such adjournment or postponement may be given by such method as MEG determines is appropriate in the circumstances and that the time period required by any such adjournment or postponement shall be for such time period or periods as MEG deems advisable;

(ix)confirmation of the record date for the purposes of determining the MEG Shareholders entitled to receive materials and vote at the MEG Meeting in accordance with the Interim Order;
(x)that such record date will not change in respect of any adjournment(s) or postponement(s) of the MEG Meeting, unless required by Applicable Laws;
(xi)for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(xii)for such other matters as the Parties may agree in writing, each acting reasonably.
(d)In the application referred to in Section 2.1(b), MEG shall inform the Court that Purchaser intends to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of the Purchaser Shares comprising a portion of the Consideration, and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Purchaser Shares will be issued. Each Person to whom Purchaser Shares will be issued on completion of the Arrangement will be given adequate notice in accordance with the Interim Order advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.
(e)On the condition that all necessary approvals for the MEG Transaction Resolution are obtained from the MEG Shareholders, MEG shall, as soon as reasonably practicable following the MEG Meeting but in any event not later than five (5) Business Days after the MEG Transaction Resolution is duly passed, but in all cases subject to the availability of the Court, submit the Arrangement to the Court and apply for the Final Order.
2.2MEG Board Recommendation
MEG represents and warrants to Purchaser that:
(a)upon, among other things, the unanimous recommendation of the Special Committee and the advice of its Financial Advisors and external legal advisors, the MEG Board has unanimously:
(i)determined that the Arrangement and the entry into this Agreement are in the best interests of MEG;
(ii)determined that the Arrangement is fair to MEG Shareholders and other MEG stakeholders;
(iii)approved this Agreement and the transactions contemplated hereby; and
(iv)resolved to recommend that MEG Shareholders vote in favour of the MEG Transaction Resolution;
(collectively (a)(i), (ii), (iii) and (iv) the "MEG Board Recommendation"); and
(b)the Special Committee has received the oral RBC Fairness Opinion, a written copy of which has been, or will be, delivered to the Special Committee on or before the date of the Circular and the MEG Board has received the oral BMO Fairness Opinion, a written copy of which has been, or will be, delivered to the MEG Board on or before the date of the Circular.
2.3Circular and MEG Meeting
(a)Following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, MEG shall, with assistance from and the participation of Purchaser: (i) prepare the Circular together with any other documents required by Applicable Laws in connection with the MEG Meeting and use commercially reasonable efforts to cause the Circular and such other documents to be mailed to the MEG Shareholders and such other Persons as required by the Interim Order and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed on September 12, 2025 or as soon as reasonably practicable thereafter, and in any event by no later than September 19, 2025; and (ii) use commercially reasonable efforts to convene and conduct the MEG Meeting on October 9, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than October 15, 2025, at which MEG Meeting the MEG Transaction Resolution shall be submitted to the MEG Shareholders entitled to vote upon such resolution for approval.
(b)MEG shall not adjourn, postpone or cancel the MEG Meeting (or propose the same) without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, except:
(i)in the case where the MEG Meeting is adjourned or postponed (but not cancelled) as required for quorum purposes
(ii)at the request of Purchaser for the purpose of attempting to obtain the MEG Required Approval in which case, the MEG Meeting shall be held within ten (10) Business Days of the latest date then scheduled for the MEG Meeting, in accordance with this Agreement, provided that Purchaser may only request one such adjournment or postponement;
(iii)where such adjournment or postponement of the MEG Meeting is pursuant to Section 7.1(d) of this Agreement; or
(iv)if required by Applicable Laws or by a Governmental Authority.
(c)MEG shall, with assistance from and the participation of Purchaser, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and the ABCA and to provide the MEG Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the MEG Meeting, and shall include: (i) or incorporate by reference the MEG Information; (ii) a copy of the MEG Fairness Opinions; (iii) subject to the terms of this Agreement, the MEG Board Recommendation; (iv) or incorporate by reference the Purchaser Information; (v) a summary of the terms of the MEG Support Agreements; and (vi) a copy, and summary of the terms and conditions, of this Agreement.
(d)Purchaser shall, in a timely manner, provide MEG with the Purchaser Information, and such other information relating to Purchaser as MEG may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.3(a).
(e)MEG shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Purchaser Information into the Circular substantially in the form provided by Purchaser, and MEG shall provide Purchaser and its Representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and shall give reasonable consideration to all comments made by Purchaser and its Representatives (subject to any Applicable Laws). The Circular shall comply, in all material respects, with Applicable Canadian Securities Laws and the ABCA.
(f)MEG shall use its reasonable commercial efforts to ensure that the Circular (other than the Purchaser Information) does not, at the time of the mailing of the Circular, contain any misrepresentation.
(g)Purchaser shall use its reasonable commercial efforts to ensure that the Purchaser Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.
(h)Each Party shall promptly notify the Other Party if it becomes aware that the Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as is required or appropriate, and MEG shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the MEG Shareholders and such other Persons if and to the extent required by the Interim Order and, if required by the Court or by Applicable Laws, file the same with the applicable securities regulatory authorities and other Governmental Authorities as required.
(i)MEG shall consult with Purchaser in fixing the record date of the MEG Meeting and shall not change such record date for the MEG Shareholders entitled to vote at the MEG Meeting in connection with any adjournment or postponement of the MEG Meeting unless required by Law or with the prior written consent of Purchaser.
(j)MEG shall provide notice to Purchaser of the MEG Meeting and allow Purchaser and its Representatives to attend such meeting.

(k)MEG shall advise Purchaser, as Purchaser may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the MEG Meeting, as to the aggregate tally of the proxies received by MEG in respect of the MEG Transaction Resolution and any other matters to be considered at the MEG Meeting.
2.4Court Proceedings
In connection with the Court proceedings relating to obtaining the Interim Order and the Final Order, MEG shall:
(a)provide Purchaser and its external legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Plan of Arrangement, prior to the filing of that material, and give reasonable consideration to all comments of Purchaser and its external legal counsel;
(b)provide Purchaser and its external legal counsel on a timely basis with a description of any information required to be supplied by Purchaser for inclusion in any material to be filed with the Court in connection with the Arrangement, prior to the filing of that material, and accept the reasonable comments of Purchaser and its external legal counsel with respect to any such information required to be supplied by Purchaser and included in such material and any other matters contained therein;
(c)provide external legal counsel to Purchaser, on a timely basis, with copies of any notice of appearance and evidence served on MEG or its counsel in respect of the application for the Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by MEG indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;
(d)not object to external legal counsel to Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such external legal counsel considers appropriate, acting reasonably, provided that MEG is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the terms of the Arrangement;
(e)subject to Applicable Laws, not file any material with, or make any written submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require Purchaser to agree or consent to, and Purchaser shall not be deemed to agree or consent to, any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser's obligations, or diminishes or limits Purchaser's rights, set forth in any such filed or served materials or under this Agreement;
(f)oppose any proposal from any Person that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Interim Order or the Final Order or by Applicable Law to return to Court with respect to the Interim Order or the Final Order do so only after notice to, and in consultation and cooperation with, Purchaser; and
(g)if at any time after the issuance of the Final Order and prior to the Effective Date, MEG is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Purchaser.
2.5Effective Date
The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur no later than three (3) Business Days following the later of the issuance of the Final Order and the receipt of the Key Regulatory Approvals, and subject to the satisfaction or waiver of the conditions set out in Article 6 and, in any event, not later than the Outside Date, unless otherwise agreed to by the Parties in writing.

2.6Payment of Consideration
Purchaser shall, following receipt of the Final Order and prior to the filing of the Articles of Arrangement with the Registrar pending only filing of the Articles of Arrangement, provide, or cause to be provided to the Depositary sufficient funds and Purchaser Shares (or an irrevocable direction to issue the Purchaser Shares in accordance with the Plan of Arrangement upon filing of the Articles of Arrangement) to be held in escrow (the terms and conditions of such escrow to be satisfactory to MEG and Purchaser, each acting reasonably) to satisfy the aggregate Consideration payable to the MEG Shareholders in accordance with the Plan of Arrangement (other than, for greater certainty, Consideration for MEG Shareholders that have validly exercised Dissent Rights).
2.7MEG Employee and Director Matters
(a)From and after the Effective Time, Purchaser and any successor to Purchaser shall honour, comply and perform or cause MEG to perform, all obligations of MEG under the MEG Executive Employment Agreements, change of control, severance agreements or other agreements with current or former employees of MEG and in accordance with Section 2.7(c), will give due consideration to the continued employment of the MEG Employees (other than MEG officers).
(b)Prior to the Effective Time, MEG shall use commercially reasonable efforts to obtain resignations and mutual releases (the "Resignations and Mutual Releases") (in a form satisfactory to Purchaser, MEG and such resigning individual, each acting reasonably), effective and conditional upon the completion of the Arrangement, from the directors of the MEG Board and each of the MEG officers, and MEG shall deliver such Resignations and Mutual Releases to Purchaser on or prior to the Effective Date. Such officers of MEG that execute their respective Resignations and Mutual Releases shall, on the Effective Date, be paid their full entitlements under their respective MEG Executive Employment Agreements and the MEG Incentives, in accordance with the terms thereof, all arising from the cessation of their employment on a without cause basis.
(c)All MEG Employees (other than MEG officers) and Independent Contractors will continue in their employment or service after the Effective Date. Following the Effective Date, Purchaser may identify MEG Employees and Independent Contractors who will be terminated by Purchaser, and Purchaser shall, in exchange for a customary and reasonable form of release, in form and substance satisfactory to Purchaser, acting reasonably, pay such MEG Employees and Independent Contractors, in addition to the payment of all earned entitlements, such as accrued salary, contractor fees, accrued and unused vacation and reimbursable expenses, (i) in respect of MEG Employees, no less than the severance payments and entitlements pursuant to outstanding MEG Incentives (including those entitlements owed to a holder of MEG Incentives in accordance with MEG's retirement policy, a copy of which has been disclosed in writing by MEG to Purchaser), the details of which are disclosed in writing by MEG to Purchaser, and (ii) in respect of Independent Contractors, all required contractual amounts in respect of the termination of their engagement.
(d)The Parties acknowledge and agree that no provision of this Section 2.7 shall give any MEG Employee any right to continued employment or impair in any way the rights of MEG to terminate the employment of any MEG Employee.
2.8Treatment of MEG Incentives
(a)The particulars of MEG Incentives outstanding as at the Agreement Date, and to be outstanding at the Effective Time after applying the performance factors approved by the MEG Board, have been disclosed in writing by MEG to Purchaser, including the names of holders of MEG Incentives and the number and type of MEG Incentives held by each such holder, and in respect of each such holder and such holder's MEG Incentives: (i) the grant date(s); (ii) the vesting date(s); and (iii) for MEG PSUs, the number of MEG PSUs before and after adjusting for the performance factors approved by the MEG Board and disclosed in writing by MEG to Purchaser.
(b)The Parties acknowledge that the completion of the Arrangement will result in a "Change of Control" under the MEG RSU Plans and the MEG RSUs and MEG PSUs outstanding thereunder. The Parties acknowledge and agree that: (i) the MEG PSUs outstanding at the Effective Time shall be adjusted at such time for the performance factors approved by the MEG Board and disclosed in writing by MEG to Purchaser; and (ii) each MEG RSU and MEG PSU held by a Continuing Individual at the Effective Time shall be further adjusted at such time by the Conversion Factor.

(c)Effective and conditional upon the completion of the Arrangement:
(i)all MEG RSUs and MEG PSUs held by the Departing Individuals shall vest and constitute "Vested Restricted Share Units" (as defined in the MEG RSU Plans) for the purposes of the MEG RSU Plans; and
(ii)MEG shall pay, or cause to be paid, to each Departing Individual holding MEG RSUs and MEG PSUs an amount in cash equal to the product of the number of MEG RSUs and MEG PSUs held by such Departing Individual multiplied by the Settlement Price, less applicable Taxes, whereafter such MEG RSUs and MEG PSUs shall be settled and terminated for the purposes of the MEG RSU Plans.
(d)Effective and conditional upon the completion of the Arrangement, MEG will pay, or cause to be paid, to each MEG director holding MEG DSUs an amount in cash equal to the product of the number of MEG DSUs held by such director multiplied by the Settlement Price, less applicable Taxes, whereafter such MEG DSUs shall be settled and terminated for the purposes of the MEG DSU Plans.
(e)Effective and conditional upon the completion of the Arrangement, the MEG RSUs and MEG PSUs held by the Continuing Individuals shall continue to vest in accordance with the MEG RSU Plans and any applicable grant or award agreement, and be settled on the vesting dates for such incentives as at the Agreement Date, in accordance with the MEG RSU Plans.
(f)Effective and conditional upon the completion of the Arrangement:
(i)MEG assigns and delegates to Purchaser, and Purchaser accepts and assumes from MEG, all rights and obligations of MEG under the MEG Incentive Plans and all MEG Incentives and related grant and award agreements outstanding thereunder;
(ii)all references in the MEG Incentive Plans: (A) to the "Corporation" or "MEG Energy Corp." shall mean the Purchaser; (B) to "Shares" shall refer to common shares in the capital of the Purchaser and such other security as may be substituted for it in accordance with the MEG Incentive Plans, including any rights that form part of the share or substituted security; (C) to the "Board" or "board of directors" shall mean the Purchaser Board; and (D) to the "Committee" or the "Compensation Committee" shall mean the Human Resources and Compensation Committee of the Purchaser Board or such other committee of the Purchaser Board mandated with responsibility for employee compensation matters at Purchaser, as applicable; and
(iii)except to the extent specifically modified or provided by this Agreement, all of the terms and conditions of each MEG RSU Plan and each MEG RSU and MEG PSU as in effect immediately prior to the Effective Time shall continue in full force and effect and shall not in any way be amended, revised or otherwise affected by this Agreement or the Arrangement.
(g)Subject to completion of the Arrangement, MEG will pay, or cause to be paid, to each MEG Employee as at the Effective Time, an amount in cash equal to such employee's share, as determined by MEG, of the annual bonus pool established by the MEG Board for the period ended on the Effective Date. The aggregate amount paid by MEG pursuant to this Section 2.8(g) shall not exceed the amount disclosed in writing by MEG to Purchaser.
(h)MEG will ensure that it has available funds, at the Effective Time, sufficient to make the payments described in this Section 2.8. Prior to the Effective Date and notwithstanding the terms of the MEG Incentive Plans, the MEG Board (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions as may be reasonably required, as determined by the MEG Board, in order to give effect to the transactions set out in this Section 2.8, including any amendment to any of the MEG Incentive Plans.
(i)All payments under this Section 2.8 to Departing Individuals who are MEG directors or officers shall be made at the Effective Time by wire transfer to the account designated in writing by each Departing Individual. All payments under this Section 2.8: to (i) Departing Individuals who are not MEG directors or officers; and (ii) Continuing Individuals shall be made as soon as practicable after the Effective Date through MEG's normal course payroll processes, except for the payments to be made pursuant to Section 2.8(g) which will be made at the Effective Time through a special run using MEG's payroll processes.

(j)This Section 2.8, and the rights and obligations of the Parties and the Departing Individuals and Continuing Individuals under this Section 2.8, shall survive completion of the Arrangement.
2.9Applicable U.S. Securities Laws
The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Purchaser Shares issuable to MEG Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.9. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:
(a)the Arrangement will be subject to the approval of the Court;
(b)the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement, prior to the hearing required to approve the Interim Order;
(c)the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to those whom Purchaser Shares will be issued pursuant to the Arrangement;
(d)each person entitled to receive the Purchaser Shares pursuant to the Arrangement will be given adequate notice by way of disclosure in the Circular advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(e)each person entitled to receive the Purchaser Shares will be advised by way of disclosure in the Circular that the Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;
(f)the Final Order approving the Arrangement that is obtained from the Court will expressly acknowledge that the Arrangement is substantively and procedurally fair to those whom Purchaser Shares will be issued pursuant to the Arrangement;
(g)the Interim Order approving the MEG Meeting will specify that each MEG Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within the time prescribed by the Interim Order; and
(h)the Final Order shall include a statement to substantially the following effect: "This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such Act, regarding the distribution of securities of Purchaser, pursuant to the Plan of Arrangement."
2.10Income Tax Matters and Withholdings Obligations
(a)MEG, Purchaser and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any shares issuable or transferable) to any Person pursuant to the Arrangement (including in connection with any amount payable, or any shares issuable or transferable, pursuant to any MEG Incentive), such amounts as MEG, Purchaser or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of MEG, Purchaser or the Depositary is hereby authorized to sell or otherwise dispose of any shares issuable or transferable pursuant to the Arrangement or any MEG Incentive as is necessary to provide sufficient funds to MEG, Purchaser or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of MEG, Purchaser or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and MEG, Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale. MEG shall be exclusively responsible to ensure compliance with any deduction, withholding and remittance obligations imposed on it under Applicable Law (including the Tax Act) in respect of any amounts paid or shares issued or transferred in connection with the exercise or settlement of MEG Incentives (whether pursuant to Section 2.8 or otherwise).
ARTICLE 3
COVENANTS AND ADDITIONAL AGREEMENTS
3.1Conduct of Business of Purchaser
From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of MEG (such consent not to be unreasonably withheld, conditioned or delayed):
(a)the business of Purchaser and the Purchaser Subsidiaries (collectively, the "Purchaser Group") shall be conducted only in, and the members of the Purchaser Group shall not take any action except in, the ordinary course of business and substantially consistent with its past practice other than as disclosed by Purchaser to MEG, and Purchaser shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;
(b)except as disclosed in writing by Purchaser to MEG, Purchaser shall not, and shall not permit any other member of the Purchaser Group to, directly or indirectly: (i) amend Purchaser's constating documents; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case, except as required by IFRS or as disclosed in writing by Purchaser to MEG; (iii) other than the regular quarterly dividends in an amount consistent with past practice and dividends payable to holders of the Purchaser Preferred Shares in accordance with the terms thereof, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of the Purchaser Shares owned by any Person other than a member of the Purchaser Group; (iv) except (A) Purchaser Shares issuable pursuant to the terms of Purchaser Incentives and Purchaser Warrants, or (B) with respect to the grant of Purchaser Incentives in the ordinary course of business, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Purchaser or any Purchaser Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Purchaser or any Purchaser Subsidiary (other than securities of a Purchaser Subsidiary to a Person who is a member of the Purchaser Group); (v) split, consolidate, redeem, purchase or otherwise acquire any of Purchaser's outstanding shares or other securities, other than in accordance with the terms thereof; (vi) amend the terms of any security of Purchaser; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Purchaser or a Purchaser Subsidiary; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement (in each case which is material to the business of Purchaser on a consolidated basis) with respect to any of the foregoing, except as permitted above;
(c)except as contemplated by this Agreement, disclosed in writing by Purchaser to MEG, in the ordinary course of business or otherwise solely involving members of the Purchaser Group, Purchaser shall not, and shall not permit any other member of the Purchaser Group to, directly or indirectly: (i) sell, pledge, dispose of or Encumber any assets of the Purchaser Group with a value individually or in the aggregate exceeding [limit redacted]; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from a subsidiary of Purchaser) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [limit redacted]; (iii) (A) incur any indebtedness for borrowed money or any other refinancing, liability or obligation, or (B) issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in each case (w) as required to perform or fulfill the capital program of Purchaser or pursuant to Purchaser's cash management activities, (x) as disclosed in writing by Purchaser to MEG, (y) as would not be material to the business of Purchaser on a consolidated basis, or (z) for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Purchaser, on a consolidated basis, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Purchaser's most recently publicly available financial statements as of the Agreement Date as required by Applicable Laws; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Purchaser, on a consolidated basis; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document (in each case which is material to the business of Purchaser on a consolidated basis); (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated, consistent with past practice; (viii) endorse or enter into, or materially change, amend or modify any Contract, arrangement or undertaking, in each case which is material to the business of Purchaser on a consolidated basis, with any Person (other than a subsidiary of Purchaser) in which such member of the Purchaser Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing (in each case which is material to the business of Purchaser on a consolidated basis); and
(d)Purchaser shall not agree, resolve or commit to do anything that it is prohibited from doing under the foregoing provisions of this Section 3.1.
Nothing in this Agreement is intended to or shall result in MEG exercising influence over the operations of Purchaser. For greater certainty, prior to the Effective Date, Purchaser will exercise, consistent with the terms of this Agreement, complete control and supervision over the Purchaser Group's operations.
3.2Conduct of Business of MEG
From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):
(a)the business of MEG and the MEG Subsidiary (collectively, the "MEG Group") shall be conducted only in, and the members of the MEG Group shall not take any action except in, the ordinary course of business and consistent with its past practice, and MEG shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;
(b)MEG shall not, and shall not permit any other member of the MEG Group to, directly or indirectly: (i) amend MEG's constating documents or amend in any material respect the constating documents of any other member of the MEG Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case, except as required by IFRS or as disclosed in writing by MEG to Purchaser; (iii) other than (A) the regular quarterly dividend of $0.11 per share to be paid on October 15, 2025 by MEG to MEG Shareholders of record on September 15, 2025 and (B) the regular quarterly dividend of $0.11 per share to be paid on January 15, 2026 by MEG to MEG Shareholders of record on December 15, 2025, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of the MEG Shares owned by any Person other than a member of the MEG Group; (iv) except as disclosed in writing by MEG to Purchaser, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of MEG or the MEG Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of MEG or the MEG Subsidiary; (v) except as disclosed in writing by MEG to Purchaser or as required to comply with non-discretionary requirements of the MEG Incentives, grant or issue any MEG Incentives; (vi) issue any MEG Shares to settle and payout MEG Incentives; (vii) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (viii) amend the terms of any of its securities; (ix) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of MEG or the MEG Subsidiary; or (x) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;
(c)MEG shall not, and shall not permit any other member of the MEG Group to, directly or indirectly: (i) sell, pledge, dispose of or Encumber any assets of the MEG Group with a value individually or in the aggregate exceeding [limit redacted], other than the sale of petroleum products in the ordinary course of business; (ii) surrender, release or abandon the whole or any part of the assets of the MEG Group (excluding abandonment and reclamation activities in the ordinary course and oil and natural gas lease expiries except as disclosed in writing by MEG to Purchaser); (iii) perform any abandonment or reclamation activities except to the extent necessary to avoid any breach of Applicable Laws or except as disclosed in writing by MEG to Purchaser; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from the MEG Subsidiary) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [limit redacted]; (v) (A) incur any indebtedness for borrowed money or any other refinancing, liability or obligation, or (B) issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in each case (x) as required to perform or fulfill the MEG Capital Program, or (y) in the ordinary course of business consistent with past practice for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time, or, in any case, in relation to internal transactions solely involving members of the MEG Group; (vi) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of MEG, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in MEG's most recently publicly available financial statements as of the Agreement Date as required by Applicable Laws or incurred in the ordinary course of business consistent with past practice; (vii) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of MEG; (viii) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of MEG, other than in the ordinary course of business consistent with past practice; (ix) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice; (x) endorse or enter into, or materially change, amend or modify any Contract, arrangement or undertaking with any Person (other than the MEG Subsidiary) in which such member of the MEG Group holds a direct or indirect equity interest; or (xi) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;
(d)MEG shall not enter into any Contract which individually could require payments by MEG of more than [limit redacted] annually or that in aggregate together with other Contracts entered into after the Agreement Date could require payments by MEG of more than [limit redacted] annually;
(e)except as disclosed in writing by MEG to Purchaser, MEG shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by MEG of more than [limit redacted] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by MEG of more than [limit redacted] annually;
(f)except for the aggregate amount set forth in the MEG Capital Program which has been disclosed in writing by MEG to Purchaser or as may be necessary in situations of emergency to preserve life, property or the environment, MEG shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [limit redacted];
(g)MEG shall not, and shall not permit the MEG Subsidiary to, grant to any executive officer or director an increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement (or amendments thereof or ancillary agreements) with, any executive officer or director of any member of the MEG Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;
(h)except as disclosed in writing by MEG to Purchaser, no member of the MEG Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, benefit, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing MEG Employee Plans (including making matching contributions under the employee savings plan);
(i)MEG shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to MEG, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(j)MEG shall maintain a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and will otherwise comply with National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;
(k)MEG shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and MEG shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;
(l)except as disclosed in writing by MEG to Purchaser, MEG shall: (i) duly and on a timely basis file all material Returns required to be filed by it before the Effective Date and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable by it before the Effective Date except any amounts not required to be paid because the Tax is validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business, except as required by Applicable Law; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [limit redacted]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2024; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of MEG which are not due or payable prior to the Effective Date; and
(m)MEG shall not agree, resolve or commit to do anything that it is prohibited from doing under the foregoing provisions of this Section 3.2.
Nothing in this Agreement is intended to or shall result in Purchaser exercising influence over the operations of MEG. For greater certainty, prior to the Effective Date, MEG will exercise, consistent with the terms of this Agreement, complete control and supervision over the MEG Group's operations.
3.3Covenants Regarding the Arrangement
Subject to Applicable Laws, from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed):
(a)each Party will comply promptly with all requirements imposed by Applicable Law on it with respect to this Agreement and the Arrangement;
(b)each Party will use its reasonable commercial efforts to assist the Other Party in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;

(c)other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.6, each Party shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under this Agreement (to the extent the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete and give effect to the transactions contemplated by this Agreement and the Arrangement, including using its reasonable commercial efforts to promptly:
(i)obtain and maintain all necessary waivers, consents, permits, exemptions, Orders, agreements, amendments (including, if applicable, in respect of the Interim Order), confirmations and approvals required to be obtained from any Person in connection with the Arrangement (including from counterparties to any material Contracts); and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement: (A) not, without the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any liability or other obligation due to such Person to the extent that such payments are not provided for in a Contract with such Person; and (B) neither Party nor any of their respective affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any commitment or incur any liability or other obligation to such Person to the extent that such payments are not provided for in a Contract with such Person;
(ii)obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;
(iii)effect all necessary registrations, filings and submissions of information required by Governmental Authority from such Party and its subsidiaries relating to the Arrangement;
(iv)obtain all necessary exemptions, consents, Orders, approvals and authorizations as are required by it under all Applicable Laws to permit it to carry out the transactions contemplated by this Agreement and/or necessary to complete the Arrangement; and
(v)upon reasonable consultation with the Other Party, oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;
(d)each Party will promptly provide to the Other Party, for review by the Other Party and its external legal counsel, prior to filing or issuance of the same, any proposed public disclosure document, including any news release or material change report, subject to such Party's obligations under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws to make continuous disclosure and timely disclosure of material information, and the Other Party agrees to keep such information confidential in accordance with the terms of the Confidentiality Agreement until it is filed as part of such Party's public disclosure record on SEDAR+;
(e)neither MEG nor Purchaser nor their respective subsidiaries, as applicable, shall take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby, or which would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;
(f)each Party will promptly notify the Other Party in writing of:
(i)any notice or other communication from any Person (other than Governmental Authorities in connection with the Key Regulatory Approvals) alleging that the consent or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation of such Person (or another

Person) is or may be required in connection with this Agreement or the Arrangement and the response thereto from such Party, its subsidiaries or its Representatives;
(ii)any substantive communication from any Governmental Authority in connection with the transactions and Key Regulatory Approvals contemplated by this Agreement, the Existing Strathcona Offer and any Amended Strathcona Offer after the date hereof, and the response thereto from such Party, its subsidiaries or its Representatives, subject to the provisions of Section 3.6;
(iii)any substantive Governmental Authority or third-party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of MEG or Purchaser or their respective subsidiaries, as applicable, or the Arrangement, and any material change in relation thereto;
(iv)all substantive matters relating to material claims, Orders, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of such Party, threatened, against MEG or Purchaser or their respective subsidiaries, as applicable, or related to the Arrangement; and
(v)any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and such Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Other Party pursuant to this Section 3.3(f);
(g)each Party will use its reasonable commercial efforts to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under Applicable Canadian Securities Laws in the provinces and territories where it is a reporting issuer as at the Agreement Date;
(h)Purchaser shall indemnify and save harmless MEG and the MEG Subsidiary and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of MEG, the MEG Subsidiary and their respective directors, officers, employees, representatives and agents may be subject or may suffer or incur, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)any misrepresentation or alleged misrepresentation contained in the Purchaser Information in the Circular or in any material filed by Purchaser in compliance or intended compliance with any Applicable Laws; or
(ii)any Order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Purchaser in the Purchaser Information contained in the Circular, except that Purchaser shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the MEG Information or in any material filed by MEG in compliance or intended compliance with any Applicable Laws;
(i)MEG shall indemnify and save harmless Purchaser and the Purchaser Subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of Purchaser and the Purchaser Subsidiaries and their respective directors, officers, employees, representatives and agents may be subject or may suffer or incur, whether under the provisions of any

Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)any misrepresentation or alleged misrepresentation contained in the MEG Information in the Circular or in any material filed by MEG in compliance or intended compliance with any Applicable Laws; or
(ii)any Order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by MEG in the MEG Information contained in the Circular, except that MEG shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Purchaser Information or in any material filed by or on behalf Purchaser in compliance or intended compliance with any Applicable Laws;
(j)except for letters of transmittal and non-substantive communications with the holders of its securities and communications that MEG is required to keep confidential pursuant to Applicable Law, MEG shall furnish promptly to Purchaser, or Purchaser's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by MEG Shareholders or regulatory agencies in connection with: (i) the Arrangement; (ii) the MEG Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies, in connection with the transactions contemplated by this Agreement;
(k)other than in connection with obtaining the Key Regulatory Approvals, which approvals shall be governed by the provisions of Section 3.6, each Party shall make all filings and applications under Applicable Laws that are required to be made by such Party in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws; and
(l)MEG shall ensure that it has available funds to pay the Purchaser Termination Amount pursuant to Section 7.2 and the Purchaser Expense Reimbursement Amount pursuant to Section 7.3 and Purchaser shall ensure that it has available funds to pay the MEG Termination Amount pursuant to Section 7.4 and the MEG Expense Reimbursement Amount pursuant to Section 7.5, as applicable, each Party having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required.
3.4Additional Covenants of Purchaser
Purchaser shall perform and shall cause each other member of the Purchaser Group to perform all obligations required to be performed under this Agreement, cooperate with MEG in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:
(a)Purchaser shall assist MEG in the preparation of the Court documents related to the Interim Order and the Final Order;
(b)subject to Applicable Laws or as contemplated in this Agreement, Purchaser shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with MEG's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require MEG to agree or consent to any decreased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases MEG's obligations, or diminishes or limits MEG's rights, set forth in any such filed or served materials or under this Agreement;
(c)Purchaser will use its reasonable commercial efforts to maintain the listing of the Purchaser Shares on the Stock Exchanges;

(d)Purchaser shall: (i) apply to the TSX for conditional approval of the listing and posting for trading of the Purchaser Shares forming a portion of the Consideration to be issued pursuant to the Arrangement; (ii) apply to the NYSE for approval of the listing of the Purchaser Shares forming part of the Consideration to be issued pursuant to the Arrangement; and (iii) use all reasonable commercial efforts to obtain such conditional approval or approvals, subject only to customary conditions for listing of such Purchaser Shares, prior to the mailing of the Circular;
(e)Purchaser will cause to be taken all necessary corporate action to create, allot and reserve for issuance the Purchaser Shares forming a portion of the Consideration to be issued pursuant to the Plan of Arrangement; and
(f)other than in connection with obtaining the Key Regulatory Approvals (which shall be governed by Section 3.6), Purchaser will make all filings and applications under Applicable Laws that are required to be made on the part of Purchaser or, following the Effective Date, MEG, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws.
3.5Additional Covenants of MEG
MEG shall perform and shall cause the MEG Subsidiary to perform all obligations required to be performed under this Agreement, cooperate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:
(a)MEG will forthwith carry out the terms of the Interim Order and the Final Order;
(b)MEG will, at the direction of Purchaser in its sole discretion, send a notice of redemption to each holder of MEG Notes, pursuant to the optional redemption provisions set forth in, and in accordance with, Section 3.07 of the MEG Note Indenture, providing for the redemption of the MEG Notes conditional upon the implementation of the Arrangement, and subject to such other conditions, if any, and on such other terms as may be agreed to by the Parties;
(c)MEG will use its reasonable commercial efforts to maintain the listing of the MEG Shares on the TSX until the Effective Time;
(d)unless this Agreement shall have been terminated in accordance with Section 9.1, MEG shall convene and hold the MEG Meeting, at which meeting the MEG Transaction Resolution shall be submitted to the MEG Shareholders entitled to vote upon such resolution for approval, even if the MEG Board shall have withdrawn, amended, modified or qualified the MEG Board Recommendation;
(e)MEG shall conduct the MEG Meeting in accordance with the by-laws of MEG, the terms of this Agreement, and any instrument of a Governmental Authority governing or having authority over such meeting (including the Interim Order) and otherwise in accordance with Applicable Laws;
(f)MEG shall not, without the written consent of Purchaser, propose or submit for consideration at the MEG Meeting any business other than the MEG Transaction Resolution;
(g)subject to the terms of this Agreement, MEG shall solicit proxies to be voted at the MEG Meeting in favour of the MEG Transaction Resolution, and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Purchaser, will retain a proxy solicitation firm to assist with its proxy solicitation;
(h)MEG shall provide Purchaser with copies of or access to information regarding the MEG Meeting generated by the registrar and transfer agent for the MEG Shares or any proxy solicitation firm retained by MEG, as may be reasonably requested from time to time by Purchaser;
(i)MEG shall permit Purchaser to, at Purchaser's expense, directly or through a proxy solicitation firm, actively solicit proxies in favour of the MEG Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the MEG Transaction Resolution or the completion of any of the transactions contemplated in this Agreement in compliance with Applicable Law, and disclose in the Circular that Purchaser may make such solicitations;

(j)as reasonably requested from time to time by Purchaser in connection with any solicitation proxies conducted pursuant to Section 3.3(i), MEG shall provide Purchaser with a list of the registered holders of MEG Shares, participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of MEG Shares, together with their addresses and respective holdings of MEG Shares, as applicable; and MEG shall, and shall instruct the registrar and transfer agent for the MEG Shares to, furnish Purchaser with such additional information, including updated or additional lists of MEG Shareholders and other assistance, as Purchaser may reasonably request from time to time in furtherance of the solicitation of proxies in respect of the MEG Meeting;
(k)prior to the Effective Date, MEG shall cooperate with Purchaser in making an application to the Stock Exchanges to list the Purchaser Shares forming a portion of the Consideration to be issued to MEG Shareholders pursuant to the Arrangement;
(l)other than in connection with obtaining the Key Regulatory Approvals (which shall be governed by Section 3.6), MEG will make all filings and applications under Applicable Laws that are required to be made on the part of MEG in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws; and
(m)MEG shall promptly inform Purchaser as soon as it is aware of the number of MEG Shareholders for which MEG receives notices of dissent, purported dissent exercises or written objections to the Arrangement, whether or not such notices or objections are valid or in proper form, and provide Purchaser with copies of such notices and written objections on an as received basis and, subject to Applicable Laws, shall provide Purchaser with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of MEG to any MEG Shareholder exercising or purporting to exercise Dissent Rights in relation to the MEG Transaction Resolution and reasonable consideration shall be given to any comments made by Purchaser and its external legal counsel prior to sending any such written communications. MEG shall not settle any claims with respect to Dissent Rights without the prior written consent of Purchaser, not to be unreasonably withheld, conditioned or delayed.
3.6Key Regulatory Approvals
(a)In connection with the Key Regulatory Approvals:
(i)within five (5) Business Days following the Agreement Date,
(A)Purchaser shall, with the assistance of and in consultation with MEG, prepare and file with the Commissioner a request for an ARC or, in the alternative, a No Action Letter, in respect of the transactions contemplated by this Agreement; and
(B)each of Purchaser and MEG shall, and shall cause their respective affiliates, if applicable, to file with the Commissioner a notification under Part IX of the Competition Act;
(ii)within six (6) Business Days following the Agreement Date, each of Purchaser and MEG shall, and shall cause their respective affiliates, to file all required notifications under the HSR Act in respect of the transactions contemplated by this Agreement and request early termination of the applicable waiting period under the HSR Act; and
(b)Each Party shall, and shall cause its respective affiliates to, use its commercially reasonable efforts to obtain the Key Regulatory Approvals as soon as reasonably practicable, but in any event no later than three (3) Business Days prior to the Outside Date. In addition, notwithstanding anything to the contrary contained in this Agreement, Purchaser shall (and shall cause its affiliates to) take, or cause to be taken, all actions and do or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement as soon as practicable (and in any event no later than three (3) Business Days prior to the Outside Date), including offering, proposing, negotiating, agreeing to, consenting to and effecting:
(i)the sale, lease, license, divestiture or other disposition of any assets, operations, businesses or interests of Purchaser, MEG or their respective affiliates;
(ii)the termination of existing relationships, contractual rights or obligations of Purchaser, MEG or their respective affiliates;

(iii)the termination of any venture or other arrangement of Purchaser, MEG or their respective affiliates;
(iv)the creation of any relationship, contractual right or obligation binding on Purchaser, MEG or their respective affiliates;
(v)any other change or restructuring of Purchaser, MEG or their respective affiliates;
(vi)restrictions or actions that limit Purchaser's or its affiliates' freedom of action or operation with respect to any assets, operations, businesses or interests; and
(vii)any other remedy, condition or commitment of any kind.
(c)In connection with obtaining the Key Regulatory Approvals, Purchaser shall, and shall cause its affiliates to, use their reasonable commercial efforts to vigorously defend against, resist and resolve, through litigation on the merits and appeal, any action, suit, litigation or other proceeding that is instituted by any Governmental Authority or other Person challenging the validity or legality, or seeking to restrain, the consummation of the transactions contemplated by this Agreement.
(d)In connection with obtaining the Key Regulatory Approvals, subject to Applicable Law, each Party shall, and shall cause its affiliates to: (i) cooperate with the Other Party and provide such information and assistance to the Other Party as the Other Party may reasonably request in connection with obtaining the Key Regulatory Approvals; (ii) respond as soon as practicable to any requests for information, documents, interviews or testimony (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority in connection with the transactions contemplated by this Agreement; (iii) permit the Other Party an advance opportunity to review and comment upon any proposed substantive communications to any Governmental Authority in connection with the transactions contemplated by this Agreement, consider in good faith the comments of the Other Party, and provide the Other Party with final copies thereof; (iv) not participate in any substantive meetings or discussions (whether in person, by email, by telephone or otherwise) with any Governmental Authority in connection with the transactions contemplated by this Agreement without giving the Other Party a reasonable opportunity to attend and participate thereat (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion); (v) keep the Other Party informed of the status of the Key Regulatory Approvals and promptly notify the Other Party of receipt of any substantive communications of any nature from a Governmental Authority in connection with the transactions contemplated by this Agreement and provide the Other Party with copies thereof; (vi) refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement or commitment with a Governmental Authority to delay or not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the Other Party (which shall not be unreasonably withheld); and (vii) not do anything that would reasonably be expected to prejudice the Key Regulatory Approvals from being obtained or otherwise adversely affect or prevent the receipt of the Key Regulatory Approvals by the Outside Date. The Parties will coordinate and cooperate in good faith in respect of any strategic decisions relating to the Key Regulatory Approvals; however in the event of a disagreement between the Parties, Purchaser will have final authority and sole discretion with respect to the strategic decisions relating to the Key Regulatory Approvals, subject to Purchaser's compliance with its obligation under this Section 3.6.
(e)Notwithstanding any requirement in this Agreement, including this Section 3.6 and Section 7.8, or any other provision in this Agreement, where a Party is required to provide information to the Other Party that is competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the Other Party, provided that the disclosing Party also provides a redacted version of any such information to the Other Party.
(f)Purchaser shall pay all filing fees payable to any Governmental Authority in respect of the Key Regulatory Approvals.
3.7Financings and Financing Assistance
(a)Debt Financing
(i)Purchaser shall use its reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt

Financing on the terms and conditions described in the Debt Commitment Letter, including to: (A) maintain in effect the Debt Commitment Letter in accordance with its terms (except for such amendments, supplements, modifications, replacements or waivers permitted under this Section 3.7 and provided that Purchaser shall be entitled to reduce the commitments under the Debt Commitment Letter in an amount not greater than the net proceeds received by it from another Financing, including a Debt Issue, from asset sales or other dispositions of property or from existing credit facilities); (B) satisfy or cause to be satisfied on a timely basis all conditions to obtaining the Debt Financing as set forth in the Debt Commitment Letter that are within its control; (C) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (or with other terms agreed to by Purchaser and the Financing Sources, to the extent not prohibited under this Section 3.7, provided such terms would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement (it being agreed that any delay to a date that would be later than the Outside Date would be a material delay)) so that such agreements are in effect no later than the Effective Date; (D) comply in all material respects with its obligations under the Debt Commitment Letter and definitive agreements with respect thereto; (E) subject to the terms and conditions set forth in the Debt Commitment Letter, consummate the Debt Financing at or prior to the Effective Date to the extent the proceeds of the Debt Financing are required to consummate the transactions contemplated by this Agreement on the Effective Date; and (F) enforce its rights under the Debt Commitment Letter in the event of any breach or default by any Financing Source thereunder that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement (it being agreed that any delay to a date that would be later than the Outside Date would be a material delay);
(ii)Purchaser shall keep MEG informed with respect to all material developments concerning the Debt Financing and, upon reasonable request by MEG, Purchaser will provide MEG with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financing. Without limiting the foregoing, Purchaser agrees to notify MEG promptly if at any time (A) the Debt Commitment Letter shall expire or be terminated for any reason; (B) any Financing Source that is a party to the Debt Commitment Letter notifies Purchaser in writing that such Financing Source no longer intends to provide financing to Purchaser on the terms set forth therein (other than by reason of an assignment of its commitment thereunder to another Financing Source or the replacement of such Financing Source with another Financing Source); (C) if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter (other than by reason of a reduction of the commitments under the Debt Commitment Letter as a result of, and in an amount not greater than, the net proceeds received from another Financing, including a Debt Issue, from asset sales or other dispositions of property or from existing credit facilities); and (D) Purchaser receives any notice, or other communication with respect to, any actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter. As soon as reasonably practicable after the date MEG delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by MEG relating to any circumstance referred to in clause (A), (B), (C) or (D) of the immediately preceding sentence. Purchaser shall not be required to make a disclosure under this Section 3.7(a) to the extent that any such disclosure would be prohibited under Applicable Laws or could reasonably be expected to result in a waiver of solicitor-client privilege;
(iii)Purchaser shall not permit, without the prior written consent of MEG (not to be unreasonably withheld, delayed or conditioned, provided that it shall not be unreasonable for MEG to withhold consent to any amendment or modification that would reasonably be expected to cause closing of the Arrangement to occur after the Outside Date), any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letter (it being understood that the exercise of any "market flex" provisions shall not be deemed to be an amendment, modification, waiver or release) if such amendment, modification, waiver or release would: (A) reduce the aggregate amount available from the Debt Financing to an amount that, together with Purchaser's cash on hand and the net proceeds received by it from another Financing, including a Debt Issue, from asset sales or other dispositions of property or from existing credit facilities, would be less than the amount required to satisfy the aggregate cash portion of the Consideration payable under the terms of the Plan of Arrangement, all other obligations payable by Purchaser pursuant to this Agreement; (B) add or expand the conditions precedent or contingencies to the funding on the Effective Date, in a manner reasonably likely to prevent or delay or impair the ability of Purchaser to consummate the transactions contemplated by this Agreement; (C) otherwise expand, amend, modify or waive any provision of the Debt Commitment Letter in a manner that in any such case would reasonably be expected to: (x)

materially delay or impair the funding of the Debt Financing (or satisfaction of the conditions precedent to the funding of the Debt Financing) on the Effective Date or otherwise prevent, materially delay or impair the transactions contemplated by this Agreement in any material respect; or (y) adversely affect the ability of Purchaser to timely consummate the transactions contemplated hereby; or (D) adversely affect the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified or waived, relative to the ability of Purchaser to enforce their rights against such parties to the Debt Commitment Letter as in effect on the date hereof; provided, however, that Purchaser may replace or amend the Debt Commitment Letter to add lenders (including by way of novation), arrangers, agents, bookrunners, underwriters, initial purchasers, managers (and other similar entities) and other financing sources who had not executed such Debt Commitment Letter as of the date hereof if the addition of such additional parties, individually or in the aggregate, would not prevent, materially delay or impair the availability of the Debt Financing or the consummation of the transactions contemplated by this Agreement. Purchaser shall promptly deliver to MEG true and complete copies of any amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letter. In such event, the term "Debt Commitment Letter", as used herein shall be deemed to include any such amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letter entered into in accordance with this Section 3.7(a); and
(iv)if all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (other than by reason of a reduction of the commitments under the Debt Commitment Letter as a result of, and in an amount not greater than, the net proceeds received from another Financing, including a Debt Issue, from asset sales or other dispositions of property or from existing credit facilities), or the Debt Commitment Letter shall be withdrawn, repudiated, terminated or rescinded for any reason, then Purchaser shall use its reasonable commercial efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative Financing Sources, alternative financing on terms that are not materially less favorable to Purchaser than the terms and conditions contemplated in the Debt Commitment Letter as in effect on the date hereof (including the "market flex" provisions contained in any related fee letter) and in an amount sufficient to enable Purchaser to consummate the transactions contemplated by this Agreement on a date that is no later than the Outside Date. In the event any alternative financing is obtained in accordance with this Section 3.7(a)(iv) ("Alternative Financing"), references in this Agreement to the Debt Financing shall also be deemed to refer to such Alternative Financing, and if one or more commitment letter or underwriting, agency or purchase agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Commitment Letter shall also be deemed to refer to such commitment letters or underwriting, agency or purchase agreements relating to such Alternative Financing, and all obligations of Purchaser pursuant to this Section 3.7(a) shall be applicable thereto to the same extent as Purchaser's obligations with respect to the Debt Financing. Purchaser shall promptly provide MEG with a correct and complete copy of any commitment letters and related fee letters or underwriting, agency or purchase agreements (or similar agreements) relating to such Alternative Financing (redacted as set forth above).
(b)Purchaser acknowledges and agrees that, notwithstanding the foregoing or any other provision of this Agreement, its obligation to consummate the transactions contemplated by this Agreement is not subject to the consummation of the Debt Financing, any Alternative Financing, or any other financing contingency or condition. For the avoidance of doubt, if any Financing referred to in this Section 3.7(a) is not obtained, Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement.
(c)Financing Assistance
(i)Subject to the limitations contained in this Section 3.7(b), MEG, the MEG Subsidiary and its Representatives shall provide such customary and timely cooperation to Purchaser as Purchaser may reasonably request in connection with arranging, syndicating, marketing and consummating of the Financings, including:
(i)use commercially reasonable efforts to provide Purchaser and its auditors, lenders, underwriters, external legal counsel and reserves evaluators and engineers with such information in respect of MEG and the MEG Subsidiary: (A) that is reasonably required by Purchaser in order for Purchaser to comply with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, as applicable, in respect of any prospectus, offering memorandum, press release or other disclosure document (collectively, the "Disclosure Documents") to be filed or delivered by Purchaser, the form and content of which are subject to or prescribed by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, as applicable in connection with the Financings; (B) which are customary and reasonably required for inclusion in any such Disclosure Document, and (C) that is reasonably requested by Purchaser in connection with the arrangement, syndication, marketing and consummation of the Debt Financing or any other Financings;
(ii)use commercially reasonable efforts to provide such reasonable cooperation to Purchaser as Purchaser may reasonably request in connection with the arrangements by Purchaser to obtain, syndicate, market or arrange the closing and funding of the Financings and to satisfy the conditions to the consummation of the Debt Financing set forth in the Debt Commitment Letter (collectively, the "Financing Arrangements");
(iii)use commercially reasonable efforts to provide timely assistance and to cause its Representatives to use their commercially reasonable efforts to provide such timely assistance in connection with the arranging, syndicating, marketing and consummation of the Financings and the preparation by Purchaser of any Disclosure Documents or Financing Materials in relation to the Financing, including a Debt Issue and any documents in connection with the Financing Arrangements, in each case as may be reasonably requested by Purchaser with respect to information in respect of MEG and the MEG Subsidiary and as is customary and reasonably necessary and at Purchaser's sole expense, which assistance shall include, but is not limited to:
(A)prompt delivery, as reasonably practical, of such information as may be reasonably requested by, and is reasonably necessary for, Purchaser in connection with the Financings and the preparation by Purchaser of such Disclosure Documents, Financing Arrangements or Financing Materials;
(B)participation (at reasonable times and locations, as applicable), including by officers of appropriate seniority and experience, in, and assistance with, the Financings and the preparation of such Disclosure Document or Financing Materials;
(C)participating (and using reasonable commercial efforts to cause members of senior management of MEG with appropriate seniority and expertise to participate) in a reasonable number of meetings, conference calls, presentations and sessions with the Financing Sources (including prospective Financing Sources) regarding the Financings;
(D)cooperating with customary and reasonable due diligence, including participation in customary underwriter due diligence sessions, in connection with the Financings and the preparation of such Disclosure Document, Financing Arrangements and Financing Materials;
(E)providing information to Purchaser as reasonably necessary to assist Purchaser in obtaining and updating corporate, facility and issue credit ratings of Purchaser (which shall be the sole responsibility of Purchaser) and other customary marketing documents required in connection with the Financings, including a Debt Issue;
(F)providing commercially reasonable cooperation in respect of presentations or meetings customary for financing marketing or syndication activities held by or on behalf of Purchaser with the Financing Sources (including prospective Financing Sources) regarding the Financings;
(G)to the extent requested by Purchaser, obtaining customary payout letters in connection with discharging indebtedness under the MEG Credit Agreements and Encumbrances granted by MEG and its subsidiaries thereunder (which discharge, for the avoidance of doubt, shall be the obligation of Purchaser to be funded by Purchaser and shall not be required to take effect before the Effective Time) and delivering drafts of such payout letters to Purchaser for review and comment;
(H)providing to Purchaser and the Financing Sources and their respective advisors and agents, such financial information or other information as Purchaser may reasonably request in connection with the preparation by Purchaser and such Financing Sources of any marketing materials, offering memoranda, prospectuses, registration statements or similar offering documents, bank information memoranda, bank books, marketing or investor presentations, ratings agency presentations and similar documents (collectively, the "Financing Materials") proposed to be used in the Financings, including providing customary authorization letters acceptable to Purchaser to the Financing Sources authorizing the distribution of information to prospective Financing Sources (without limiting the confidentiality restrictions noted below); and
(I)furnishing to Purchaser and any Financing Sources any documentation and information with respect to MEG and the MEG Subsidiary (excluding information about its securityholders and creditors) that shall have been reasonably requested by such Financing Sources in writing at least fifteen (15) Business Days before the Effective Date and that is required by regulatory authorities in connection with the Financings under applicable anti-money laundering rules and regulations, beneficial ownership disclosure Laws, rules and regulations, know-your-client processes, including without limitation, the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and with respect to beneficial ownership;
(iv)use commercially reasonable efforts to assist Purchaser to engage MEG's auditors and other advisors (including reserves evaluators) to:
(A)provide such consent, comfort letters (including "negative assurance" statements) or reports of such auditors or other advisors, in connection with the Financings, including a Debt Issue, if any and as applicable, including issuing customary representation letters in connection therewith to such auditor(s) and other advisors, as are customary for such Financings, including a Debt Issue;
(B)participate in a reasonable number of customary underwriter due diligence sessions in connection with the Financings, including a Debt Issue;
(C)otherwise cooperate with Purchaser's accounting professionals and auditors as is reasonably requested by Purchaser, or its affiliates;
(D)use commercially reasonable efforts to provide Purchaser with historical information in respect of MEG and the MEG Subsidiary as may be reasonably requested by Purchaser, and is reasonably necessary to comply with Applicable Laws in any Disclosure Documents or to respond to requests from any securities commission in respect of any Disclosure Document or to prepare the Financing Materials;
(E)with the consent of MEG, not to be unreasonably withheld, permit Purchaser to disclose such information and file any Disclosure Documents and the Financing Materials, including with Canadian securities regulatory authorities on SEDAR+ and with the SEC on EDGAR, and to disclose such information to prospective purchasers of securities of Purchaser or its affiliates; and
(F)provide reasonable access during normal business hours at Purchaser's sole cost and expense to personnel of MEG and MEG's auditors, counsel, and reserves evaluators and engineers in connection with the review, compilation, audit and other requisite use of such information as contemplated by this Section 3.7(b);
(v)notwithstanding anything in this Section 3.7(b)(v) MEG shall only be required to provide information in its current format maintained by and available to MEG in the ordinary course of business consistent with historic practice, with it being further understood that: (A) Purchaser (and not MEG) shall be responsible for the preparation of any pro forma financial statements or reserve reports for any Financing; (B) such requested cooperation shall not: (1) unreasonably interfere with the business or the ongoing operations of MEG or the MEG Subsidiary or materially delay the performance of MEG's obligations hereunder such that the consummation of the transactions contemplated by this Agreement would not occur prior to the Outside Date; (2) impair, impede, delay (to a date that is later than the Outside Date) or prevent any condition to completion of the Arrangement to be satisfied, materially delay (to a date that is later than the Outside Date) the consummation of the Arrangement or otherwise cause a breach of this Agreement which would give rise to Purchaser having the right to terminate this Agreement or not complete the transactions contemplated by this Agreement, (3) require or reasonably be expected to require

MEG, the MEG Subsidiary or any Representative to take any action that would conflict with or violate, any Applicable Laws or conflict with or violate, or give rise to a right of termination, cancellation or acceleration in respect of any obligation or to loss of any benefit under, or to any increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any Applicable Law, any organizational documents of MEG or the MEG Subsidiary or any material agreement to which MEG or the MEG Subsidiary is a party or by which any of their material properties are bound; (4) require MEG, the MEG Subsidiary or any Representative to deliver any legal opinion or to disclose any information that is legally privileged or subject to confidentiality obligations, or (5) require MEG or the MEG Subsidiary to waive or amend this Agreement; (C) neither MEG nor the MEG Subsidiary shall be required to pay any fee or incur any cost or expense which is not reimbursable by Purchaser or become subject to any liability or obligation or provide or agree to provide any indemnity in connection with any Disclosure Document or Financing, and shall not be required to authorize, execute or enter into, or perform any agreement with respect to any Disclosure Document or Financing; (D) neither the MEG Board nor the board of directors of any of MEG's subsidiaries shall be required to approve or adopt any financing or Contracts related to the Financing; (E) no employee, officer or director of MEG or MEG's subsidiaries shall be required to take any action which would result in such Person incurring any personal liability with respect to the matters related to any Disclosure Document or any Financings; (F) the provision of any information by MEG under this Section 3.7(b)(v) is made solely for the purpose of arranging, syndicating, marketing, and consummating the Financings, allowing Purchaser to prepare the Disclosure Documents, the Financing Arrangements and the Financing Materials and to comply with the Debt Financing Documents, and the provision of such information shall not be deemed to result in a representation or warranty, or form the basis for any other claim or liability, of MEG or the MEG Subsidiary, and MEG hereby disclaims (and shall not have) any liability to Purchaser, any Financing Source or any other Person for the accuracy and completeness of such information provided pursuant to this Section 3.7(b)(v); provided that to the extent MEG receives reasonable advance notice that such information is intended to be included in any Disclosure Documents to be filed or delivered by Purchaser, the form and content of which are subject to or prescribed by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, MEG shall use its commercially reasonable efforts to provide such information that does not contain any misrepresentation (as defined under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, as applicable) as of the date such information was prepared; and (G) in no event will MEG or the MEG Subsidiary or their Representatives providing assistance in connection with this Section 3.7(b)(v), have any liability of any kind or nature to Purchaser or any other Person arising or resulting from the cooperation provided in this Section 3.7(b)(v). Purchaser shall release, indemnify, defend and hold harmless MEG and the MEG Subsidiary and their Representatives providing assistance in connection with this Section 3.7(b)(v), from and against any loss or liability suffered or incurred by any of them in connection with any Disclosure Document or Financing and/or the performance of their respective obligations under this Section 3.7(b)(v) and any information utilized in connection therewith. Purchaser shall promptly upon demand by MEG (and in any event following termination of this Agreement), reimburse MEG for all reasonable and documented out of pocket costs and expenses incurred by MEG and the MEG Subsidiary in connection with providing such cooperation to Purchaser pursuant to this Section 3.7(b)(v).
(vi)Without limiting the provisions of Section 7.8, each of MEG and the MEG Subsidiary acknowledges that, in connection with the Financings, Purchaser may, upon reasonable consultation with MEG and the MEG Subsidiary, have confidential discussions concerning this Agreement or the Arrangement with the Financing Sources (including prospective Financing Sources), rating agencies and their respective agents and advisors prior to and during syndication of the Financings (including any Alternative Financing) and that confidential or otherwise non-public information may be provided to the Financing Sources (including prospective Financing Sources), rating agencies and their respective agents and advisors, and each of MEG and the MEG Subsidiary consents, and confirms that MEG and the MEG Subsidiary have each consented to Purchaser and its affiliates and Representatives having such discussions and providing such information, provided that such Financing Sources (including prospective Financing Sources), rating agencies and their respective agents and advisors agree to keep any applicable confidential information concerning MEG and the MEG Subsidiary confidential, including through "click through" confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
4.1Representations and Warranties of Purchaser
Purchaser hereby makes to, and in favour of, MEG the representations and warranties set out in Schedule "C" and acknowledges that MEG is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
4.2Investigation
Any investigation by MEG and its advisors shall not mitigate, diminish or affect the representations and warranties of Purchaser pursuant to this Agreement.
4.3Disclaimer
MEG agrees and acknowledges that, except as set forth in this Agreement, Purchaser makes no representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.
4.4Survival of Representations and Warranties
The representations and warranties of Purchaser contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF MEG
5.1Representations and Warranties of MEG
MEG hereby makes to, and in favour of, Purchaser the representations and warranties set out in Schedule "D" and acknowledges that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
5.2Investigation
Any investigation by Purchaser and its advisors shall not mitigate, diminish or affect the representations and warranties of MEG pursuant to this Agreement.
5.3Disclaimer
Purchaser agrees and acknowledges that, except as set forth in this Agreement, MEG makes no representation or warranty, express or implied, at law or in equity, with respect to MEG, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.
5.4Survival of Representations and Warranties
The representations and warranties of MEG contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 6
CONDITIONS PRECEDENT
6.1Mutual Conditions Precedent
The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:
(a)the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and MEG, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser or MEG, each acting reasonably, on appeal or otherwise;
(b)the MEG Transaction Resolution shall have been approved by the MEG Shareholders by the MEG Required Approval at the MEG Meeting in accordance with the Interim Order;
(c)the Final Order shall have been granted on terms consistent with this Agreement, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser or MEG, acting reasonably, on appeal or otherwise;
(d)the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of, and the NYSE shall have approved the listing on the NYSE of, the Purchaser Shares forming a portion of the Consideration to be issued pursuant to the Arrangement subject in each case to official notice of issuance and customary conditions reasonably expected to be satisfied;
(e)the Key Regulatory Approvals shall have been obtained, and the Key Regulatory Approvals shall be in full force and effect; and
(f)no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.
The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.
6.2Additional Conditions to Obligations of Purchaser
The obligation of Purchaser to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)MEG shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and MEG shall have provided to Purchaser a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;
(b)
(i)the representations and warranties of MEG in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries; Joint Ventures) and (d) (Ownership of MEG Subsidiary) of Schedule "D" shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);
(ii)the representations and warranties of MEG in Section (t) (Capitalization) of Schedule "D" shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and
(iii)all other representations and warranties of MEG set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on MEG or prevent the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to "material", "Material Adverse Effect" or any other concept of materiality in such representations and warranties shall be ignored), and MEG shall have provided to Purchaser a certificate of two executive officers certifying such accuracy on the Effective Date;
(c)holders of not greater than 5% of the outstanding MEG Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date, provided that for greater certainty the foregoing percentage shall be exclusive of any MEG Shares held by Strathcona or its affiliates or any group of Persons acting jointly or in concert with Strathcona, for which Dissent Rights have been validly exercised in respect of the Arrangement and not withdrawn as of the Effective Date; and
(d)between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect on MEG.
The conditions in this Section 6.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have, including the right of Purchaser to rely on any other of such conditions.
6.3Additional Conditions to Obligations of MEG
The obligation of MEG to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)Purchaser shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Purchaser shall have provided to MEG a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;
(b)
(i)the representations and warranties of Purchaser in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries; Joint Ventures) and (d) (Ownership of Purchaser Subsidiaries) of Schedule "C" shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);
(ii)the representations and warranties of Purchaser in Section (u) (Capitalization) of Schedule "C" shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and
(iii)all other representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on Purchaser, on a consolidated basis, or prevent the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to "material", "Material Adverse Effect" or any other concept of materiality in such representations and warranties shall be ignored), and Purchaser shall have provided to MEG a certificate of two executive officers certifying such accuracy on the Effective Date;
(c)on the Effective Date: (i) each of the MEG Credit Agreements shall be repaid in full and cancelled by Purchaser (other than letters of credit issued and outstanding under the MEG Credit Agreements, which will be cash collateralized and Hedging Transaction which may be novated or closed out after the Effective Date); and (ii) (A) if any of the MEG Notes have been downgraded by one or more gradations by at least two of the three Rating Agencies (including gradations within the ratings categories, as well as between categories), as a result of the Arrangement and the transactions contemplated by this Agreement, or (B) if Purchaser has directed MEG to send a notice of redemption to holder of MEG Notes pursuant to Section 3.5(b), Purchaser shall have immediately available funds or one or more credit facilities having terms and conditions acceptable to MEG, acting reasonably, with immediately available funds, that, alone or together, would enable MEG or Purchaser (as its successor), as applicable, to purchase all of the MEG Notes as required under the MEG Note Indenture;
(d)Purchaser shall have deposited, or caused to be deposited, with the Depositary, sufficient funds and Purchaser Shares (or an irrevocable direction to the Depositary to issue Purchaser Shares in accordance with the Plan of Arrangement upon filing the Articles of Arrangement) to satisfy Purchaser's obligations under Section 2.6; and
(e)between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect on Purchaser.
The conditions in this Section 6.3 are for the exclusive benefit of MEG and may be asserted by MEG regardless of the circumstances or may be waived by MEG in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which MEG may have, including the right of MEG to rely on any other of such conditions.
6.4Notice and Cure Provisions
(a)Each Party shall give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to:
(i)cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the Agreement Date or at the Effective Date; or
(ii)result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by either Party hereunder prior to or at the Effective Date, in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of MEG's representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Purchaser's representations, warranties and covenants, would not be capable of being satisfied at any time from the Agreement Date until the Effective Date. No such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.
(b)Neither MEG nor Purchaser may elect to terminate this Agreement as provided for in Section 9.1(c) unless promptly, and in any event prior to the issuance of the Certificate: (i) the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the Other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within ten (10) days after receipt of such notice (except that no cure period shall be provided and this Section 6.4(b) shall not apply in the case of a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and (ii) if the breaches of covenants, representations and warranties or other matters specified in such notice have not been cured by the date that is the earlier of the Outside Date and the date that is ten (10) days after receipt of such notice, such date shall be the termination date. More than one such notice may be delivered by a Party.
6.5Merger of Conditions
The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1Covenants Regarding Non-Solicitation
(a)MEG shall, and shall cause its subsidiaries and its and their officers, directors, employees, financial advisors, legal counsel (internal and external), accountants, advisors and all other representatives and agents ("Representatives"), as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any of the Representatives of MEG), if any, with any third parties (other than Purchaser), initiated before the Agreement Date with respect to any Person that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 9, immediately discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to any Person (other than Purchaser or its Representatives) who has entered into a confidentiality agreement with MEG relating to an Acquisition Proposal; (iii) pursuant to and in accordance with each applicable confidentiality agreement relating to an Acquisition Proposal, promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which MEG or the MEG Subsidiary is a party, including any "standstill provisions" thereunder. MEG undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants or agreements that it has entered into with third parties prior to the Agreement Date.
(b)MEG shall not, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:
(i)solicit, assist, initiate, entertain or knowingly facilitate or encourage or take any action to solicit, assist, initiate, entertain or knowingly facilitate or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;
(ii)withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to Purchaser or which could reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement, the MEG Board Recommendation (or any related recommendation by any committee of the MEG Board);
(iii)make any public announcement or take any other action inconsistent with the MEG Board Recommendation;
(iv)enter into or otherwise engage or participate in any negotiations or any discussions regarding any inquiry, proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to MEG's securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;
(v)accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse an Acquisition Proposal, or, for a period in excess of five (5) Business Days, take no position or a neutral position with respect to a publicly announced or publicly proposed, Acquisition Proposal; or
(vi)accept, approve, endorse or enter into (other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)(vii)) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person, if MEG completes the transactions contemplated hereby;
except that notwithstanding the provisions of clauses (ii) and (iii) of Section 7.1(a) or this Section 7.1(b), MEG and its Representatives may:
(vii)at any time prior to obtaining the approval of the MEG Shareholders of the MEG Transaction Resolution, enter into, or participate in, any discussions or negotiations with an arm's length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by MEG or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement and/or clean teams agreement (referred to herein as a "confidentiality and standstill agreement") with terms at least as restrictive to such counterparty as the Confidentiality Agreement (on the condition that such confidentiality and standstill agreement shall provide for the disclosure thereof, along with the information provided thereunder, to Purchaser), may furnish to such third party information concerning MEG and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than Purchaser), in each case if and only to the extent that:
(A)the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the MEG Board determines in good faith, after consultation with its external legal and one of its Financial Advisors or other professional financial advisors as reflected in the minutes of the MEG Board, constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal (for additional clarity, the Existing Strathcona Offer is deemed not to be, and may not constitute a Superior Proposal pursuant to the terms of this Agreement and therefore cannot constitute or be reasonably expected to lead to, a Superior Proposal in any circumstance);
(B)prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, MEG promptly provides written notice to Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to Purchaser a true and complete copy of the final executed confidentiality and standstill agreement entered into with such Person or entity in compliance with this Section 7.1(b)(vii) and the information required to be provided under Sections 7.1(c) and 7.1(d); and
(C)MEG or the MEG Subsidiary has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.1;
(viii)comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to the MEG Shareholders; and

(ix)at any time prior to obtaining the approval of the MEG Shareholders of the MEG Transaction Resolution, withdraw the MEG Board Recommendation (or any recommendation by any committee of the MEG Board) and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation: (A) the MEG Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of one of its Financial Advisors or other professional financial advisors and external legal counsel, as reflected in minutes of the MEG Board, that such Superior Proposal is in the best interests of MEG and failure to take such action by the MEG Board would be inconsistent with its fiduciary duties under Applicable Law; (B) MEG complies with its obligations set out in Section 7.1(d); and (C) if MEG is entering into an agreement to implement a Superior Proposal, MEG terminates this Agreement in accordance with Section 9.1(e) and concurrently therewith pays the amount required by Section 7.2 or Section 7.4, as applicable.
(c)If, after the Agreement Date, MEG or any of its subsidiaries is in receipt of a bona fide Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the MEG Group or its properties, facilities, books or records, the MEG Group shall promptly (and in any event within 24 hours of receipt by the MEG Group) notify Purchaser (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the MEG Group. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the MEG Group or its properties, facilities, books or records received by the MEG Group or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the MEG Group). The MEG Group shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as Purchaser may reasonably request (to the extent then known by the MEG Group). The MEG Group shall keep Purchaser fully and promptly informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by Purchaser with respect thereto, and shall promptly provide to Purchaser copies of all substantive correspondence and other written material sent to or provided to the MEG Group by any Person in connection with such inquiry, proposal, offer or request or sent or provided by the MEG Group to any Person in connection with such inquiry, proposal, offer or request.
(d)Following determination by the MEG Board that an Acquisition Proposal constitutes a Superior Proposal, the MEG Group shall give Purchaser, orally and in writing, at least five (5) Business Days advance notice of any decision by the MEG Board to accept, recommend, approve or enter into an agreement (other than a confidentiality and standstill agreement) to implement a Superior Proposal, which notice shall:
(i)confirm that the MEG Board has determined that such Acquisition Proposal constitutes a Superior Proposal;
(ii)identify the third party making the Superior Proposal;
(iii)if MEG is proposing to enter into an agreement to implement such Superior Proposal, confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any financing condition, due diligence condition or access condition; and
(iv)if MEG is proposing to enter into an agreement to implement such Superior Proposal, confirm that a definitive agreement to implement such Superior Proposal has been settled between MEG and such third party in all material respects (including in respect of the value and financial terms and the value ascribed to any non-cash consideration offered under such Acquisition Proposal), and MEG will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the MEG Group in connection therewith, and will thereafter promptly provide any amendments thereto, to Purchaser.
During the five (5) Business Day period commencing on the delivery of such notice (such period, the "Matching Period"), MEG agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the MEG Board Recommendation. During the Matching Period, Purchaser shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as MEG may approve in writing for such purpose: (i) the MEG Board shall review any offer made by Purchaser to amend this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) MEG shall negotiate in good faith with Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the MEG Board determines that such Acquisition Proposal would cease to be a Superior Proposal: (x) MEG shall promptly so advise Purchaser, and MEG and Purchaser shall amend this Agreement to reflect such offer made by Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (y) the MEG Board shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the MEG Board Recommendation. MEG acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by MEG Shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this Section 7.1(d) to initiate a new Matching Period.
In addition, if Strathcona (or any affiliate thereof) changes or varies the amount or form of consideration offered (including, the type of consideration and/or the respective proportion of type of consideration offered) under the Existing Strathcona Offer or announces its intention to do so (each, an "Amended Strathcona Offer"), and whether or not such Amended Strathcona Offer is determined to constitute a Superior Proposal for the purposes of the preceding paragraph, if requested by Purchaser, MEG shall, and shall cause one of its Financial Advisors or other professional financial advisors and external legal counsel to, negotiate in good faith with Purchaser and one of its Financial Advisors or other professional financial advisors and external legal counsel in order to allow Purchaser to make any increases to the Consideration or other adjustments in the consideration offered or to otherwise amend the terms and conditions of this Agreement and the Arrangement (which for clarity, shall not be less favourable to MEG or the MEG Shareholders than those included in this Agreement and the Arrangement).
In the event that any Acquisition Proposal is made or announced on a date which is less than five (5) Business Days prior to the MEG Meeting, MEG shall be permitted to adjourn or postpone the MEG Meeting and Purchaser shall be entitled to require MEG to adjourn or postpone the MEG Meeting, in each case to a date that is not more than ten (10) Business Days after the latest date then scheduled for the MEG Meeting, in accordance with this Agreement, in order to address such Acquisition Proposal and, if the MEG Board determines such Acquisition Proposal to be a Superior Proposal, to observe and satisfy the Matching Period.
(e)The MEG Board shall promptly and in any event within 24 hours after the determination in clause (i) or (ii) below, reaffirm the MEG Board Recommendation by news release after any Acquisition Proposal is publicly announced or made if the MEG Board determines that: (i) such Acquisition Proposal does not constitute a Superior Proposal in accordance with this Section 7.1; or (ii) an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. MEG shall provide Purchaser and its external legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by Purchaser and its external legal counsel.
(f)Purchaser agrees that all information that may be provided to it by MEG with respect to any Superior Proposal pursuant to this Section 7.1 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement, and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)MEG shall ensure that its Representatives are aware of the provisions of this Section 7.1. MEG shall be responsible for any breach of this Section 7.1 by its Representatives.
7.2Purchaser Disposition of Rights
If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:
(a)the MEG Board (or any committee thereof): (i) fails to make the MEG Board Recommendation as required hereunder; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the MEG Board Recommendation in a manner adverse to Purchaser (it being understood that the taking of a neutral position or no position with respect to a publicly announced or publicly proposed Acquisition Proposal (including for clarity, the Existing Strathcona Offer or any other Acquisition Proposal by or involving Strathcona or any Person or group or Persons acting jointly or in concert with Strathcona) beyond the earlier of a period of five (5) Business Days following such announcement or the date which is the day prior to the date proxies in respect of the MEG Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the MEG Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five (5) Business Days after having been requested to do so by Purchaser; or (iv) resolves to do any of the foregoing, and this Agreement is terminated pursuant to Section 9.1(d);
(b)MEG breaches any of its obligations under Section 7.1 in any material respect and this Agreement is terminated pursuant to Section 9.1(d);
(c)the MEG Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement the Existing Strathcona Offer or any Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of the Existing Strathcona Offer or any Acquisition Proposal, and this Agreement is terminated pursuant to Section 9.1(d);
(d)this Agreement is terminated by MEG or Purchaser pursuant to Section 9.1(b)(i) (Failure to Obtain MEG Shareholder Approval) or 9.1(b)(iii) (Occurrence of Outside Date) and prior to such termination, an Acquisition Proposal, or an intention to make an Acquisition Proposal, for MEG has been publicly announced, proposed, disclosed, offered or made by any Person (other than Purchaser or its affiliates) and, within twelve (12) months following the date of such termination:
(i)the MEG Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12) month period);
(ii)MEG enters into a binding definitive agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 7.1(b)) in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12) month period); or
(iii)any Acquisition Proposal is consummated with MEG,
provided that in each case and notwithstanding Section 1.1(b) the term "Acquisition Proposal" when used in this Section 7.2(d) (and for greater certainty only this Section 7.2(d)) shall exclude the Existing Strathcona Offer; or
(e)prior to approval of the MEG Transaction Resolution, if MEG enters into, or the MEG Board authorizes MEG to enter into, a definitive agreement (other than a confidentiality and standstill agreement) with respect to a Superior Proposal pursuant to Section 7.1(b)(ix), provided that MEG has complied with its obligations set out in Section 7.1 and this Agreement is terminated pursuant to Section 9.1(e),
(each of the above, if not waived by Purchaser, being (upon expiration of the applicable cure period) hereinafter referred to as a "Purchaser Disposition Event"), MEG shall pay to Purchaser $242 million (the "Purchaser Termination Amount"), in consideration for the disposition of Purchaser's rights under this Agreement, in immediately available funds, to an account designated by Purchaser, as follows:

(i)if the Purchaser Termination Amount is payable pursuant to Section 7.2(a), Section 7.2(b) or Section 7.2(c), the Purchaser Termination Amount shall be payable within two (2) Business Days following the occurrence of such Purchaser Disposition Event;
(ii)if the Purchaser Termination Amount is payable pursuant to Section 7.2(d), the Purchaser Termination Amount shall be payable upon the consummation of, the Acquisition Proposal referred to therein; or
(iii)if the Purchaser Termination Amount is payable pursuant to Section 7.2(e), the Purchaser Termination Amount shall be payable concurrently with the termination of this Agreement.
MEG shall only be obligated to pay one Purchaser Termination Amount pursuant to this Section 7.2.
7.3Purchaser Expense Reimbursement
If this Agreement is terminated by:
(a)Purchaser, if: (i) the Existing Strathcona Offer is consummated or effected; and (ii) a Purchaser Disposition Event as outlined in Section 7.2 has not occurred;
(b)Purchaser pursuant to Section 9.1(c) (Mutual Conditions and Conditions Precedents) because of the failure of the condition in Section 6.2(b) (Representations and Warranties of MEG); or
(c)Purchaser or MEG pursuant to Section 9.1(b)(iii) (Occurrence of Outside Date) and at the time of such termination there exist a state of facts or circumstances that would cause the conditions set forth in Section 6.2(b) (Representations and Warranties of MEG) not to be satisfied, notwithstanding the availability of any cure period,
(each of the above, if not timely cured, if applicable, or waived by Purchaser, being (upon expiration of the applicable cure period) hereinafter referred to as a "Purchaser Expense Reimbursement Event"), MEG shall pay to Purchaser $25 million (the "Purchaser Expense Reimbursement Amount"), in consideration the expenses incurred by Purchaser in connection with the Arrangement, in immediately available funds, to an account designated by Purchaser, provided that if Purchaser is in material breach of its obligations at the time of termination of the Agreement such amount will not be payable. Notwithstanding anything to the contrary herein, no fees or amounts shall be payable by MEG under this Section 7.3 as a result of the occurrence of a Purchaser Expense Reimbursement Event if MEG has paid the Purchaser Termination Amount.
7.4MEG Disposition of Rights
If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:
(a)this Agreement is terminated by either Party pursuant to Section 9.1(c) (Mutual Conditions and Conditions Precedent) if the termination results solely as a result of the failure to satisfy the condition in Section 6.1(f) (Illegality) only insofar as such Order or Law is related to the Key Regulatory Approvals; or
(b)this Agreement is terminated by either Party pursuant to Section 9.1(b)(iii) (Occurrence of Outside Date), if as of the time of termination, the only conditions set forth in Section 6.1 (Mutual Conditions Precedent), 6.2 (Additional Conditions to Obligations of Purchaser) and 6.3 (Additional Conditions to Obligations of MEG) that have not been satisfied or waived by MEG or Purchaser, as applicable are: (1) the condition in Section 6.1(e) related to the Key Regulatory Approvals; (2) the condition in Section 6.1(f) (Illegality) only insofar as such Order or Law is related to the Key Regulatory Approvals; and (3) the conditions that by their terms are to be satisfied at the Effective Time and that are capable of being satisfied,
(each of the above, if not timely cured, if applicable, or waived by MEG, being (upon expiration of the applicable cure period) hereinafter referred to as a "MEG Disposition Event"), Purchaser shall pay to MEG $242 million (the "MEG Termination Amount"), in consideration for the disposition of MEG's rights under this Agreement, in immediately available funds, to an account designated by MEG, provided that if MEG is in material breach of its obligations at the time of termination of the Agreement, such amount will not be payable. If a MEG Termination Amount is payable pursuant to this Section 7.4, the MEG Termination Amount shall be paid within three (3) Business Days following the MEG Disposition Event. Purchaser shall only be obligated to pay one MEG Termination Amount pursuant to this Section 7.4.
7.5MEG Expense Reimbursement
If this Agreement is terminated by:
(a)MEG pursuant to Section 9.1(c) (Mutual Conditions and Conditions Precedents) because of the failure of the condition in Section 6.3(b) (Representations and Warranties of Purchaser); or
(b)Purchaser or MEG pursuant to Section 9.1(b)(iii) (Occurrence of Outside Date) and at the time of such termination there exist a state of facts or circumstances that would cause the conditions set forth in Section 6.3(b) (Representations and Warranties of Purchaser) not to be satisfied, notwithstanding the availability of any cure period;
(each of the above, if not timely cured, if applicable, or waived by MEG, being (upon expiration of the applicable cure period) hereinafter referred to as a "MEG Expense Reimbursement Event"), Purchaser shall pay to MEG $25 million (the "MEG Expense Reimbursement Amount"), in consideration for the expenses incurred by MEG in connection with the Arrangement, in immediately available funds, to an account designated by MEG, provided that if MEG is in material breach of its obligations at the time of termination of the Agreement such amount will not be payable. Notwithstanding anything to the contrary herein, no fees or amounts shall be payable by Purchaser under this Section 7.5 as a result of the occurrence of a MEG Expense Reimbursement Event if Purchaser has paid the MEG Termination Amount.
7.6Quantum of Termination Amounts and Specific Performance
Each of Purchaser and MEG acknowledges that the payment of the amounts set out in Section 7.2 or Section 7.4 is a payment in consideration for the disposition of the Other Party's rights under this Agreement and agrees that such amount represents a genuine pre-estimate of the damages that Purchaser or MEG (as applicable) will suffer or incur as a result of the event giving rise to the disposition of rights under this Agreement and the resultant termination of this Agreement and is not a penalty. Each of Purchaser and MEG irrevocably waives any right it may have to raise as a defence that any such amounts payable by it are excessive or punitive. For greater certainty, Purchaser and MEG agree that receipt of an amount pursuant to Section 7.2 or Section 7.4 is the sole monetary remedy of Purchaser or MEG (as applicable) hereunder in such circumstances, except that this limitation shall not apply in the event of fraud, or wilful or intentional breach of this Agreement, by the Party that has made, or is required to make, a payment pursuant to Section 7.2 or Section 7.4, and, in such circumstances, the non-breaching Party may pursue an action against the breaching Party for damages. Nothing in Section 7.2, Section 7.4 or this Section 7.6 shall, in circumstances where the Purchaser Termination Amount or the MEG Termination Amount, as applicable, is not payable, otherwise preclude Purchaser or MEG, as applicable, from pursuing an action against the Other Party for damages for a breach under this Agreement or from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the Other Party set out in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.
7.7Fees and Expenses
Except as expressly set out in this Agreement, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement.
7.8Access to Information; Confidentiality
(a)From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Applicable Laws (including antitrust and competition Laws) and the terms of any existing Contracts (including the Confidentiality Agreement), MEG shall, and shall cause each other member of the MEG Group and its and their respective Representatives to, provide Purchaser and its Representatives such access as Purchaser may reasonably require at all reasonable times, at Purchaser's sole cost and expense and only during normal business hours, including for the purpose of facilitating integration business planning, to their premises (including field offices and sites), books, Contracts, Returns, records, Information Technology, properties, assets, officers, employees, agents and management personnel, and shall furnish promptly to Purchaser all data and information as Purchaser may reasonably request in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the business and operations of Purchaser and MEG after the Effective Date; provided that no investigations made by or on behalf of Purchaser, whether under this Section 7.8 or otherwise, shall waive, diminish the scope of, or otherwise affect, or be deemed to modify, any representation or warranty made by MEG herein. Without limiting the foregoing and subject to compliance with Applicable Law and the terms of any existing Contracts (including the Confidentiality Agreement): (i) Purchaser and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of the properties of each member of the MEG Group; (ii) MEG shall, upon Purchaser's request, facilitate discussions between Purchaser and any third party from whom consent may be required; and (iii) MEG and Purchaser shall form a committee consisting of appropriate senior officers and other representatives that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of MEG and Purchaser continue to be conducted independently and in compliance with Applicable Laws.
(b)MEG shall provide information and reasonable assistance to Purchaser in implementing a communications plan of Purchaser in respect of the MEG Employees. Purchaser shall consult with and consider the reasonable comments of MEG in connection with the implementation of such plan.
(c)Nothing in this Section 7.8 shall require a Party to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of the Party, acting reasonably, is competitively sensitive (provided that the Parties acknowledge and agree that external counsel to the Parties may have access to such information on a privileged and confidential basis in connection with obtaining regulatory approvals required in connection with the Arrangement, including the Key Regulatory Approvals) or may result in jeopardizing a Party's legal privilege in respect of such information.
(d)The Parties acknowledge and agree that all information provided by a Party (or any of its Representatives) pursuant to this Section 7.8 shall be considered to be "Confidential Information" for purposes of the Confidentiality Agreement and shall be subject to the Confidentiality Agreement.
7.9Insurance and Indemnification
(a)Purchaser and MEG agree that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of MEG shall survive completion of the Arrangement and, after the Effective Time, MEG and any successor to MEG will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of MEG pursuant to the provisions of the articles, by-laws or other constating documents of MEG, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between MEG and its past or current officers or directors effective on or prior to the Agreement Date.
(b)Prior to the Effective Time, MEG may purchase run off directors' and officers' liability insurance for the benefit of its officers and directors having a coverage period of up to six (6) years from the Effective Time, and in such event Purchaser will not have any further obligation under this Section 7.9.
(c)In the event that Purchaser or any of its successors or assigns shall: (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Purchaser shall cause proper provision to be made so that the successor and assign of Purchaser or all or substantially all of its properties and assets, as the case may be, assumes the obligations set forth in this Section 7.9.
7.10Financial Advisors
As at the Agreement Date, Purchaser and MEG represent and warrant to each other that, except for Goldman Sachs Canada Inc. and CIBC World Markets Inc. in the case of Purchaser, and BMO Capital Markets and

RBC Capital Markets in the case of MEG, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Each Party has provided to the Other Party a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the Agreement Date and agrees: (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the Other Party; and (b) not to disclose the terms of the agreements between the Other Party and its financial advisors to such Party's financial advisors.
7.11Privacy Issues
(a)For the purposes of this Section 7.11, "Transferred Information" means any Personal Information to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 7.11, the "Recipient") by or on behalf of the Other Party (for purposes of this Section 7.11, the "Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information disclosed to the Recipient on or prior to the Agreement Date.
(b)Each Disclosing Party acknowledges and confirms that any Transferred Information which it is responsible for disclosing to a Recipient is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated in this Agreement, and if the determination is made to proceed with such transactions contemplated, to complete them.
(c)Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such collection, use or disclosure.
(d)In addition to its other obligations hereunder, each of the Parties covenants and agrees to, and shall use reasonable commercial efforts to cause its Recipients to:
(i)prior to the completion of the transactions contemplated herein:
(A)use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining whether to complete such transactions;
(B)protect the Transferred Information by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and
(C)if the transactions contemplated hereby do not proceed, return the Transferred Information to the Disclosing Party or destroy it, at the Disclosing Party's election, within a reasonable time;
(ii)after the completion of the transactions contemplated herein:
(A)use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected, permitted to be used or disclosed, unless:
(I)the Disclosing Party or the Recipient has first notified the individual about whom the Transferred Information related of any additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or
(II) such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;

(B)protect the Transferred Information under its control by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and
(C)give effect to any withdrawal of consent made by an individual to whom the Transferred Information under its control relates; and
(iii)notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual about whom the Transferred Information relates, the Disclosing Party shall not disclose or transfer such Transferred Information until it has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.
(e)Where required by Applicable Law, each of the Parties agrees to promptly notify the individuals about whom the Transferred Information relates that the transactions contemplated herein have taken place and that their Transferred Information has been disclosed in connection herewith.
ARTICLE 8
AMENDMENT
8.1Amendment
(a)Subject to the Interim Order, the Final Order and Applicable Laws, this Agreement (other than the Plan of Arrangement, which may only be amended in accordance with Article 6.1 thereof) may, at any time and from time to time before or after the holding of the MEG Meeting, but prior to the Effective Time, be amended by written agreement of the Parties without further notice to, or authorization from, the MEG Shareholders and any such amendment may, without limitation:
(i)change the time for performance of any of the obligations or acts of Purchaser or MEG hereunder;
(ii)waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;
(iii)waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Purchaser or MEG hereunder; or
(iv)waive satisfaction of, or modify, any of the conditions precedent set out herein, on the condition that no such amendment reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Arrangement by the MEG Shareholders without approval by the MEG Shareholders given in the same manner as required for the approval of the MEG Transaction Resolution.
ARTICLE 9
TERMINATION
9.1Termination
This Agreement may be terminated at any time prior to the Effective Date:
(a)by mutual written agreement of the Parties;
(b)by either Party if:

(i)the MEG Shareholders fail to approve the MEG Transaction Resolution by the MEG Required Approval at the MEG Meeting in accordance with the Interim Order;
(ii)a change in Law is enacted, made, enforced or amended that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Law has, if applicable, become final and non-appealable, on the condition that: (A) the Party seeking to terminate this Agreement has used its reasonable commercial efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (B) the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or
(iii)the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party whose failure to fulfill any of its obligations under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such date;
(c)if any of the conditions set forth in Sections 6.1 (other than Section 6.1(b)) or 6.2 in the case of Purchaser, or in Sections 6.1 (other than Section 6.1(b)) or 6.3, in the case of MEG, has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that the Party seeking termination is in compliance with its obligations as provided in Section 6.4(b), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;
(d)by Purchaser upon the occurrence of:
(i)a Purchaser Disposition Event, as provided in Section 7.2(a), 7.2(b) or 7.2(c); or
(ii)a Purchaser Expense Reimbursement Event as provided in Section 7.3(a); or
(e)by MEG, upon the occurrence of a Purchaser Disposition Event as provided in Section 7.2(e).
9.2Notice and Effect of Termination
(a)The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(c) in circumstances in which Section 6.4(b) is applicable and has been complied with) shall give written notice of such termination to the Other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.
(b)If this Agreement is terminated in the circumstances set out in Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in this Section 9.2, Sections 1.11, 3.3(h), 3.3(i), 3.7(b)(v), 7.2, 7.3, 7.4, 7.5, 7.6, 7.7 and 7.11, Article 10 and Article 11, where applicable, which shall survive any termination hereof. Nothing contained in this Section 9.2 shall relieve either Party from liability for any fraud, or wilful or intentional breach of any provision of this Agreement prior to the termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.
9.3Waiver
Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the Other Party; (b) waive compliance with any of the Other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the Other Party's representations or warranties contained herein or in any document delivered by the Other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

ARTICLE 10
NOTICES
10.1Notices
Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:
(a)if to Purchaser, addressed to it at:
Cenovus Energy Inc.
225 – 6th Avenue SW
Calgary, Alberta T2P 0M5

Attention:    [name and position redacted]
Email:        [email address redacted]
with a copy to:
McCarthy Tétrault LLP
4000, 421 – 7th Avenue SW
Calgary, Alberta T2P 4K9
Attention:    John Piasta
Email:        jpiasta@mccarthy.ca
(b)if to MEG, addressed to it at:
MEG Energy Corp.
2500, 600 – 3rd Avenue S.W.
Calgary, Alberta, T2P 1N9
Attention:    [name and position redacted]
Email:        [email address redacted]
with a copy to:
Burnet, Duckworth & Palmer LLP
2400, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Attention:    Grant Zawalsky and Bronwyn Inkster
Email:        gaz@bdplaw.com and bmi@bdplaw.com
or to such other address as a Party may, from time to time, advise to the Other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

ARTICLE 11
GENERAL
11.1Binding Effect
This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.
11.2Assignment and Enurement
Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party without the prior written consent of the Other Party.
11.3Disclosure
The Parties agree to each issue a press release with respect to this Agreement as soon as practicable after its due execution. Thereafter each Party shall promptly provide to the Other Party, for review by the Other Party and its external legal counsel, and receive the prior consent, not to be unreasonably withheld, conditioned or delayed, of the Other Party prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement or other public disclosure document with respect to this Agreement or the Arrangement and the Other Party agrees to keep such information confidential until it is filed as part of such Party's public disclosure record on SEDAR+ and EDGAR, as applicable. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the Other Party as to the nature and wording of such disclosure prior to it being made.
11.4Severability
If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:
(a)the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and
(b)the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.
Upon any determination that any term or other provision in this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
11.5Further Assurances
Each Party shall from time to time and at all times hereafter at the request of the Other Party, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.
11.6Time of Essence
Time is of the essence in this Agreement.

11.7Governing Law
This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.
11.8Specific Performance
Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 7.6, each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.
11.9Third Party Beneficiaries
(a)The provisions of Section 7.9 are: (i) intended for the benefit of all present and former directors and officers of MEG, respectively, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives and Purchaser shall hold the rights and benefits of Section 7.9 in trust for and on behalf of such Persons and Purchaser hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.
(b)The provisions of Sections 2.7 and 2.8 are: (i) intended for the benefit of all MEG directors and officers, other MEG Employees and Former Employees, as applicable and their respective heirs, executors, administrators and other legal representatives and MEG shall hold the rights and benefits of Sections 2.7 and 2.8 in trust for and on behalf of such Persons and MEG hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.
(c)The provisions of Section 3.4(c) are: (i) intended for the benefit of all holders of Purchaser Shares immediately after the consummation of the Arrangement and their successors and assigns and Purchaser shall hold the rights and benefits of Section 3.4(c) in trust for and on behalf of such Persons and Purchaser hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.
(d)Except as provided in this Section 11.9 and Section 11.10, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
11.10Liability of Financing Sources
Notwithstanding anything in this Agreement to the contrary, each of the Parties to this Agreement on behalf of itself, its affiliates and their respective directors, officers, employees, controlling persons, agents or other representatives, hereby:
(a)agrees, without limiting Purchaser's rights and remedies against the Financing Sources under any Debt Financing Documents, that:
(i)no Financing Source will have any obligation or liability (whether in contract or in tort, in law or in equity or otherwise) to MEG, the MEG Subsidiary or any of their Affiliates relating to or arising out of this Agreement, the transaction contemplated by this Agreement, the Financings or any of the transactions contemplated thereby or the performance of any services thereunder;
(ii)none of MEG, the MEG Subsidiary or their affiliates shall (A) have any rights or claims (and hereby waives any rights or claims) against any of the Financing Source Parties in connection with this Agreement, the transaction contemplated by this Agreement or the Financings, whether at law or equity, in contract, in tort or otherwise or (B) commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist or support) any demand, charge, claim, action, suit, notice of violation, investigation, arbitration, hearing or proceeding (whether at law or in equity, in contract, in tort or otherwise) against any Financing Source Party in connection with this Agreement, the transaction contemplated by this Agreement or the Financings; and
(iii)this Agreement may only be enforced against, and any claim, action or other proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as the Parties to this Agreement;
(b)agrees that the Financing Sources are express third-party beneficiaries of this Section 11.10 and shall be entitled to rely on and enforce this Section 11.10; and
(c)agrees that no amendment or waiver of this Section 11.10 (or the definitions used herein) shall be effective to the extent such amendment or waiver is adverse to the Financing Sources without the prior written consent of the Financing Sources.
11.11Counterparts
This Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.
[The Remainder of this Page is Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

CENOVUS ENERGY INC.
By:	(Signed) Jon McKenzie
Name: Jon McKenzie Title: President & Chief Executive Officer

By:	(Signed) Jeff Lawson
Name: Jeff Lawson Title: Executive Vice-President, Corporate Development & Chief Sustainability Officer

MEG ENERGY CORP.
By:	(Signed) Darlene Gates
Name: Darlene Gates Title: President & Chief Executive Officer
Signature Page – Arrangement Agreement

SCHEDULE "A"
PLAN OF ARRANGEMENT
[See attached]

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION
1.1Definitions
Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:
"ABCA" means the Business Corporations Act, RSA 2000, c B-9;
"Aggregate Cash Elected" means the aggregate amount of cash that would be payable to holders of MEG Shares based on (i) the elections to receive the Cash Consideration made pursuant to Section 3.1(c)(i); and (ii) the elections or deemed elections to received the Combined Consideration made pursuant to Sections 3.1(c)(iii) and 3.1(e)(ii) before giving effect to the proration provision of subsection 3.1(d);
"Aggregate Consideration" means $6,931,801,453.75;
"Aggregate Shares Elected" means the aggregate number of Purchaser Shares that would be issuable to holders of MEG Shares based on (i) the elections to receive the Share Consideration made pursuant to Section 3.1(c)(ii); and (ii) the elections or deemed elections to receive the Combined Consideration made pursuant to Sections 3.1(c)(iii) and 3.1(e)(ii) before giving effect to the proration provision of subsection 3.1(d);
"Agreement Date" means the date of the execution of the Arrangement Agreement;
"Applicable Canadian Securities Laws" means, collectively, the Securities Act or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;
"Applicable Laws" means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;
"Applicable U.S. Securities Laws" means, collectively, federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) prior to the Effective Date;
"Arrangement" means the arrangement pursuant to section 193 of the ABCA, on the terms set out in this Plan of Arrangement, as supplemented, modified or amended in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order;
"Arrangement Agreement" means the arrangement agreement dated August 21, 2025 between Purchaser and MEG with respect to the Arrangement (including the Schedules thereto), as supplemented, modified or amended;

"Articles of Arrangement" means the articles of arrangement in respect of this Plan of Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;
"Business Day" means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;
"Cash Consideration" means the consideration in the form of cash to be paid on the election of a MEG Shareholder pursuant to Sections 3.1(c)(i) or 3.1(c)(iii);
"Cash Electing Shareholder" means a MEG Shareholder who has elected to receive Cash Consideration only pursuant to the Arrangement, and on such MEG Shareholder's Letter of Transmittal and Election Form;
"Cash Maximum" means $5,198,851,090.31, less an amount equal to 0.75 multiplied by the product of: (i) the number of MEG Shares, if any, in respect of which Dissent Rights are validly exercised and which exercise remains valid immediately prior to the Effective Time; and (ii) the Cash Offer Price;
"Cash Offer Price" means $27.25;
"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement;
"Circular" means the management information circular of MEG to be sent by MEG to the MEG Shareholders (and any other Persons required by the Interim Order) in connection with the MEG Meeting, together with any amendments thereto or supplements thereof;
"Combination Electing Shareholder" means a MEG Shareholder who has elected or is deemed to have elected to receive a combination of Cash Consideration and Share Consideration pursuant to the Arrangement;
"Combined Consideration" means the consideration in the form of Cash Consideration and Share Consideration to be received on the election or deemed election of a MEG Shareholder pursuant to the Arrangement;
"Consideration" means the consideration payable pursuant to this Plan of Arrangement to a Person who is a MEG Shareholder;
"Court" means the Court of King's Bench of Alberta;
"Depositary" means the Person appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing MEG Shares and paying the Consideration;
"Dissent Rights" means the rights of dissent granted in favour of registered MEG Shareholders in accordance with Article 4 of this Plan of Arrangement;
"Dissenting Shareholder" means any registered MEG Shareholder who has duly and validly exercised its Dissent Rights with respect to the MEG Transaction Resolution pursuant to Article 4 and the Interim Order, and has not withdrawn or has not been deemed to have withdrawn, such exercise of Dissent Rights prior to the Effective Time;
"DRS Advice" means a direct registration system (DRS) advice;
"Effective Date" means the date the Arrangement becomes effective in accordance with the ABCA;
"Effective Time" means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;

"Election Deadline" means 4:30 p.m. (Calgary time) on the second business day immediately prior to the date of the MEG Meeting or, if the MEG Meeting is adjourned, the adjourned meeting;
"Encumbrance" means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;
"Exchange Ratio" means 1.325;
"Final Order" means the order of the Court approving the Arrangement pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both MEG and Purchaser, each acting reasonably;
"Governmental Authority" means any: (i) domestic or foreign, multinational, national, federal, territorial, provincial, state, regional, municipal or local government or governmental, regulatory, legislative, executive or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency, regulator, legislature or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;
"Interim Order" means the interim order of the Court concerning the Arrangement under section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the MEG Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both MEG and Purchaser, each acting reasonably;
"Laws" means all laws (including, for greater certainty, common law), statutes, regulations, by-laws, statutory rules, Orders, ordinances, protocols, codes, guidelines, notices and directions enacted, promulgated, enforced, issued or entered by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;
"Letter of Transmittal and Election Form" means the letter of transmittal and election form to be used by registered MEG Shareholders to surrender their certificate(s) or DRS Advice(s) (as applicable) which, immediately prior to the Effective Time, represented outstanding MEG Shares to the Depositary and pursuant to which they are required to elect to receive Cash Consideration, Share Consideration or Combined Consideration in respect of their MEG Shares and provide instructions regarding the delivery of certificates or DRS Advices representing Purchaser Shares, if applicable;
"MEG" means MEG Energy Corp., a corporation existing under the ABCA;
"MEG Meeting" means the special meeting of MEG Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the MEG Shareholders to consider the MEG Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;
"MEG Shareholders Rights Plan" means the shareholder rights plan agreement dated as of August 6, 2010 with Computershare Trust Company of Canada, as amended and/or amended and restated from time to time;
"MEG Shareholders" means the holders of MEG Shares;
"MEG Shares" means the common shares of MEG;
"MEG SRP Rights" means the rights issued pursuant to the MEG Shareholder Rights Plan;

"MEG Transaction Resolution" means the special resolution in respect of the Arrangement to be considered and voted on by the MEG Shareholders at the MEG Meeting, substantially in the form included in Schedule "B" attached to the Arrangement Agreement, including any amendments or variations made thereto in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the discretion of the Court in the Interim Order are acceptable to MEG and Purchaser, each acting reasonably;
"Parties" means MEG and Purchaser;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
"Plan of Arrangement" means this plan of arrangement, as supplemented, modified or amended from time to time in accordance with the terms of the Arrangement Agreement and the terms hereof or at the direction of the Court in the Final Order;
"Purchaser" means Cenovus Energy Inc., a corporation existing under the Canada Business Corporations Act;
"Purchaser Share" means a common share in the capital of Purchaser;
"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;
"Share Consideration" means the consideration in the form of Purchaser Shares to be issued on the election or deemed election of a MEG Shareholder pursuant to subsections 3.1(c)(ii) or 3.1(c)(iii);
"Share Electing Shareholder" means a MEG Shareholder who has elected to receive the Share Consideration only pursuant to the Arrangement , and on such MEG Shareholder's Letter of Transmittal and Election Form;
"Share Maximum" means 84,262,724 Purchaser Shares less an amount resulting from multiplying 0.25 by the product of: (i) the number of MEG Shares, if any, in respect of which Dissent Rights are validly exercised and which exercise remains valid immediately prior to the Effective Time; and (ii) the Exchange Ratio, subject to Sections 3.3 and 3.4;
"Tax Act" means the Income Tax Act, RSC 1985, c 1 (5th Supp);
"Total MEG Shares" means the total number of issued and outstanding MEG Shares as at the Effective Time which, for greater certainty, shall include MEG Shares held by Dissenting Shareholders;
"TSX" means the Toronto Stock Exchange;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and
"Withholding Taxes" has the meaning ascribed thereto under Section 5.4 this Plan of Arrangement.
1.2Interpretation Not Affected by Headings, etc.
The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3Number, etc.
Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word "including" or "includes" is used in this Plan of Arrangement, it means "including (or includes) without limitation".
1.4Date for Any Action
If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.
1.5Currency
Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.
1.6References to Legislation
References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
ARTICLE 2
THE ARRANGEMENT AGREEMENT
2.1Plan Pursuant to the Arrangement Agreement
This Plan of Arrangement is made pursuant to the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
2.2Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, shall become effective at, and be binding as and from, the Effective Time, on: (a) MEG; (b) Purchaser; (c) all registered and beneficial holders of MEG Shares, including Dissenting Shareholders; (d) the Depositary; and (e) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.
2.3Filing of the Articles of Arrangement
The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein.
ARTICLE 3
PLAN OF ARRANGEMENT
3.1Arrangement
Commencing at the Effective Time, each of the steps, events or transactions set out in this Section 3.1 shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

Cancellation of MEG Shareholder Rights Plan
(a)the MEG Shareholder Rights Plan shall terminate and cease to have any further force or effect and the MEG SRP Rights shall be cancelled without any payment in respect thereof;
Dissenting Shareholders
(b)the MEG Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to, and acquired by, MEG (free and clear of any Encumbrances), and:
(i)such Dissenting Shareholders shall cease to be the holders of the MEG Shares so transferred and to have any rights as MEG Shareholders other than the right to be paid fair value for such MEG Shares as set out in Section 4.1;
(ii)such Dissenting Shareholders' names shall be removed from the register of holders of MEG Shares maintained by or on behalf of MEG as it relates to the MEG Shares so transferred; and
(iii)all such MEG Shares shall be cancelled;
Acquisition of MEG Shares by Purchaser
(c)subject to Section 3.1(f) each issued and outstanding MEG Share (other than those transferred to MEG pursuant to Section 3.1(b)) shall be, and shall be deemed to be, transferred to, and acquired by, Purchaser (free and clear of any Encumbrances) and each MEG Shareholder whose MEG Shares are so transferred to Purchaser shall be entitled to receive (and, for greater certainty, the Purchaser or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 5.4):
(i)subject to Section 3.1(d), in the case of each Cash Electing Shareholder, an amount of cash, rounded to the nearest whole cent, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares held by such Cash Electing Shareholder and the denominator of which is the Total MEG Shares;
(ii)subject to Section 3.1(d), in the case of each Share Electing Shareholder, that number of Purchaser Shares, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares held by such Share Electing Shareholder and the denominator of which is the Total MEG Shares and then dividing such amount by the quotient obtained by dividing (x) Cash Offer Price by (y) Exchange Ratio; and
(iii)subject to Section 3.1(d), in the case of each Combination Electing Shareholder: (A) for each MEG Share for which each Combination Electing Shareholder is electing cash, an amount of cash, rounded to the nearest whole cent, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares for which the cash election is being made by such Combination Electing Shareholder and the denominator of which is the Total MEG Shares; and (B) for each remaining MEG Share held by each Combination Electing Shareholder, that number of Purchaser Shares, equal to the amount obtained by multiplying the Aggregate Consideration by a fraction, rounded to the nearest eight decimal places, the numerator of which is the number of MEG Shares for which the share election is being made by such Combination Electing Shareholder and the denominator of which is the Total MEG Shares and then dividing such amount by the quotient obtained by dividing (x) Cash Offer Price by (y) Exchange Ratio;
(d)Purchaser shall not be required to pay an aggregate amount of Cash Consideration pursuant to Sections 3.1(c)(i) and 3.1(c)(iii)(A) in excess of the Cash Maximum and shall not be required to issue an aggregate number of Purchaser Shares pursuant to Sections 3.1(c)(ii) and 3.1(c)(iii)(B) in excess of the Share Maximum in exchange for the MEG Shares transferred to Purchaser pursuant to Section 3.1(c), and:
(i)if the Aggregate Cash Elected exceeds the Cash Maximum, the amount of Cash Consideration payable by Purchaser to each Cash Electing Shareholder or Combination Electing Shareholder shall be determined by multiplying (A) the fraction, rounded to the nearest eight decimal places, equal to the Cash Maximum divided by the Aggregate Cash Elected, by (B) the amount of cash that would otherwise be received by such Cash Electing Shareholder or Combination Electing Shareholder pursuant to Sections 3.1(c)(i) or 3.1(c)(iii), and each such Cash Electing Shareholder or Combination Electing Shareholder shall be deemed to be a Combination Electing Shareholder and to have elected to receive Combined Consideration under Section 3.1(c)(iii) in exchange for such holder's MEG Shares comprised of: Cash Consideration for such number of their MEG Shares, rounded down to the nearest whole cent, as is equal to the amount of cash received by such holder, as adjusted in accordance with this Section 3.1(d)(i), divided by the Cash Offer Price, and Share Consideration for the balance of such holder's MEG Shares; and
(ii)if the Aggregate Shares Elected exceeds the Share Maximum, the amount of Share Consideration issuable by Purchaser to each Share Electing Shareholder or Combination Electing Shareholder shall be determined by multiplying (A) the fraction, rounded to the nearest eight decimal places, equal to the Share Maximum divided by the Aggregate Shares Elected, by (B) the number of Purchaser Shares that would otherwise be received pursuant to Sections 3.1(c)(ii) or 3.1(c)(iii), and each such Share Electing Shareholder or Combination Electing Shareholder shall be deemed to be a Combination Electing Shareholder and to have elected to receive Combined Consideration under Section 3.1(c)(iii) in exchange for such holder’s MEG Shares comprised of: Share Consideration for such number of their MEG Shares, as is equal to the amount of Share Consideration issuable to such holder, as adjusted in accordance with this Section 3.1(d)(ii), divided by the Exchange Ratio, and Cash Consideration for the balance of such holder's MEG Shares;
(e)with respect to the election required to be made by a holder of MEG Shares pursuant to Section 3.1(c):
(i)each of such holders of MEG Shares shall be required to make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's MEG Shares; and
(ii)subject to Section 3.1(d), any MEG Shareholder who does not deposit a duly completed Letter of Transmittal and Election Form with the Depositary prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.1(e)(i) or the Letter of Transmittal and Election Form to make an election to exchange MEG Shares as contemplated by Section 3.1(c), shall be deemed to have elected to receive Combined Consideration under Section 3.1(c)(iii) in exchange for such holder's MEG Shares comprised of: (i) Cash Consideration with respect to 75.0 percent of such holder's MEG Shares, rounded down to the nearest whole MEG Share; and (ii) Share Consideration with respect to the remaining 25.0 percent of such holder's MEG Shares, rounded up to the nearest whole MEG Share;
(f)notwithstanding Section 3.1(c), Section 3.1(d) and Section 3.1(e), if a MEG Shareholder:
(i)receives a combination of Cash Consideration and Share Consideration; and
(ii)makes a valid joint election with the Purchaser in accordance with Section 3.6 to have the transfer of MEG Shares to the Purchaser under this Plan of Arrangement take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax Laws), then such MEG Shareholder shall be deemed to have transferred all of such MEG Shareholder's MEG Shares to the Purchaser as a single transaction for consideration consisting of the combination of Cash Consideration and Share Consideration received under this Plan of Arrangement; and
(g)the Parties shall, forthwith following the Effective Time, make the appropriate entries into their securities registers to reflect the matters referred to under this Section 3.1.
3.2Securities Register
(i)With respect to each MEG Shareholder (other than Dissenting Shareholders), at the Effective Time:
(a)such MEG Shareholder shall cease to be the holder of the MEG Shares so transferred and to have any rights as a MEG Shareholder other than the right to receive the Consideration issuable to such holder on the basis set forth in Section 3.1(c);

(b)such MEG Shareholder's name shall be removed from the register of holders of MEG Shares maintained by or on behalf of MEG as it relates to the MEG Shares so transferred; and
(c)Purchaser shall be deemed to be the transferee (free and clear of all Encumbrances) of the MEG Shares so transferred and shall, in respect of such MEG Shares, be added to the register of holders of MEG Shares maintained by or on behalf of MEG.
3.3No Fractional Securities
No fractional Purchaser Shares shall be issued under the Arrangement. In the event that a former MEG Shareholder would otherwise be entitled to a fractional Purchaser Share hereunder, the number of Purchaser Shares issuable to such MEG Shareholder will be rounded up to the next whole number of Purchaser Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Purchaser Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all MEG Shares registered in the name of or beneficially held by such MEG Shareholder or its nominee(s), shall be aggregated.
3.4Adjustment to Consideration
The Share Maximum and Exchange Ratio will be adjusted to reflect fully the effect of any stock split, reverse split, consolidation, reorganization or recapitalization with respect to Purchaser Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.
3.5U.S. Securities Act Exemption
Notwithstanding any provision herein to the contrary, MEG and Purchaser agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the Purchaser Shares are issued on completion of this Plan of Arrangement will be issued by Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any Applicable U.S. Securities Laws.
3.6Income Tax Election
A MEG Shareholder who: (i) receives Share Consideration or a combination of Cash Consideration and Share Consideration; (ii) is a resident of Canada for purposes of the Tax Act or is a partnership; and (iii) is not exempt from tax under the Tax Act, shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act (as applicable) (and in each case, where applicable, the analogous provisions of provincial income tax law) by providing two signed copies of the necessary prescribed election form(s) to the Depositary within 120 days following the Effective Date, duly completed with the details of the number of MEG Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by the Purchaser and returned to such Electing Shareholder within 60 days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such MEG Shareholder. The Purchaser will not be responsible for the proper completion of any election form and, except for the Purchaser’s obligation to return (within 60 days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within 120 days of the Effective Date, the Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by an MEG Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received by the Depositary more than 120 days following the Effective Date, but the Purchaser will have no obligation to do so.

ARTICLE 4
RIGHTS OF DISSENT
4.1Rights of Dissent
Registered MEG Shareholders may exercise Dissent Rights with respect to the MEG Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1; provided that notwithstanding section 191(5) of the ABCA, the written notice setting forth a registered MEG Shareholder's objection to the MEG Transaction Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the MEG Meeting. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the MEG Shares held by them and in respect of which Dissent Rights have been validly exercised to MEG (free and clear of all Encumbrances) without any further act or formality at the effective time of Section 3.1(b) notwithstanding the provisions of section 191 of the ABCA, and if they:
(a)ultimately are entitled to be paid fair value for such MEG Shares they: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) shall be paid by MEG the fair value of such MEG Shares which fair value shall be determined as of the close of business, in respect of the MEG Shares, on the last Business Day before the MEG Transaction Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such MEG Shares; or
(b)ultimately are not entitled, for any reason, to be paid fair value for such MEG Shares they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of MEG Shares notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Combined Consideration for such holder's MEG Shares on the basis set forth in Section 3.1(e)(ii).
4.2Recognition of Dissenting Shareholders
(a)In no circumstances shall MEG, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those MEG Shares in respect of which such rights are sought to be exercised.
(b)For greater certainty, in no case shall MEG, Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of MEG Shares in respect of which Dissent Rights have been validly exercised after the effective time of Section 3.1(b).
4.3Other Dissent Provisions
(a)In addition to any other restrictions in section 191 of the ABCA, MEG Shareholders who have voted in favour of the MEG Transaction Resolution shall not be entitled to exercise Dissent Rights.
(b)A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person's MEG Shares.
ARTICLE 5
CERTIFICATES AND DELIVERY OF CONSIDERATION
5.1Delivery of Consideration
(a)Purchaser shall, on the Effective Date, prior to sending Articles of Arrangement to the Registrar, deposit, or cause to be deposited, in escrow with the Depositary pending completion of the Arrangement, (i) a cash amount equal to the Cash Maximum, and (ii) certificates representing, or other evidence regarding the issuance of, the Purchaser Shares that MEG Shareholders are entitled to receive under the Arrangement pursuant to Section 3.1(c) and, which cash and Purchaser Shares (in the form of certificates or other evidence thereof), shall be held, as of the effective time of Section 3.1(c), by the Depositary as agent and nominee for the MEG Shareholders in accordance with the provisions of this Article 5.

(b)Forthwith following the effective time of Section 3.1(c), subject to Section 5.1(c), Purchaser shall cause to be issued to each MEG Shareholder the Consideration payable in respect of the MEG Shares required by Section 3.1(c).
(c)The Depositary shall deliver the Consideration to which former MEG Shareholders are entitled in respect of those MEG Shares that were transferred or deemed to be transferred pursuant to Section 3.1(c) which are held on a book-entry basis, less any amounts withheld pursuant to Section 5.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. With respect to those MEG Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of certificate(s) or DRS Advice(s) (as applicable) which, immediately prior to the Effective Time, represented outstanding MEG Shares that were transferred or deemed to be transferred pursuant to Section 3.1(c), together with a duly completed and executed Letter of Transmittal, Election Forms and such additional documents and instruments as the Depositary may reasonably require, each former holder of MEG Shares represented by such surrendered certificate(s) or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal and Election Form, the Consideration which such former holder has the right to receive under this Plan of Arrangement for such MEG Shares less any amounts withheld pursuant to Section 5.4, and any certificate(s) so surrendered shall forthwith be cancelled.
(d)Until surrendered as contemplated by Section 5.1(c) (which, for the purposes of this Section 5.1(d) shall be deemed to apply to Dissenting Shareholders) each certificate DRS Advice that immediately prior to the Effective Time represented MEG Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which such former holders of such MEG Shares are entitled under the Arrangement, less any amounts withheld pursuant to Section 5.4, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b), to receive the fair value of the MEG Shares represented by such certificate.
(e)Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing MEG Shares that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former MEG Shareholder to receive certificates or a DRS Advice representing Purchaser Shares to which such holder is entitled pursuant to the Arrangement, shall terminate and be deemed to be surrendered and forfeited to Purchaser for no Consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Consideration shall be returned to Purchaser for cancellation.
(f)No MEG Shareholder shall be entitled to receive any consideration with respect to the MEG Shares other than the Consideration to which the holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.
5.2Lost Certificates
If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding MEG Share that was transferred pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Purchaser and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder's Letter of Transmittal and Election Form. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Purchaser, MEG and their respective transfer agents in such form as is satisfactory to Purchaser, MEG and their respective transfer agents, or shall otherwise indemnify Purchaser, MEG and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered MEG Share certificate which, immediately prior to the Effective Time, represented outstanding MEG Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Applicable Law and to Section 5.4, at the time of such compliance, a MEG Shareholder entitled to receive Purchaser Shares shall receive, in addition to the delivery of a certificate representing the Purchaser Shares a cheque for the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Purchaser Shares.
5.4Withholdings
MEG, Purchaser and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any Purchaser Shares issuable) to any Person pursuant to the Arrangement, such amounts (whether in cash or Purchaser Shares) as MEG, Purchaser or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax Law ("Withholding Taxes"). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of MEG, Purchaser or the Depositary is hereby authorized to sell or otherwise dispose of any Purchaser Shares issuable pursuant to the Arrangement as is necessary to provide sufficient funds to MEG, Purchaser or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of MEG, Purchaser or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and MEG, Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.
5.5No Encumbrances
Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.
5.6Paramountcy
From and after the Effective Time:
(a)this Plan of Arrangement shall take precedence and priority over any and all rights related to MEG Shares issued or outstanding prior to the Effective Time;
(b)the rights and obligations of MEG, Purchaser, the Depositary, the MEG Shareholders (including Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and
(c)all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any MEG Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.
5.7Illegality of Delivery of Purchaser Shares
Notwithstanding the foregoing, if it appears to Purchaser that it would be contrary to Applicable Law to issue Purchaser Shares pursuant to the Arrangement to a MEG Shareholder that is not a resident of Canada, the Purchaser Shares that otherwise would be issued to that Person will be issued to the Depositary for sale by the Depositary or a nominee of the Depositary acceptable to MEG and Purchaser, each acting reasonably, on behalf of that Person. The Purchaser Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary or its nominee shall not be obligated to seek or obtain a minimum price for any of the Purchaser Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Purchaser Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Purchaser Shares and any amount deducted or withheld in respect of Withholding Taxes) in lieu of the Purchaser Shares themselves. None of MEG, Purchaser or the Depositary will be liable for any loss arising out of any such sales.
ARTICLE 6
AMENDMENTS
6.1Amendment of this Plan of Arrangement
(a)MEG and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both MEG and Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the MEG Meeting, approved by the Court; and (iv) communicated to the MEG Shareholders, if and as required by the Court.
(b)Any amendment, modification or supplement to this Plan of Arrangement may be proposed by MEG or Purchaser at any time prior to or at the MEG Meeting (provided that MEG or Purchaser, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the MEG Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the MEG Meeting shall be effective only: (i) if it is consented to in writing by each of MEG and Purchaser (in each case, acting reasonably); and (ii) if required by the Court, if it is consented to by some or all of the MEG Shareholders voting in the manner directed by the Court.
(d)This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of MEG Shares.

SCHEDULE "B"
FORM OF MEG TRANSACTION RESOLUTION
BE IT RESOLVED THAT:
(a)The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), involving, among others, MEG Energy Corp. ("MEG"), Cenovus Energy Inc. ("Purchaser") and the holders ("MEG Shareholders") of common shares of MEG, all as more particularly described and set forth in the management information circular of MEG dated on or about September 8, 2025 accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the terms of the Arrangement Agreement), and all transactions contemplated thereby, be and is hereby authorized, approved and adopted;
(b)The plan of arrangement (the "Plan of Arrangement") involving among others, MEG, Purchaser and MEG Shareholders, implementing the Arrangement, the full text of which is set out in Schedule "A" to the Arrangement Agreement (as hereinafter defined) (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby approved and adopted;
(c)The arrangement agreement (the "Arrangement Agreement") between MEG and Purchaser dated as of August 21, 2025, as modified, amended or amended and restated with its terms, and all the transactions contemplated therein, the actions of the directors of MEG in approving the Arrangement Agreement, and the actions of the directors and officers of MEG in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements to any of the foregoing, and any transactions contemplated by any of the foregoing, are hereby confirmed, authorized, ratified and approved;
(d)Any one director or officer of MEG be and is hereby authorized and directed for and on behalf of MEG to execute, under the corporate seal of MEG or otherwise, and to deliver to the Registrar under the Business Corporations Act (Alberta) for filing, articles of arrangement and such other documents as are necessary or advisable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement;
(e)Notwithstanding that this resolution has been duly passed (and the Plan of Arrangement adopted) by the MEG Shareholders or that the Arrangement has been approved by the Court of King's Bench of Alberta, the directors of MEG are hereby authorized and empowered, without further notice to, or approval of, the MEG Shareholders:
(i)to amend the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; or
(ii)subject to the terms of the Arrangement Agreement, not to proceed with the Plan of Arrangement and revoke this resolution at any time prior to the Effective Time (as defined in the Plan of Arrangement);
(f)Any one or more directors or officers of MEG is hereby authorized, for and on behalf and in the name of MEG, to execute (or cause to be executed) and deliver (or cause to be delivered), whether under corporate seal of MEG or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to this resolution and the matters authorized hereby, the Arrangement Agreement, the Arrangement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
(i)all actions required to be taken by or on behalf of MEG, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by MEG;
such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE "C"
REPRESENTATIONS AND WARRANTIES OF PURCHASER
[See attached]

REPRESENTATIONS AND WARRANTIES OF PURCHASER
(a)Organization and Qualification. Purchaser and the Purchaser Subsidiaries are corporations, partnerships or limited liability companies validly existing and in good standing under the Applicable Laws of their respective jurisdiction of incorporation or formation in all respects and have the requisite power and authority to own their respective properties as now owned and to carry on their respective business as it is now being conducted. Purchaser and the Purchaser Subsidiaries are duly registered to do business and each is in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Purchaser.
(b)Authority Relative to this Agreement. Purchaser has the requisite corporate authority to enter into this Agreement and the MEG Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the MEG Support Agreements, and the consummation by Purchaser of the transactions contemplated hereunder and thereunder, have been duly authorized by the Purchaser Board and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement, the MEG Support Agreements or the Arrangement. This Agreement and the MEG Support Agreements have been duly executed and delivered by Purchaser and constitute legal, valid and binding obligations of Purchaser enforceable against it in accordance with the terms hereof and thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(c)Material Subsidiaries; Joint Ventures. The only Material Subsidiaries of Purchaser are FCCL Partnership, Sunrise Oil Sands Partnership, Husky Marketing and Supply Company, Husky Energy Marketing Partnership, Cenovus Energy Marketing Services Ltd., Husky Canadian Petroleum Marketing Partnership, Husky Oil Limited Partnership, Lima Refining Company, Ohio Refining Company LLC and WRB Refining LP. The Purchaser Subsidiaries are not currently prohibited, directly or indirectly, from paying any dividends to Purchaser, from making any other distribution on its capital stock, from repaying to Purchaser any loans or advances to it from Purchaser. Other than in connection with the foregoing entities identified as Material Subsidiaries, neither Purchaser nor any Purchaser Subsidiary is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or other material arrangement of any kind, other than any customary joint operating agreements or unit agreements affecting the oil and gas properties of Purchaser or a Purchaser Subsidiary and is not party to any agreement under which it agrees to carry on any material part of its business or any other activity in such manner or by which it agrees to share any material revenue or profit with any other Person.
(d)Ownership of Purchaser Subsidiaries. Purchaser is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving subsidiaries which are not wholly-owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of each Purchaser Subsidiary with good title thereto free and clear of any and all Encumbrances, other than those granted to its bank lenders. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any Purchaser Subsidiary. All of the outstanding shares of capital stock in each Purchaser Subsidiary are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
(e)No Violation; Absence of Defaults and Conflicts.
(i)Neither Purchaser nor any Purchaser Subsidiary (A) is in violation of its constating documents or by-laws or (B) is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Purchaser or a Purchaser Subsidiary is a party or to which any of them, or their respective properties or assets, may be subject or by which Purchaser or a Purchaser Subsidiary is bound, except for such defaults which would not result in a Material Adverse Effect on Purchaser.
(ii)Neither the execution and delivery of this Agreement, nor the MEG Support Agreements, by Purchaser nor the consummation of the Arrangement contemplated by this Agreement nor compliance by Purchaser with any of the provisions hereof or thereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Purchaser or a Purchaser Subsidiary or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective constating documents or by-laws; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Purchaser or a Purchaser Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Purchaser or a Purchaser Subsidiary is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the MEG Shareholders, the Court and the Stock Exchanges, as applicable, and subject to compliance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, violate any Applicable Laws; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Purchaser).
(iii)Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled after the completion of the Arrangement, and except for filings and registrations associated with, and the receipt of, the Key Regulatory Approvals and the requisite approvals of the MEG Shareholders, the Court, the Stock Exchanges and any filings required to comply with Applicable U.S. Securities Laws, as applicable: (A) there is no legal impediment to Purchaser's consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Purchaser in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Purchaser or significantly impede the ability of Purchaser to consummate the Arrangement.
(f)Purchaser Shares. Purchaser has reserved and allotted or will reserve and allot prior to Effective Time a sufficient number of Purchaser Shares as may be issuable pursuant to the Arrangement, and prior to issuing Purchaser Shares from treasury in settlement of any MEG Incentives assumed by Purchaser pursuant to Section 2.8, Purchaser will reserve and allot such number of Purchaser Shares as may be issuable pursuant to such treasury settlement, and all such Purchaser Shares when issued, will be duly authorized, validly issued and fully paid and non-assessable.
(g)Funds Available. Purchaser has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the cash portion of the Consideration, the MEG Termination Amount and the MEG Expense Reimbursement Amount pursuant to Sections 2.6, 7.4 and 7.5, respectively.
(h)Litigation. There are no actions, suits, proceedings or investigations by Governmental Authorities or other Persons pending or, to the knowledge of Purchaser, threatened, affecting or that would reasonably be expected to affect Purchaser or a Purchaser Subsidiary or any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of Purchaser or a Purchaser Subsidiary which, if successful, would have a Material Adverse Effect on Purchaser or would significantly impede the ability of Purchaser to consummate the Arrangement. Neither Purchaser nor a Purchaser Subsidiary is subject to any outstanding Order, writ, injunction or decree that has had or would have a Material Adverse Effect on Purchaser or would significantly impede the ability of Purchaser to consummate the Arrangement.
(i)Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of Purchaser and each Purchaser Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by Purchaser and each Purchaser Subsidiary, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.
(j)Tax Reserves. Purchaser has provided adequate accruals in the Purchaser Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, Purchaser and each Purchaser Subsidiary, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(k)Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Purchaser and each Purchaser Subsidiary that would have a Material Adverse Effect on Purchaser. Neither Purchaser nor a Purchaser Subsidiary is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Purchaser, nor, to the knowledge of Purchaser, has such an event been asserted or threatened against Purchaser or a Purchaser Subsidiary or any of their respective assets that would have a Material Adverse Effect on Purchaser.
(l)Withholding Taxes. Purchaser and each Purchaser Subsidiary have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties, except where the failure to pay or withhold and remit would not have a Material Adverse Effect on Purchaser.
(m)Foreign Returns. Except as disclosed in writing by Purchaser to MEG, neither Purchaser nor any Purchaser Subsidiary has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of their respective jurisdictions of incorporation or formation, and no claims have ever been made by a Governmental Authority that Purchaser or a Purchaser Subsidiary is or may be subject to Tax in a jurisdiction where it does not file Returns.
(n)GST and Similar Taxes. The books and records of Purchaser fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, value-added tax, or any similar Tax. All financial transactions of Purchaser have been accurately and completely recorded, in all material respects in the books and records of Purchaser.
(o)Residence. Purchaser is a "Canadian corporation" as defined in the Tax Act.
(p)Listed Transactions. Neither Purchaser nor any Purchaser Subsidiary has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law).
(q)Tax Sharing Agreements. Except as disclosed in writing by Purchaser to MEG, neither Purchaser nor any Purchaser Subsidiary is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which Purchaser or a Purchaser Subsidiary is the common parent and the only members of which are Purchaser or Purchaser Subsidiaries), as a transferee or successor, by Contract or otherwise by operation of Law.
(r)Distributing or Controlled Corporation. Neither Purchaser nor any Purchaser Subsidiary has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.
(s)Reporting Issuer Status. Purchaser is a reporting issuer in all provinces and territories of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Purchaser Shares are listed and posted for trading on each of the Stock Exchanges and Purchaser is in material compliance with the applicable rules of each respective Stock Exchange.
(t)U.S. Securities Law Matters.
(i)Purchaser is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the U.S. Exchange Act.
(ii)Purchaser is not registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940.

(iii)Purchaser is not, and on the Effective Date will not be, a "shell company" (as defined in Rule 405 under the U.S. Securities Act).
(u)Capitalization. As of the Agreement Date, the authorized capital of Purchaser consists of an unlimited number of Purchaser Shares and Purchaser Preferred Shares not exceeding, in aggregate, 20% of the number of issued and outstanding Purchaser Shares. As of the Agreement Date, except as disclosed in writing by Purchaser to MEG, 1,792,772,134 Purchaser Shares, 10,739,654 series 1 Purchaser First Preferred Shares and 1,260,346 series 2 Purchaser First Preferred Shares are issued and outstanding and other than 11,581,353 Purchaser Options, 7,564,453 Purchaser PSUs, 10,088,401 Purchaser RSUs and 3,206,395 Purchaser Warrants, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares and Purchaser Preferred Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser Shares and Purchaser Preferred Shares). All issued and outstanding Purchaser Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Purchaser Shares issuable upon the exercise, settlement or redemption, as applicable, of Purchaser Incentives and the Purchaser Warrants in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Purchaser Shares, there are no securities of Purchaser outstanding which have the legal or contractual right to vote generally with Purchaser Shareholders on any matter.
(v)Shareholder and Similar Agreements. Other than as disclosed in writing by Purchaser to MEG, Purchaser and each of the Purchaser Subsidiaries are not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding Purchaser Shares or other equity or voting securities in the capital of Purchaser or any of the Purchaser Subsidiaries.
(w)No Orders. No Order having the effect of suspending the sale of, or ceasing the trading of, the Purchaser Shares or any other securities of Purchaser has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.
(x)Material Agreements.
(i)Other than this Agreement, Purchaser has not entered into any material agreements which are required to be filed by Purchaser under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Purchaser.
(ii)Neither Purchaser nor any Purchaser Subsidiary is in breach of, or default under the terms of, and, to the knowledge of Purchaser, no other party to any Purchaser Material Contract is in breach of, or default under the terms of, any Purchaser Material Contract, nor is any event of default (or similar term) continuing under any Purchaser Material Contract, and, to the knowledge of Purchaser, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Purchaser Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Purchaser.
(y)Filings. Purchaser and each Purchaser Subsidiary have filed or furnished all material documents, reports, forms, statements, exhibits and schedules (such documents, reports, forms, statements, exhibits and schedules, the "Purchaser Documents") required to be filed or furnished by it with all applicable Governmental Authorities and, except to the extent corrected by subsequent reports filed or furnished prior to the date hereof, all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof: (i) neither Purchaser nor any its officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such Purchaser Documents; (ii) there are no outstanding or unresolved comments received by the Purchaser from Governmental Authorities, including the SEC, with respect to any of the Purchaser Documents; and (iii) none of the Purchaser Documents is the subject of an ongoing review by the SEC or other Governmental Authority.

(z)Books and Records. The corporate records and minute books of Purchaser and each Purchaser Subsidiary have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.
(aa)Financial Statements. The Purchaser Financial Statements, and any interim or annual financial statements filed by or on behalf of Purchaser on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present fairly, in all material respects, in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Purchaser on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Purchaser's accounting policies, except as described in the notes to the Purchaser Financial Statements, since January 1, 2025. A true and complete copy of the Purchaser Financial Statements have been filed or furnished by or on behalf of Purchaser, prior to or concurrent with the execution and delivery of this Agreement, with the applicable Canadian securities regulatory authorities, in compliance with Applicable Canadian Securities Laws and with the United States Securities and Exchange Commission in compliance with Applicable U.S. Securities Laws.
(ab)Financial Reporting. Purchaser maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings and the rules thereunder except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Purchaser; management of Purchaser has assessed the effectiveness of Purchaser's internal control over financial reporting, as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of such date.
(ac)Disclosure Controls and Procedures. Purchaser maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that material information required to be disclosed by Purchaser in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2024 at a reasonable assurance level.
(ad)Absence of Undisclosed Liabilities. Purchaser has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Purchaser Financial Statements (the "Purchaser Balance Sheet");
(ii)those incurred in the ordinary course of business and not required to be set forth in the Purchaser Balance Sheet under IFRS;
(iii)those incurred in the ordinary course of business since the date of the Purchaser Balance Sheet and consistent with past practice; and
(iv)those incurred in connection with the execution of this Agreement.
(ae)No Material Adverse Change. Except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2024: (i) Purchaser and the Purchaser Subsidiaries have conducted their respective business only in the ordinary and normal course substantially consistent with past practice; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Purchaser (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Purchaser; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Purchaser.
(af)Conduct of Business. Since December 31, 2024, neither Purchaser nor any Purchaser Subsidiary has taken any action that would be in violation of Section 3.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Purchaser or would not significantly impede Purchaser's ability to consummate the Arrangement contemplated hereby.
(ag)Environmental. Except as disclosed in writing by Purchaser to MEG, there have not occurred any material spills, emissions or pollution on any property of Purchaser or a Purchaser Subsidiary or as a result of their respective operations that have not been remediated in compliance with Environmental Laws, nor has Purchaser or a Purchaser Subsidiary been subject to any stop Orders, control orders, clean-up Orders or reclamation Orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop Orders, control Orders, clean-up Order or reclamation Orders would not individually or in the aggregate have a Material Adverse Effect on Purchaser. All operations of Purchaser and each Purchaser Subsidiary have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Purchaser. Except as disclosed in writing by Purchaser to MEG, Purchaser is not aware of, or is subject to:
(i)any proceeding, application, Order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or
(ii)any demand or notice with respect to the breach of any Environmental Laws applicable to Purchaser or a Purchaser Subsidiary, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Purchaser.
(ah)Licences. Purchaser and the Purchaser Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, Orders, grants and other authorizations of or from any Governmental Authority necessary to conduct their respective businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, Orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Purchaser.
(ai)Insurance. Policies of insurance are in force naming Purchaser or a Purchaser Subsidiary as insureds that adequately cover all risks as are customarily covered by oil and gas producers and distributors in the industry in which Purchaser operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Purchaser.
(aj)Compliance with Laws. Purchaser and each Purchaser Subsidiary has complied with and are not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Purchaser.
(ak)Corrupt Practices and Trade Legislation.
(i)Neither Purchaser nor any Purchaser Subsidiary, or any of their respective directors, officers, agents, employees or affiliates acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value is to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to Purchaser or any Purchaser Subsidiary and their respective operations and have instituted and maintained policies and procedures reasonably designed to promote compliance with applicable Anti-Corruption Laws. No action, suit or proceeding before any court or any arbitrator involving Purchaser or any Purchaser Subsidiary with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened. To the knowledge of Purchaser, there have been no investigations by any governmental agency, authority or body involving

Purchaser or any Purchaser Subsidiary with respect to the Anti-Corruption Laws, nor are any ongoing or pending or threatened or have been pending or threatened.
(ii)Since August 21, 2018, the operations of Purchaser and the Purchaser Subsidiaries are and have been conducted at all times in material compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Anti-Corruption Laws, and Money Laundering Laws. No action, suit or proceeding before any court or any arbitrator involving Purchaser or any Purchaser Subsidiary with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened. To the knowledge of Purchaser, there have been no investigations by any governmental agency, authority or body involving Purchaser or any Purchaser Subsidiary with respect to the Money Laundering Laws, nor are any ongoing or pending or threatened or have been pending or threatened.
(iii)Neither Purchaser nor any Purchaser Subsidiary, nor to the knowledge of Purchaser, any director, officer, agent, employee or affiliate thereof has been the target of Economic Sanctions and, to the knowledge of the Purchaser, no part of the funds used by the Purchaser to pay the Consideration has been derived from any activity that contravenes applicable Economic Sanctions.
(iv)There have been no material inaccurate or fictitious entries made in the books or records of Purchaser or any Purchaser Subsidiary (to the extent such books or records are kept in connection with the books and records of Purchaser or a Purchaser Subsidiary) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and neither Purchaser nor a Purchaser Subsidiary, or, to the knowledge of Purchaser, their affiliates, have directly or indirectly established or maintained a secret or unrecorded fund.
(v)Purchaser: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of Purchaser and each Purchaser Subsidiary accurately and fairly reflect the transactions of Purchaser and each Purchaser Subsidiary, as applicable, in reasonable detail; (2) transactions are executed in accordance with management's general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that both entity's financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the businesses of Purchaser and the Purchaser Subsidiaries are conducted without any of the actions described in clause (i)(A) and (i)(B) of this Section (kk) and, to the knowledge of Purchaser, there has not been any material breach of such policies or procedures.
(vi)Without limiting the generality of the foregoing, Purchaser and each Purchaser Subsidiary, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such and in relation to the business and operations of the Purchaser or Purchaser Subsidiaries, is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.
(vii)For the avoidance of doubt, any reference to "other thing of value" in this Section (kk) includes meals, entertainment, travel and lodging.
(viii)For purposes of this Section (kk) only, "affiliates" means those affiliates acting in connection with the properties, assets or business of Purchaser and/or a Purchaser Subsidiary, as applicable.
(al)Investment Canada Act. Purchaser is a Canadian within the meaning of the Investment Canada Act.
(am)Financing. Prior to or concurrently with the execution of this Agreement, Purchaser has delivered to MEG a true, complete and fully executed copy of the Debt Commitment Letter, including all exhibits, schedules and annexes and amendments to such letter (as redacted to remove only the rates, fee amounts, monetary thresholds, other economic terms and other terms that are customarily redacted, like personal information; provided that none of such redactions affect the conditionality, timing, availability or aggregate principal amount of the Debt Financing). The Debt Commitment Letter has not been amended, modified or supplemented in any way since the time of its full execution except in compliance with Section 3.7. There are no other agreements, side letters or arrangements (whether written or oral) to which Purchaser or any of its subsidiaries is a party related to the Debt Financing other than as expressly contained in the Debt Commitment Letter delivered to Purchaser on or prior to the date hereof, excluding any securities engagement letters entered into by Purchaser and Financing Source Parties from time to time. The respective commitments contained in the Debt Commitment Letters have not been withdrawn, rescinded, amended, restated or otherwise modified or waived in any respect prior to the execution and delivery of this Agreement and no such withdrawal, rescission, amendment, restatement or other modification is contemplated (other than to (A) add lenders, arrangers, agents, bookrunners, managers and other financing sources in compliance with Section 3.7, and (B) reduce the commitments under the Debt Commitment Letter as a result of, and in an amount not greater than, the net proceeds received from any other Financing, in each case as permitted by Section 3.7(a)). As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the other parties thereto. There are no conditions precedent (express or implied) or contingencies directly or indirectly related to the Financing pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter delivered to MEG pursuant to this Section (mm). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Purchaser under the Debt Commitment Letter or, to the knowledge of the Purchaser, any other party to the Debt Commitment Letter. The Purchaser has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. The net proceeds available to the Purchaser from the Debt Financing, together with the Purchaser's available cash on hand and the net proceeds received by it from another Financing, including a Debt Issue, from asset sales or other dispositions of property or from existing credit facilities, will be in an amount sufficient to pay the cash portion of the Consideration payable under the Plan of Arrangement and all other obligations payable by Purchaser pursuant to this Agreement. The Purchaser does not require any lender or third-party consents under any of its existing credit agreements or other debt facilities or related documents to complete the Financing. The Purchaser has no reason to believe that any of the conditions to the Financing contemplated by the Debt Commitment Letter will not be satisfied on a timely basis or that the Debt Financing (or any portion thereof) will not be made available (other than by reason of a reduction of the commitments under the Debt Commitment Letter as a result of, and in an amount not greater than, the net proceeds received from a any other Financing) on or prior to the Effective Date.

SCHEDULE "D"
REPRESENTATIONS AND WARRANTIES OF MEG
[See attached]

REPRESENTATIONS AND WARRANTIES OF MEG
(a)Organization and Qualification. MEG and the MEG Subsidiary are each corporations validly existing and in good standing under the Applicable Laws of their respective jurisdiction of incorporation in all respects and have the requisite corporate power and authority to own their respective properties as now owned and to carry on their respective business as it is now being conducted. MEG and the MEG Subsidiary are duly registered to do business and each is in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on MEG.
(b)Authority Relative to this Agreement. MEG has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by MEG of the transactions contemplated hereunder and thereunder, have been duly authorized by the MEG Board and, subject to the approval of the MEG Transaction Resolution by MEG Shareholders and the approval of the Circular and matters related to the MEG Meeting by the MEG Board, no other corporate proceedings on the part of MEG are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by MEG and constitutes a legal, valid and binding obligation of MEG enforceable against it in accordance with the terms hereof and thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(c)Material Subsidiaries; Joint Ventures. The MEG Subsidiary is a Material Subsidiary. MEG has no subsidiaries other than the MEG Subsidiary. The MEG Subsidiary is not currently prohibited, directly or indirectly, from paying any dividends to MEG, from making any other distribution on its capital stock, from repaying to MEG any loans or advances to it from MEG. Except as disclosed in writing by MEG to Purchaser, neither MEG nor the MEG Subsidiary is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or other material arrangement of any kind, other than any customary joint operating agreements or unit agreements affecting the oil and gas properties of MEG or the MEG Subsidiary, and is not party to any agreement under which it agrees to carry on any material part of its business or any other activity in such manner or by which it agrees to share any material revenue or profit with any other Person.
(d)Ownership of MEG Subsidiary. MEG is the beneficial direct or indirect owner of all of the outstanding shares of the MEG Subsidiary with good title thereto free and clear of any and all Encumbrances, other than those granted to its bank lenders. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in the MEG Subsidiary. All of the outstanding shares of capital stock in the MEG Subsidiary are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
(e)No Violation; Absence of Defaults and Conflicts.
(i)Neither MEG nor the MEG Subsidiary (A) is in violation of its constating documents or by-laws, or (B) is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which MEG or the MEG Subsidiary is a party or to which any of them, or their respective properties or assets, may be subject or by which MEG or the MEG Subsidiary is bound, except for such defaults which would not result in a Material Adverse Effect on MEG.
(ii)Neither the execution and delivery of this Agreement by MEG nor the consummation of the Arrangement contemplated by this Agreement nor compliance by MEG with any of the provisions hereof will: (A) except as disclosed in writing by MEG to Purchaser, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of MEG or the MEG Subsidiary or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective constating documents or by-laws; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which MEG or the MEG Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which MEG or the MEG Subsidiary is bound; or (B) subject to obtaining the Key Regulatory Approvals, and the requisite approvals of the MEG Shareholders, the Court and the TSX and subject to compliance with Applicable Canadian Securities Laws, violate any Applicable Laws; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on MEG).
(iii)Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled after the completion of the Arrangement, and except for filings and registrations associated with, and the receipt of, the Key Regulatory Approvals, and the requisite approvals of the MEG Shareholders, the Court and the TSX: (A) there is no legal impediment to MEG's consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of MEG in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on MEG or significantly impede the ability of MEG to consummate the Arrangement.
(f)Funds Available. MEG has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Purchaser Termination Amount and the Purchaser Expense Reimbursement Amount pursuant to Sections 7.2 and 7.3, respectively.
(g)Litigation. Except as disclosed in writing by MEG to Purchaser, there are no actions, suits, proceedings or investigations by Governmental Authorities or other Persons pending or, to the knowledge of MEG, threatened, affecting or that would reasonably be expected to affect MEG or the MEG Subsidiary or any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of MEG or the MEG Subsidiary which, if successful, would have a Material Adverse Effect on MEG or would significantly impede the ability of MEG to consummate the Arrangement. Neither MEG nor the MEG Subsidiary is subject to any outstanding Order, writ, injunction or decree that has had or would have a Material Adverse Effect on MEG or would significantly impede the ability of MEG to consummate the Arrangement.
(h)Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of MEG and the MEG Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by MEG and the MEG Subsidiary, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.
(i)Tax Reserves. MEG has provided adequate accruals in the MEG Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, MEG and the MEG Subsidiary, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(j)Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of MEG and the MEG Subsidiary that would have a Material Adverse Effect on MEG. Neither MEG nor the MEG Subsidiary is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on MEG, nor, to the knowledge of MEG, has such an event been asserted or threatened against MEG or the MEG Subsidiary or any of their respective assets that would have a Material Adverse Effect on MEG.
(k)Withholding Taxes. MEG and the MEG Subsidiary have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties, except where the failure to pay or withhold and remit would not have a Material Adverse Effect on MEG.

(l)Foreign Returns. Except as disclosed in writing by MEG to Purchaser, neither MEG nor the MEG Subsidiary has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of their respective jurisdictions of incorporation, and no claims have ever been made by a Governmental Authority that MEG or the MEG Subsidiary is or may be subject to Tax in a jurisdiction where it does not file Returns.
(m)GST and Similar Taxes. The books and records of MEG fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of MEG and the MEG Subsidiary have been accurately and completely recorded, in all material respects in the books and records of MEG.
(n)Residence. MEG is a "Canadian corporation" as defined in the Tax Act.
(o)Listed Transactions. Neither MEG nor the MEG Subsidiary has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law).
(p)Tax Sharing Agreements. Neither MEG nor the MEG Subsidiary is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which MEG and the MEG Subsidiary is the common parent and the only members of which are MEG and the MEG Subsidiary), as a transferee or successor, by Contract or otherwise by operation of Law.
(q)Distributing or Controlled Corporation. Neither MEG nor the MEG Subsidiary has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.
(r)Reporting Issuer Status. MEG is a reporting issuer in all provinces and territories of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The MEG Shares are listed and posted for trading on the TSX, and MEG is in material compliance with the applicable rules of the TSX.
(s)U.S. Securities Law Matters.
(i)There is no class of securities of MEG registered or required to be registered under section 12 of the U.S. Exchange Act, nor does MEG have a reporting obligation under section 13(d) or 15 of the U.S. Exchange Act.
(ii)MEG is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the U.S. Exchange Act.
(iii)MEG is not registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940.
(iv)MEG is not, and on the Effective Date will not be, a "shell company" (as defined in Rule 405 under the U.S. Securities Act).
(t)Capitalization. As of the Agreement Date, the authorized capital of MEG consists of an unlimited number of MEG Shares and an unlimited number of preferred shares, issuable in series. As of the Agreement Date, 254,378,035 MEG Shares and nil preferred shares are issued and outstanding. As of the Agreement Date other than 1,615,171 MEG Treasury-Settled RSUs, 950,034 MEG Treasury-Settled PSUs and the MEG SRP Rights issued under the MEG Shareholder Rights Plan, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by MEG of any securities of MEG (including MEG Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of MEG (including MEG Shares). All issued and outstanding MEG Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all MEG Shares issuable upon the exercise, settlement or redemption, as applicable, of MEG Incentives (other than MEG Incentives that may only be settled with cash) in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the MEG Shares, there are no securities of MEG outstanding which have the legal or contractual right to vote generally with MEG Shareholders on any matter. As of the Agreement Date, there are 516,945 MEG Cash-Settled PSUs and 715,584 MEG DSUs and in the case of the MEG DSUs entitles the holders thereof to: (i) a cash payment; or (ii) at the discretion of MEG, MEG Shares acquired in the open market, all in accordance with the MEG DSU Plan.
(u)MEG Notes. As of the Agreement Date, there is US$600 million principal outstanding on the MEG Notes.
(v)Shareholder and Similar Agreements. Except for the MEG Shareholder Rights Plan or as permitted pursuant to this Agreement, MEG and the MEG Subsidiary are not party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding MEG Shares or other equity or voting securities in the capital of MEG and the MEG Subsidiary. Prior to the Effective Time, MEG will not implement any additional shareholder rights plan that applies to the Arrangement.
(w)Dividends. There are no dividends declared or other distributions or payments in respect of the MEG Shares that are unpaid or due to be paid except as contemplated by this Agreement and other than: (i) the regular quarterly dividend of $0.11/MEG Share to be paid on October 15, 2025 by MEG to MEG Shareholders of record on September 12, 2025; and (ii) the regular quarterly dividend of $0.11/MEG Share to be paid on January 15, 2026 by MEG to MEG Shareholders of record on December 15, 2025, MEG will not declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of the MEG Shares owned by any Person other than a member of the MEG Group.
(x)No Orders. No Order having the effect of suspending the sale of, or ceasing the trading of, the MEG Shares or any other securities of MEG has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of MEG, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.
(y)Material Agreements.
(i)Other than this Agreement or as permitted pursuant to this Agreement, MEG has not entered into any Contracts which are required to be filed by MEG under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by MEG.
(ii)Other than the Contracts described in Section (y)(i) above and except as disclosed in writing by MEG to Purchaser, MEG has made available to Purchaser in the MEG Data Room or as otherwise provided to the Purchaser pursuant to the Amended and Restated Clean Team Agreement made as of August 16, 2025 and effective as of July 8, 2025 between MEG and the Purchaser, true and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto) of each of the following Contracts to which MEG or the MEG Subsidiary is a party or bound as of the Agreement Date:
(A)each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, area of dedication, or non-compete or similar type of provision that materially restricts the ability of MEG or the MEG Subsidiary (including MEG and the MEG Subsidiary following the Effective Time) to (1) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (2) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;
(B)each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (1) indebtedness for borrowed money in any amount in excess of [limit redacted] or (2) other indebtedness of MEG or the MEG Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of [limit redacted], other than agreements solely between or among MEG and the MEG Subsidiary;

(C)each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any oil and gas properties of MEG and the MEG Subsidiary for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from MEG or the MEG Subsidiary exceeds [limit redacted], other than Contracts involving the acquisition or sale of (or option to purchase or sell) hydrocarbons in the ordinary course of business;
(D)each International Swaps and Derivatives Association master agreement (each, together with each schedule thereto and amendments thereto, an "ISDA") under which any Hedging Transactions are outstanding involving: (1) with respect to hydrocarbons, aggregate notional quantities of bitumen in excess of [amount redacted] barrels per day (calculated over any monthly period) or aggregate notional quantities of liquid hydrocarbons in excess of [amount redacted] barrels per day (calculated over any monthly period); (2) with respect to interest rates, aggregate notional amounts in excess of [limit redacted] (or the equivalent in any other currency); or (3) with respect to cross-currency exchange, aggregate notional amounts in excess of [limit redacted] (or the equivalent in any other currency), it being further represented and warranted that each Hedging Transaction under each such ISDA is evidenced by and confirmed through the standard bank counterparty confirmation process and documentation which (except as disclosed in the MEG Data Room) does not materially amend such ISDA;
(E)each partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively between MEG and the MEG Subsidiary and other than any customary joint operating agreements or units agreements affecting the oil and gas properties of MEG or the MEG Subsidiary;

(F)each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring MEG or the MEG Subsidiary to make annual expenditures in excess of [limit redacted] or aggregate payments in excess of [limit redacted] (in each case, net to the interest of MEG and the MEG Subsidiary) following the date of this Agreement, other than customary joint operating agreements and exploration and development obligations under oil and gas leases;
(G)each agreement that contains any exclusivity, "most favored nation" or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which MEG or the MEG Subsidiary is subject, and, in each case, is material to the business of the MEG Group, taken as a whole, in each case other than those contained in (1) any agreement in which such provision is solely for the benefit of MEG or the MEG Subsidiary, (2) customary royalty pricing provisions in oil and gas leases or (3) customary preferential rights in joint operating agreements or unit agreements affecting the business or the oil and gas properties of MEG or the MEG Subsidiary;
(H)any acquisition or divestiture Contract that contains "earn out" or other contingent payment obligations, or remaining indemnity or similar obligations (other than (1) asset retirement obligations or plugging and abandonment obligations set forth in the MEG Reserves Report or (2) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (I) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of [limit redacted] or (II) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of [limit redacted] in the aggregate after the Agreement Date;
(I)any Contract (other than any other Contract otherwise covered by this Section (y)(ii)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of MEG or the MEG Subsidiary outside the ordinary course of business, in each case, involving annual payments in excess of [limit redacted] or aggregate payments in excess of [limit redacted] (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the oil and gas properties of MEG or the MEG Subsidiary), or creates or would create an Encumbrance on any material asset or property of MEG or the MEG Subsidiary;
(J)any Contract that provides for midstream services to, or the sale by, MEG or the MEG Subsidiary of hydrocarbons for a term greater than or equal to five (5) years and does not allow MEG or the MEG Subsidiary to terminate it without penalty to MEG or the MEG Subsidiary within ninety (90) days; and
(K)any Contract that provides for a "take-or-pay" clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of hydrocarbons from MEG or the MEG Subsidiary's oil and gas properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of [limit redacted] during the twelve (12) month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of [limit redacted] during the two (2)-year period following the date of this Agreement.
(iii)Neither MEG nor the MEG Subsidiary is in breach of, or default under the terms of, and, to the knowledge of MEG, no other party to the MEG Material Contract is in breach of, or default under the terms of, the MEG Material Contract, nor is any event of default (or similar term) continuing under the MEG Material Contract, and, to the knowledge of MEG, there does not exist any event,
(iv)condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under the MEG Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of MEG.
(z)Filings. MEG and the MEG Subsidiary have filed or furnished all material documents, reports, forms, statements, exhibits and schedules (such documents, reports, forms, statements, exhibits and schedules, the "MEG Documents") required to be filed or furnished by it with all applicable Governmental Authorities and, except to the extent corrected by subsequent reports filed or furnished prior to the date hereof, all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof: (i) neither MEG nor any its officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such MEG Documents; (ii) there are no outstanding or unresolved comments received by MEG from Governmental Authorities with respect to any of the MEG Documents; and (iii) none of the MEG Documents is the subject of an ongoing review by any Governmental Authority.
(aa)Books and Records. The corporate records and minute books of MEG and the MEG Subsidiary have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects. The minute books of MEG and the MEG Subsidiary, which have been made available to Purchaser prior to the date hereof, are complete and accurate in all material respects (other than minutes of meetings of the MEG Board and any committee thereof relating to Strathcona, the Existing Strathcona Offer, the strategic review process initiated on June 16, 2025, and this Agreement and the transactions contemplated hereby).
(ab)Financial Statements. The MEG Financial Statements, and any interim or annual financial statements filed by or on behalf of MEG on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly, in all material respects, in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of MEG on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in MEG's accounting policies, except as described in the notes to the MEG Financial Statements, since January 1, 2025. A true and complete copy of the MEG Financial Statements have been filed by or on behalf of MEG, prior to or concurrent with the execution and delivery of this Agreement, with the applicable Canadian securities regulatory authorities, in compliance with Applicable Canadian Securities Laws.
(ac)Financial Reporting. MEG maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings and the rules thereunder, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on MEG; management of MEG has assessed the effectiveness of MEG's internal control over financial reporting, as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of such date.
(ad)Disclosure Controls and Procedures. MEG maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that material information required to be disclosed by MEG in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2024 at a reasonable assurance level.
(ae)Absence of Undisclosed Liabilities. MEG has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the MEG Financial Statements (the "MEG Balance Sheet");
(ii)those incurred in the ordinary course of business and not required to be set forth in the MEG Balance Sheet under IFRS;
(iii)those incurred in the ordinary course of business since the date of the MEG Balance Sheet and consistent with past practice; and
(iv)those incurred in connection with the execution of this Agreement.
(v)As of the Agreement Date, the amounts owing by MEG under the MEG Credit Agreement are as set forth in the MEG Disclosure Letter.
(af)No Material Adverse Change. Except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2024: (i) MEG and the MEG Subsidiary have conducted their respective business only in the ordinary and normal course substantially consistent with past practice; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to MEG (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of MEG; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on MEG.
(ag)Conduct of Business. Since December 31, 2024, neither MEG nor the MEG Subsidiary has taken any action that would be in violation of Section 3.2 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on MEG or would not significantly impede MEG's ability to consummate the Arrangement contemplated hereby.
(ah)Environmental. There have not occurred any material spills, emissions or pollution on any property of MEG or the MEG Subsidiary or as a result of their respective operations that have not been remediated in compliance with Environmental Laws, nor has MEG or the MEG Subsidiary been subject to any stop Orders, control Orders, clean-up Orders or reclamation Orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop Orders, control Orders, clean-up Order or reclamation Orders would not individually or in the aggregate have a Material Adverse Effect on MEG. All operations of MEG and the MEG Subsidiary have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on MEG. To the knowledge of MEG, MEG is not subject to:

(i)any proceeding, application, Order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures;
(ii)any demand or notice with respect to the breach of any Environmental Laws applicable to MEG or the MEG Subsidiary, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances; or
(iii)there are no circumstances which could reasonably be expected to result in any of (i) or (ii), which would reasonably be expected to have a Material Adverse Effect on MEG.
(ai)Indigenous Matters.
(i)The MEG Disclosure Letter sets out a list of all Contracts with Indigenous communities to which any of MEG or the MEG Subsidiary is a party ("Indigenous Group Contracts"). Other than the Indigenous Group Contracts or as set forth in the Disclosure Letter, neither MEG nor the MEG Subsidiary nor any person acting on behalf of MEG or the MEG Subsidiary is currently in discussions or negotiations with any Indigenous community with respect to entering into a new Indigenous Group Contract or terminating, amending, modifying or supplementing any Indigenous Group Contract. Neither MEG nor the MEG Subsidiary is in default under any Indigenous Group Contract.
(ii)Other than as set out in the MEG Disclosure Letter, no dispute exists or, to the knowledge of MEG, is threatened between an Indigenous community group and MEG or the MEG Subsidiary with respect to the oil and gas properties of MEG or the MEG Subsidiary or the operations of MEG or the MEG Subsidiary of its business which has had, or is reasonably likely to give rise to, a Material Adverse Effect.
(aj)Real Property Title. MEG and the MEG Subsidiary have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by MEG and the MEG Subsidiary, necessary to permit the operation of their respective business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on MEG. MEG does not have any knowledge nor is it aware of any defects, failures or impairments in the title of MEG or the MEG Subsidiary to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on MEG.
(ak)No Defaults under Leases and Agreements.
(i)Neither MEG nor the MEG Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to their respective assets to which MEG or the MEG Subsidiary is a party or by or to which MEG or the MEG Subsidiary or any of their respective assets are bound or subject, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on MEG.
(ii)To the knowledge of MEG:
(A)MEG and the MEG Subsidiary is in good standing under all, and is not in default under any; and
(B)there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of MEG, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on MEG.
(al)No Encumbrances. Neither MEG nor the MEG Subsidiary has encumbered or alienated their interests in their respective assets or agreed to do so and their assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate.

(am)Ownership of Material Property. MEG and the MEG Subsidiary have ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of their respective businesses, in each case free and clear of all Encumbrances and other material adverse claims known to MEG, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate. Subject to the terms, covenants, conditions and stipulations in MEG's title and operating documents, MEG is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under MEG, except as would not, individually or in the aggregate, have a Material Adverse Effect on MEG.
(an)No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of MEG's or the MEG Subsidiary's material rights, title, interests, property, licenses or assets as a consequence of the Parties entering into this Agreement or the Arrangement, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on MEG.
(ao)Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas assets of MEG and the MEG Subsidiary and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner, except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on MEG.
(ap)Reserves. A true and complete copy of the MEG Reserves Report has been provided to Purchaser. MEG cooperated with GLJ in the preparation of the MEG Reserves Report, which has been accepted and approved by the Reserves Committee and the MEG Board. MEG has made available to GLJ prior to the issuance of the MEG Reserves Report for the purpose of preparing such report, all information within MEG's power or possession requested by GLJ, which information did not to MEG's knowledge, at the time such information was provided, contain any misrepresentation and MEG does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to GLJ since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. MEG believes that the MEG Reserves Report reasonably presents the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with MEG's properties evaluated in such report as at December 31, 2024, based upon information available at the time such reserves information was prepared, and MEG believes that at the date of such report, the MEG Reserves Report reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom in all material respects.
(aq)Licences. MEG and the MEG Subsidiary have obtained and are in compliance with all licenses, permits, certificates, consents, Orders, grants and other authorizations of or from any Governmental Authority necessary to conduct their respective businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, Orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on MEG.
(ar)Federal Pipelines. MEG does not own any federally regulated pipelines or other federally regulated undertakings.
(as)Long-Term Hedging Transactions. MEG and the MEG Subsidiary have no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under MEG's corporate policies.
(at)Employee Benefit Plans. MEG has made available to Purchaser, complete and correct copies of each material health and welfare, dental, supplemental unemployment benefit, post-employment benefit, bonus, profit sharing, option, stock appreciation, restricted share unit, performance share unit, deferred share unit, phantom equity or equity based compensation, savings, life insurance, incentive, deferred compensation, security purchase, security compensation, termination or severance pay, disability, pension or supplemental retirement plans, retirement savings, savings and other similar plans, policies, trusts, funds, agreements or arrangements, in each case for the benefit of current or former employees, consultants or directors of MEG or the MEG Subsidiary, which are maintained by, contributed to or binding upon MEG or the MEG

Subsidiary or in respect of which MEG or the MEG Subsidiary has any actual or contingent liability (the "MEG Employee Plans"), and:
(i)the MEG Employee Plans have been maintained and administered in material compliance with its terms, and is funded in accordance with Applicable Laws and the applicable MEG Employee Plan terms;
(ii)all required employer contributions and premiums under the MEG Employee Plans have been made in accordance with Applicable Law and the terms thereof;
(iii)the MEG Employee Plans that are required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of MEG, nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;
(iv)to the knowledge of MEG, there are no pending or anticipated claims against or otherwise involving any of the MEG Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of MEG Employee Plan activities) has been brought against or with respect to the MEG Employee Plans;
(v)all contributions, reserves or premium payments required to be made to the MEG Employee Plans have been made or accrued for in the books and records of MEG in all material respects and in the MEG Financial Statements in accordance with IFRS;
(vi)no insurance policy or any other agreement affecting any MEG Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder and there are no required or permitted increases in contributions, premiums or other payments expected other than in the ordinary course of business;
(vii)to the knowledge of MEG, the level of reserves under each MEG Employee Plan which provides group benefits and contemplates the holding of such reserves is reasonable and sufficient to provide for all incurred but unreported claims;
(viii)except as disclosed in the MEG Disclosure Letter, none of the MEG Employee Plans provide for defined benefit pension or post-employment health and welfare benefits or for benefits to former employees or to the beneficiaries or dependents of former employees;
(ix)except as disclosed in the MEG Disclosure Letter, the execution and delivery of, and performance by MEG of, this Agreement and the consummation of the Arrangement by it will not: (i) accelerate the time of payment or vesting of any entitlement under any MEG Employee Plan; (ii) result in an obligation to fund (through a trust or otherwise) any compensation or benefits under any MEG Employee Plan; (iii) increase any amount payable under any MEG Employee Plan; (iv) result in the acceleration of any other obligation pursuant to any MEG Employee Plan or (v) limit the right of MEG or the MEG Subsidiary to amend, merge, terminate or receive a reversion of assets from the MEG Employee Plan or related trust; and
(x)other than as disclosed in the MEG Disclosure Letter, all unfunded liabilities in respect of the MEG Employee Plans have been reflected in the MEG Financial Statements or accrued for in the books and records of MEG.
(au)Employment Matters, Employment Agreements and Collective Agreements. Except as disclosed in writing by MEG to Purchaser:
(i)other than the MEG Executive Employment Agreements, neither MEG nor the MEG Subsidiary is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to the MEG Employees as a result of the execution and delivery of this Agreement or the consummation of the Arrangement;

(ii)neither MEG nor the MEG Subsidiary is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, nor does MEG have any knowledge of any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former MEG or MEG Subsidiary employee, nor has there been any actual or threatened application for certification or bargaining rights or letter of understanding occurred since August 21, 2020. No trade union, council of trade unions, employee associations, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to MEG Employees by way of certification, voluntary recognition or successorship;
(iii)there is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving MEG or the MEG Subsidiary and, to the knowledge of MEG, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against MEG or the MEG Subsidiary. No trade union has applied to have MEG declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which MEG or the MEG Subsidiary carries on business;
(iv)no unfair labour practice complaint, grievance or arbitration proceeding is pending or involving MEG or the MEG Subsidiary and, to the knowledge of MEG, neither MEG nor the MEG Subsidiary has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against MEG or the MEG Subsidiary;
(v)MEG and the MEG Subsidiary is in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, workers' compensation and occupational health and safety in respect of the MEG Employees, and there are no outstanding actual or, to the knowledge of MEG, threatened claims, complaints, investigations or Orders under any such Laws;
(vi)the MEG Disclosure Letter sets forth a complete and accurate list, other than errors and omissions, which are not material, as of the Agreement Date of each MEG Employee, including such MEG Employee's name, date of birth, job title, job location, date of hire (including any prior agreement recognizing past service and if applicable, the relevant service date), status as to full- or part-time and active or inactive (for any inactive MEG Employees, the type of leave, leave start date and estimated leave end date), annual salary, wage rates, commissions or bonuses (including any retention or other special compensation and amounts such MEG Employee is entitled to), statutory termination notice entitlement and MEG's reasonable estimate of severance entitlement, long-term incentive entitlement, overtime eligibility, benefits (including any housing or travel benefits), vacation entitlement;
(vii)to the knowledge of MEG, each MEG Employee in Canada is lawfully entitled to work in Canada, without restriction or the requirement for any work visa or permit required;
(viii)all amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay and other employee benefits in respect of MEG Employees which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of MEG, in all material respects;
(ix)there are no outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by MEG or the MEG Subsidiary pursuant to any workers' compensation legislation and neither MEG nor the MEG Subsidiary has been reassessed in any material respect under such legislation and, to the knowledge of MEG, no audit of MEG or the MEG Subsidiary is currently being performed pursuant to any applicable worker's compensation legislation;
(x)MEG maintains an account in good standing with all applicable Workers' Compensation Boards, in the applicable jurisdictions;
(xi)there are no material charges pending with respect to MEG or the MEG Subsidiary under OHSL. MEG and the MEG Subsidiary have complied in all material respects with the terms and conditions of the OHSL, as well as with any Orders issued under OHSL. There are no appeals of any material Orders under OHSL currently outstanding;
(xii)the MEG Disclosure Letter sets forth a complete and accurate list as of the Agreement Date of Independent Contractors who are receiving remuneration for work or services provided to MEG,

including such Independent Contractors, name (and corporate entity name, if applicable), confirmation whether such Independent Contractor is providing services pursuant to a written consulting contract; and
(xiii)to the knowledge of MEG, MEG and the MEG Subsidiary have in all material respects properly classified each Independent Contractor directly engaged or retained by them in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of MEG, threatened material claims, complaints or investigations regarding MEG or the MEG Subsidiary's classification of such Independent Contractor and contingent workers.
(av)Insurance. Policies of insurance are in force naming MEG or the MEG Subsidiary as insureds that adequately cover all risks as are customarily covered by oil and gas producers and distributors in the industry in which MEG operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on MEG.
(aw)Indebtedness To and By Officers, Directors and Others. Neither MEG nor the MEG Subsidiary is indebted to any of its respective directors, officers, employees or consultants, or any of their respective associates or affiliates, or other parties not at arm's length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to MEG or the MEG Subsidiary, as applicable.
(ax)Compliance with Laws. MEG and the MEG Subsidiary has complied with and are not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on MEG.
(ay)Restrictions on Business Activities. There is no judgment, injunction or Order binding upon MEG that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing MEG's business, operations or assets or result in, individually or in the aggregate, a Material Adverse Change or significantly impact the ability of MEG to consummate the Arrangement.
(az)Possession of Intellectual Property. (i) MEG and the MEG Subsidiary own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned (or purported to be owned) by or used by either of them in the operation, conduct or maintenance of their respective businesses in the manner presently operated, conducted and maintained (collectively, the "MEG IP"); (ii) the MEG IP is sufficient for MEG and the MEG Subsidiary to operate, conduct and maintain their respective business in the manner presently operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by MEG or the MEG Subsidiary of their respective business in the manner presently operated, conducted and maintained, nor the use by MEG or the MEG Subsidiary of the MEG IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party, or breaches any duty or obligation owed to any third party; (iv) except as disclosed in writing by MEG to Purchaser, neither MEG nor the MEG Subsidiary has received any written notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party or breach of any duty or obligation owed to any third party; or (B) that MEG and the MEG Subsidiary does not own the MEG IP or, in the case of MEG IP which is licensed to MEG or the MEG Subsidiary, as the case may be, that it does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of their business in the manner presently operated, conducted and maintained; (v) MEG and the MEG Subsidiary has used and continue to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the MEG IP; (vi) the entering into of this Agreement will not trigger any material change of control payments or fees under any material license agreements, including, without limitation, seismic license agreements; (vii) the Information Technology owned, licensed, leased or used by MEG and the MEG Subsidiary (collectively, the "MEG IT") meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of MEG and the MEG Subsidiary as presently operated, conducted and maintained; (viii) MEG and the MEG Subsidiary: (A) have and continue to use reasonable commercial efforts to protect the security and integrity of the MEG IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; (ix) MEG and the MEG Subsidiary have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control materially in accordance with applicable data protection and privacy Laws; (x) to the knowledge of MEG, all necessary assignments and waivers have been obtained from all MEG Employees, Independent Contractors, consultants, and any other persons who have contributed to the creation or development of any of the MEG IP, and without limiting the foregoing, all authors of any works included in the MEG IP have expressly waived, in writing, any and all moral rights they may have in such works, to the fullest extent permitted by Applicable Law, including under the Copyright Act (Canada); (xi) with the exception of registrations or applications abandoned in the ordinary course of business, all registrations and applications for registration of Intellectual Property Rights owned by MEG or the MEG Subsidiary are subsisting and in good standing, and all maintenance and renewal fees due prior to the Effective Date have been paid; (xii) MEG has not granted any material licenses, options, or rights to any third party to use, enforce, or acquire any MEG IP; (xiii) there is no pending or threatened litigation, opposition, cancellation, re-examination, or other proceeding or challenge relating to any MEG IP; and (xiv) MEG and the MEG Subsidiary are in material compliance with all applicable open source software license terms and have not used any open source software in a manner that would require the disclosure, licensing, or distribution of any proprietary source code of MEG or the MEG Subsidiary, or that would otherwise subject any proprietary software of MEG or the MEG Subsidiary to any open source license obligations; in each case, other than non-compliance with or violations of the representations and warranties provided in this Section (zz)(i)-(xiv) which would, individually or in the aggregate, not have a Material Adverse Effect on MEG.
(ba)Corrupt Practices and Trade Legislation.
(i)Neither MEG nor the MEG Subsidiary, or any of their respective directors, officers, agents, employees or affiliates acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value is to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to MEG or the MEG Subsidiary and their respective operations and have instituted and maintained policies and procedures reasonably designed to promote compliance with applicable Anti-Corruption Laws. No action, suit or proceeding before any court or any arbitrator involving MEG or the MEG Subsidiary with respect to the Anti-Corruption Laws is ongoing or, to the knowledge of MEG, pending or threatened or has been pending or threatened. To the knowledge of MEG, there have been no investigations by any governmental agency, authority or body involving MEG or the MEG Subsidiary with respect to the Anti-Corruption Laws, nor are any ongoing or pending or threatened or have been pending or threatened.
(ii)Since August 21, 2018, the operations of MEG and the MEG Subsidiary is and have been conducted at all times in material compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Anti-Corruption Laws, and Money Laundering Laws. No action, suit or proceeding before any court or any arbitrator involving MEG or the MEG Subsidiary with respect to the Money Laundering Laws is ongoing or, to the knowledge of MEG, pending or threatened or has been pending or threatened. To the knowledge of MEG, there have been no investigations by any governmental agency, authority or body involving MEG or the MEG Subsidiary with respect to the Money Laundering Laws, nor are ongoing or pending or threatened or have been pending or threatened.
(iii)Neither MEG nor the MEG Subsidiary, nor to the knowledge of MEG, any director, officer, agent, employee or affiliate thereof has been the target of Economic Sanctions; and neither MEG nor the MEG Subsidiary is in violation of any of the applicable Economic Sanctions, including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions or, to the knowledge of MEG, any Person who is owned (including through, held, or controlled by such a Person).
(iv)There have been no material inaccurate or fictitious entries made in the books or records of MEG or the MEG Subsidiary (to the extent such books or records are kept in connection with the books and records of MEG or the MEG Subsidiary) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and neither MEG nor the MEG Subsidiary, or, to the knowledge of MEG, their affiliates, have directly or indirectly established or maintained a secret or unrecorded fund.
(v)MEG: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of MEG and the MEG Subsidiary accurately and fairly reflect the transactions of MEG and the MEG Subsidiary, as applicable, in reasonable detail; (2) transactions are executed in accordance with management's general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that both entity's financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the businesses of MEG and the MEG Subsidiary is conducted without any of the actions described in clause (i)(A) and (i)(B) of this Section (aaa) and, to the knowledge of MEG, there has not been any material breach of such policies or procedures.
(vi)Without limiting the generality of the foregoing, MEG and the MEG Subsidiary, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.
(vii)For the avoidance of doubt, any reference to "other thing of value" in this Section (aaa) includes meals, entertainment, travel and lodging.
(viii)For purposes of this Section (aaa) only, "affiliates" means those affiliates acting in connection with the properties, assets or business of MEG and/or the MEG Subsidiary, as applicable.